     As filed with the Securities and Exchange Commission on April 18, 2000
                                                    Registration No. 333-

================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ------------------
                                    Form S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              ------------------

                              Pure Resources, Inc.
             (Exact name of registrant as specified in its charter)

            Delaware                                      1311                                   74-2952918
 (State or other jurisdiction of             (Primary Standard Industrial          (I.R.S. Employer Identification No.)
 incorporation or organization)                   Classification No.)

                     500 West Texas, Suite 200                                                   Jack D.  Hightower
                       Midland, Texas 79701                                                   500 West Texas, Suite 200
                         (915) 498-8600                                                          Midland, Texas 79701
       (Address, including zip code, and telephone number,                                           (915) 498-8600
including area code, of registrant's principal executive offices)               (Name, address, including zip code, and telephone
                                                                                number, including area code, of agent for service)

                              ------------------
                                  Copies to:

         Robert S. Baird                              Joe Dannenmaier
     Vinson & Elkins L.L.P.                           Craig N. Adams
 One American Center, Suite 2700                       Jane E. Rast
       Austin, Texas 78701                       Thompson & Knight L.L.P.
                                              1700 Pacific Avenue, Suite 3300
                                                   Dallas, Texas  75201

                              ------------------

     Approximate date of commencement of proposed sale to the public: Upon the effective date of the Merger described in this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                              ------------------

                        CALCULATION OF REGISTRATION FEE

========================================================================================================
                                                         Proposed           Proposed
                                                          maximum            maximum         Amount of
 Title of each class of securities    Amount to be    offering price        aggregate       registration
         to be registered              registered        per share       offering price         fee
--------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
 share..........................      17,750,309 (1)    Not applicable   $190,816,335(2)     $50,376(3)
========================================================================================================

(1) Based on the maximum number of shares of Pure Resources, Inc. Common Stock that may be required to be issued in connection with the merger calculated as the product of (a) 41,257,586, which is the sum of (i) the number of shares of Titan Exploration, Inc.'s Common Stock outstanding as of April 17, 2000 and (ii) the number of shares of Titan Exploration, Inc. Common Stock that could be issued prior to the consummation of the Merger pursuant to the exercise of currently outstanding Titan Exploration Inc. options, and (b) the exchange ratio for the Merger of .4302314 shares of Pure Resources, Inc. Common Stock for each outstanding share of Titan Exploration, Inc. Common Stock.

(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457, based on the market value of the Titan Exploration, Inc. Common Stock to be exchanged in the merger, as the product of (a) $4.625 (the average of the high and low sales prices for Titan Exploration, Inc. Common Stock on the Nasdaq National Market on April 17, 2000) and (b) 41,257,586, which is the sum of (i) the number of shares of Titan Exploration, Inc. Common Stock outstanding on April 17, 2000 and (ii) the number of shares of Titan Exploration, Inc. Common Stock that could be issued pursuant to outstanding stock options through the date the merger is expected to be consummated.

(3) Pursuant to Rule 457(b) under the Securities Act of 1933, the registration fee included with this Registration Statement has been offset by $39,511, which is the fee previously paid by Titan Exploration, Inc. with the filing of preliminary proxy materials on Schedule 14A (which contained the Proxy Statement/Prospectus included herein) filed on January 12, 2000.

                              ------------------


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

================================================================================

        [PRELIMINARY DRAFT DATED APRIL 18, 2000, SUBJECT TO COMPLETION]

                            TITAN EXPLORATION, INC.
                           500 West Texas, Suite 200
                             Midland, Texas 79701

                                April 19, 2000

                 PROPOSED MERGER - YOUR VOTE IS VERY IMPORTANT

To Titan Exploration, Inc. Stockholders:

     On December 13, 1999, Titan Exploration, Inc. and Union Oil Company of California entered into agreements providing for the creation of a new company, Pure Resources, Inc., that will succeed by merger to all of the assets of Titan and all of the oil and gas exploration and production assets of Union Oil in the Permian Basin and San Juan Basin. We believe that the transaction will create substantially greater value and earnings per share than Titan could achieve alone.

     In the merger, Titan stockholders will receive 0.4302314 shares of Pure Resources' common stock for each share of Titan common stock that they own. As a result, Titan's current stockholders will own approximately 34.6% of Pure Resources, and Union Oil will own approximately 65.4%. Pure Resources' common stock has been approved for listing on the New York Stock Exchange under the symbol "PRS", subject to consummation of the merger.

     Our stockholders will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of Titan common stock for Pure Resources common stock, except for taxes on cash received by stockholders for fractional shares.

     The merger requires the approval of the stockholders of Titan. We have scheduled a special meeting of stockholders on May 24, 2000 to vote on the merger agreement and the transactions contemplated by it.

     YOUR VOTE IS IMPORTANT. Regardless of the number of shares you own or whether you plan to attend the special meeting, please sign and return the enclosed proxy to ensure that your shares will be represented at the special meeting if you are unable to attend. If you do attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person. Voting instructions are inside.

     This document contains detailed information about the proposed merger. We encourage you to read it.

                              Sincerely,

                              /s/ Jack D. Hightower

                              Jack D. Hightower
                              Chairman, President and Chief Executive Officer

     This document constitutes a proxy statement of Titan for use at its special meeting of Titan stockholders and a prospectus of Pure Resources covering the shares of Pure Resources common stock to be issued in the merger.

     Please see the section entitled "Risk Factors" beginning on page 11 for a discussion of potential risks involved in the merger and related transactions.

--------------------------------------------------------------------------------
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/ prospectus. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

     This proxy statement/prospectus is dated April __, 2000 and is first being mailed to stockholders on or about April 24, 2000.

     The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary proxy statement/prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                            TITAN EXPLORATION, INC.
                           500 West Texas, Suite 200
                             Midland, Texas 79701
                           ________________________

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          To Be Held On May 24, 2000
                           ________________________

To the Stockholders of
  Titan Exploration, Inc.:

     Titan Exploration, Inc. will hold a special meeting of stockholders on May 24, 2000, at 10:00 a.m. (Midland, Texas time) in the Midland Room, Tower Two, Fasken Center, 550 West Texas, Midland, Texas for the following purposes:

     1. To consider and vote upon a proposal to adopt and approve the agreement and plan of merger dated as of December 13, 1999, as amended, among Union Oil Company of California, Pure Resources, Inc. (formerly named Titan Resources Holdings, Inc.), TRH, Inc. and Titan, and the transactions contemplated by it; and

     2. To transact any other business that may properly be presented at the special meeting or any adjournments of the meeting.

     Titan and Union Oil will not complete the merger unless Titan's stockholders adopt and approve the merger agreement and the transactions contemplated by it.

     Only stockholders of record at the close of business on April 10, 2000 are entitled to notice of and to vote at the meeting and any adjournments of the meeting. A list of stockholders entitled to vote at the meeting will be available for inspection during normal business hours for the ten days before the meeting at the offices of Titan and at the meeting.

     Please complete, date, sign and promptly return your proxy card so that your shares may be voted in accordance with your wishes and so that the presence of a quorum may be assured. Giving a proxy does not affect your right to vote in person if you attend the meeting. You may revoke your proxy at any time before it is exercised at the meeting.

                              By Order of the Board of Directors



                              Susan D. Rowland
                              Secretary

Midland, Texas
April 19, 2000



                              Your Vote is Important!

                         Please read the accompanying
                          Proxy Statement/Prospectus

                               TABLE OF CONTENTS

SUMMARY...........................................................................................   1
     The Companies................................................................................   1
     Pure Resources After the Transaction.........................................................   1
     The Transaction..............................................................................   1
     Directors and Senior Management of Pure Resources following the Merger.......................   2
     Voting.......................................................................................   2
     Titan's Recommendation to its Stockholders...................................................   2
     The Merger Agreement.........................................................................   3
     Other Agreements Relating to the Merger......................................................   5
     Other Information............................................................................   5
     Summary Historical Financial and Other Data of Titan.........................................   6
     Summary Historical Financial and Other Data of the Permian Basin Business Unit...............   7
     Pure Resources Summary Unaudited Pro Forma Combined Financial and Other Data.................   8
     Comparative Per Share Data...................................................................  10

RISK FACTORS......................................................................................  11

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS........................................  15

TITAN STOCKHOLDER MEETING AND PROXY SOLICITATION..................................................  16
     Time, Place and Date.........................................................................  16
     Purpose......................................................................................  16
     Quorum.......................................................................................  16
     Record Date..................................................................................  16
     Recommendation of the Board of Directors.....................................................  16
     Votes Required...............................................................................  16
     Voting Procedures and Proxies................................................................  17
     Solicitation of Proxies......................................................................  17
     Auditors.....................................................................................  17

THE MERGER........................................................................................  18
     Background of the Merger.....................................................................  18
     Titan's Reasons for the Merger...............................................................  22
     Opinion of Financial Advisor to Titan........................................................  24
     No Appraisal Rights..........................................................................  34
     Interests of Certain Persons in the Merger...................................................  34

THE MERGER AGREEMENT..............................................................................  38
     General......................................................................................  38
     Contribution of Permian Basin Business Unit..................................................  38
     Closing of the Merger; Effective Time of the Merger; Resulting Company.......................  39
     Consideration to be Received in the Merger...................................................  39
     Assumption of Titan Stock Options............................................................  39
     Exchange of Shares; Fractional Shares .......................................................  39
     Conditions to the Merger.....................................................................  40
     Representations and Warranties...............................................................  41
     Certain Covenants............................................................................  41
     Cross Indemnification........................................................................  43
     Tax Matters..................................................................................  43
     Other Acquisition Proposals..................................................................  44
     Termination..................................................................................  44
     Termination Fees.............................................................................  45
     Merger Costs; Other Expenses.................................................................  45
     Amendment; Extension and Waiver..............................................................  45
     Stock Exchange Listing.......................................................................  45
     Ancillary Agreements.........................................................................  45
     Stockholder Rights Plan......................................................................  48
     Pure Resources 1999 Incentive Plan...........................................................  48

MARKET PRICE DATA.................................................................................  51

PURE RESOURCES AFTER THE MERGER...................................................................  52
     Overview.....................................................................................  52
     Oil and Natural Gas Reserves.................................................................  53
     Productive Wells and Acreage.................................................................  53
     Drilling Activities..........................................................................  54
     Net Production, Unit Prices and Costs........................................................  55
     Hedging......................................................................................  55
     Pure Resources Financing.....................................................................  55
     Acquisitions.................................................................................  56
     Operating Risks..............................................................................  56
     Government Regulation........................................................................  56

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF PURE RESOURCES...............................  57

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS........................................  60

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF TITAN...........................................  66

SELECTED HISTORICAL FINANCIAL AND OTHER DATA
     OF THE PERMIAN BASIN BUSINESS UNIT...........................................................  67

PERMIAN BASIN BUSINESS UNIT MANAGEMENT'S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............................................  69
     General......................................................................................  69
     Impact of Commodity Prices...................................................................  69
     Year 2000 Issues.............................................................................  69
     Impact on Pure Resources of Ancillary Agreements and Severance Arrangements..................  69
     Material Liabilities.........................................................................  70
     Basis of Presentation........................................................................  70
     Impairment of Property, Plant and Equipment..................................................  71
     Results of Operations........................................................................  71
     Liquidity and Capital Resources..............................................................  73
     Capital Expenditures.........................................................................  73
     Other Matters................................................................................  74

INFORMATION CONCERNING THE PERMIAN

     BASIN BUSINESS UNIT............................................................................   75
     General........................................................................................   75
     Oil and Natural Gas Reserves...................................................................   75
     Estimates of Oil and Gas Reserve Information...................................................   76
     Productive Wells and Acreage...................................................................   77
     Drilling Activities............................................................................   77
     Oil and Gas Price Volatility...................................................................   77
     Net Production, Unit Prices and Costs..........................................................   78
     Oil and Gas Marketing and Major Customers......................................................   78
     Operating Risks................................................................................   78
     Competition....................................................................................   78
     Title to Properties............................................................................   79
     Governmental Regulation........................................................................   79
     Environmental Matters..........................................................................   79
     Abandonment Costs..............................................................................   81
     Employees......................................................................................   81
     Legal Proceedings..............................................................................   81
     Office Facilities..............................................................................   81

MANAGEMENT OF PURE RESOURCES AFTER
     THE MERGER.....................................................................................   82
     Board of Directors and Executive Officers......................................................   82
     Compensation of Directors......................................................................   84
     Executive Compensation.........................................................................   85
     Certain Relationships and Related Transactions.................................................   85

BENEFICIAL OWNERSHIP OF TITAN, PURE RESOURCES AND
      PURE RESOURCES POST MERGER....................................................................   86

DESCRIPTION OF PURE RESOURCES CAPITAL
     STOCK..........................................................................................   88
     General........................................................................................   88
     Common Stock...................................................................................   88
     Preferred Stock................................................................................   88
     Advance Notice Procedure for Stockholder Proposals; Calling of Meeting.........................   88
     Special Meetings...............................................................................   89
     Pure Resources is Not Subject to Delaware Anti-takeover Provisions.............................   89
     Transfer Agent and Registrar...................................................................   89

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.......................................................   90
     Material Federal Income Tax Consequences to the Titan Stockholders.............................   90
     Limitation on Use of Titan's Net Operating Loss Carryforwards..................................   91

COMPARISON OF STOCKHOLDER RIGHTS....................................................................   92
     General........................................................................................   92
     Board of Directors.............................................................................   92
     Stockholder Action by Written Consent..........................................................   92
     Stockholder Rights Plan........................................................................   92
     Business Combination Statute...................................................................   93
     Control by Majority Stockholder................................................................   93
     Authorized Capital.............................................................................   93

LEGAL MATTERS.......................................................................................   93

EXPERTS.............................................................................................   93

STOCKHOLDER PROPOSALS...............................................................................   94

WHERE YOU CAN FIND MORE INFORMATION.................................................................   95

COMMONLY USED OIL AND GAS TERMS.....................................................................   97

INDEX TO FINANCIAL STATEMENTS.......................................................................  F-1

     This document incorporates important business and financial information about Titan that is not included in or delivered with this document. Stockholders may obtain this information from Titan without charge upon written or oral request to Titan Exploration, Inc., 500 West Texas, Suite 200, Midland, Texas 79701, telephone (915) 498-8600, attention William K. White, email: investorrels@titanexp.com.

     If you would like to request documents from us, please do so by May 17, 2000 so that you may receive them before the special meeting. If you request any incorporated documents, we will mail them to you by first class mail or other equally prompt means as soon as practicable after we receive your request.

                             QUESTIONS AND ANSWERS

Q:   What is proposed?

A: Titan and Union Oil propose to combine Titan with Union Oil's Permian and San Juan Basins oil and gas exploration and production business and properties. The resulting publicly traded company will be called Pure Resources, Inc., which we refer to in this document as "Pure Resources." If the Titan stockholders adopt and approve the merger agreement and the transactions contemplated by it and other conditions are satisfied, current stockholders of Titan will become stockholders of Pure Resources through the merger of Pure Resources' wholly-owned subsidiary with Titan. See the post-merger organizational chart on page 2.

Q:   Why is Titan combining with the Permian Basin business unit of Union Oil?

A: The board of directors of Titan believes that the transaction described in this document is in the best interest of Titan's stockholders. Pure Resources should benefit from:

        .  increased financial strength and flexibility;

        .  an estimated $5 million in annual cost savings going forward;

        .  improved capital efficiencies;

        .  a larger, better diversified and more stable asset base; and

        .  greater human and technological resources.

     See page 22 for a more complete discussion of the reasons for the merger. See page 45 for information concerning the up-front transaction costs of the merger and related transactions.

Q:   What will I receive as a result of the merger?

A: You will be entitled to 0.4302314 shares of Pure Resources common stock for each share of Titan common stock you own.

Q:   What does the Titan board of directors recommend?

A: The board of directors of Titan recommends that Titan's stockholders vote FOR adoption and approval of the merger agreement and the transactions contemplated by it.

Q:   What do I need to do now?

A: After carefully considering the enclosed information, please indicate how you want to vote and sign and return your proxy card or voting instruction card in the enclosed envelope as soon as possible. Your shares will then be voted at the special meeting in accordance with your instructions.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: No. You must instruct your broker how to vote your shares or else your broker will not vote your shares.

Q:   Should I send in my certificates now?

A: No. After the merger is approved, you will receive instructions on how to exchange your stock certificates of Titan for stock certificates of Pure Resources.

Q:   When do you expect the combination, including the merger, to be completed?

A: We expect the combination to be completed on the day we receive stockholder approval at the special meeting.

Q:   Who can help answer additional questions that I may have?

A:   Titan Exploration, Inc.,
     Attention: William K. White
     (915) 498-8600

     Corporate Investor Communications, Inc.:
     (800) 559-9284

                                    SUMMARY

     This summary highlights selected information in this document. To better understand the merger and the related transactions and for a more complete description of the legal terms, you should carefully read this entire document and the documents to which we have referred you. See "Where You Can Find More Information" on page 95. Unless the context suggests otherwise, the descriptions of Pure Resources in this document refer to that company as if the transactions contemplated by the merger agreement had already occurred. We have provided definitions for some of the oil and gas industry terms used in this document under "Commonly Used Oil and Gas Terms" on page 97 of this document.

                                 The Companies

Titan Exploration, Inc.

     Titan is an independent energy company that primarily engages in the exploration, development, production and acquisition of oil and gas properties. Titan's oil and gas properties are concentrated in the Permian Basin. Titan's common stock trades on the Nasdaq Stock Market's National Market under the symbol "TEXP." Titan's principal offices are located at 500 West Texas, Suite 200, Midland, Texas 79701.

Pure Resources, Inc.

     Pure Resources is a wholly-owned subsidiary of Union Oil formed for this transaction. TRH, Inc. is a wholly-owned subsidiary of Pure Resources that has been formed to merge into Titan. Union Oil is a wholly-owned subsidiary of Unocal Corporation ("Unocal").

     As a result of this transaction, Pure Resources will acquire substantially all of Union Oil's Permian Basin and San Juan Basin oil and gas properties and will own Titan as a wholly-owned subsidiary. In this document we refer to the business of Union Oil that Pure Resources will acquire in this transaction as the Permian Basin business unit. After the merger, Pure Resources' principal offices will be located at 500 West Texas, Suite 200, Midland, Texas 79701.

                      Pure Resources After the Transaction

     Following the transaction, Pure Resources' strategy will be to grow its reserves, production and net income per share by:

     . identifying acquisition opportunities that provide significant development and exploratory drilling potential,

     .    exploiting and developing its reserve base,

     .    pursuing exploration opportunities for oil and gas reserves,

     . capitalizing on advanced technology to identify, explore and exploit projects, and

     .    emphasizing a low overhead and operating cost structure.

     We anticipate that the combined company's capital expenditure budget for 2000 will be approximately $80 million to $100 million.

                                The Transaction

Contribution of the Permian Basin business unit (see page 38)

     Union Oil will contribute its Permian Basin business unit to a subsidiary of Pure Resources in exchange for 32,708,067 shares of Pure Resources' common stock and the assumption by the Pure Resources subsidiary of the associated liabilities simultaneously with the merger.

The merger (see page 18)

     Titan common stockholders will receive .4302314 of a share of Pure Resources common stock for each share of Titan common stock they own. After the merger, current holders of Titan common stock will own approximately 34.6% of Pure Resources' stock, and Union Oil will own the remaining 65.4% of the stock.

Organization after the Merger

     Immediately after the merger, the ownership structure of Pure Resources will be as follows:


                             [GRAPH APPEARS HERE]


                      Directors and Senior Management of
                      Pure Resources following the Merger

     The board of directors of Pure Resources will consist of eight directors, five designated by Union Oil; two by Jack D. Hightower, Titan's Chairman of the Board, President and Chief Executive Officer, who is currently Titan's largest stockholder; and one who satisfies the outside director requirements of the New York Stock Exchange and whom Union Oil and Mr. Hightower agree upon.

     Following the merger, Mr. Hightower will be President, Chief Executive Officer and Chairman of the Board of Pure Resources. Titan's executive staff will continue in their current capacities with Pure Resources. Pure Resources has selected the Permian Basin business unit's business manager and another person with substantial industry experience to be additional officers after the merger, and it may select additional members of Union Oil's staff in the Permian Basin to augment Pure Resources' management team.

                                     Voting

Vote required (see page 16)

     The merger agreement requires its approval by holders of a majority of the disinterested shares of Titan common stock actually voted at the special meeting. For this purpose, disinterested shares includes all shares except those held by Titan officers.

     In addition to the disinterested vote requirement specified in the merger agreement, Delaware law requires the affirmative vote of holders of a majority of all outstanding shares of Titan common stock to approve the merger agreement. Titan officer shares voted for the merger will be counted towards the number of votes required for approval under Delaware law, a number which will not be affected by the number of shares actually voted at the meeting.

     As of March 31, 2000, the directors and executive officers of Titan and their affiliates beneficially owned approximately 17.2% of the shares of Titan common stock entitled to vote, and as of the same date the Titan officers alone beneficially owned approximately 16.3% of the Titan common stock, in each case not counting shares subject to options. Jack D. Hightower, who currently beneficially owns approximately 11.1% of the outstanding Titan common stock, has agreed with Union Oil to vote his shares in favor of the merger. In addition, the other executive officers and directors of Titan have advised Titan that they intend to vote in favor of the merger.

Appraisal rights (see page 34)

     The holders of Titan common stock do not have any right to an appraisal of their shares in connection with the merger.

                   Titan's Recommendation to its Stockholders

     Titan's board of directors believes the merger is in your best interest and recommends that you vote FOR the adoption and approval of the merger agreement and the transactions contemplated by it.

Opinion of financial advisor (see Annex A)

  In deciding to approve the merger, the board of directors of Titan considered the opinion of Petrie Parkman & Co., its financial advisor, that as of the date of its opinion the exchange ratio was fair, from a financial point of view, to Titan's stockholders.

  This opinion is attached as Annex A to this document. We encourage you to read carefully the opinion, as well as the description of the analysis and assumptions on which the opinion was based found on page 24.

Interests of officers and directors in the merger (see page 34)

  The officers and some of the directors of Titan have interests in the merger that may be different from, or in addition to, yours. The Titan officers, including those who are also directors, have agreements, stock options and other benefit plans that provide them with such interests. The board of Titan was aware of these interests and considered them in approving the merger.

These interests include:

  . Jack D. Hightower, Chairman and Chief Executive Officer of Titan, has entered into an employment agreement with Pure Resources, to be effective after the merger, which provides that Mr. Hightower will be President and Chief Executive Officer of Pure Resources and that he will be entitled to significant benefits, as summarized on page 35 of this document, if his employment is terminated following the merger.

  . Pure Resources has agreed to enter into new severance arrangements with each of the other officers of Titan following the merger.

  . Mr. Hightower's employment agreement and the officer severance agreements will entitle the officer to require Pure Resources to purchase his or her Pure Resources common stock at a price that may be in excess of market value if the specified events summarized on page 36 of this document occur.

  . Pure Resources has granted to the officers of Titan, subject to forfeiture if the merger does not occur, options to purchase an aggregate of2,385,000 shares of Pure Resources common stock (including 1,300,000 shares to Mr. Hightower) at a fixed exercise price of $9.30 per share (equivalent to $4.00 per Titan share), and options to purchase an additional 915,000 shares at a price based on 125% of the market price of the Titan common stock immediately prior to consummation of the merger. Immediately after the merger, assuming exercise of all of these options, the shares of Pure Resources common stock underlying these options would represent approximately 6.5 % Pure Resources' outstanding common stock.

  . Union Oil has agreed with Mr. Hightower to permit him to designate two of the eight members of the Pure Resources board of directors following the merger, to let him approve three of the other five directors to be nominated by Union Oil and to let him participate in choosing an eighth director with Union Oil.

  . Mr. Hightower will be entitled to registration rights following the merger with respect to his shares of common stock.

  . In addition to Mr. Hightower, all of the executive officers of Titan will become executive officers of Pure Resources following the merger.

  . Pursuant to existing agreements with Titan, each executive officer of Titan will receive a cash payment upon closing of the merger. The approximate amounts to be paid to each of Titan's named executive officers on closing of the merger under these existing agreements are $1,200,000 to Mr. Hightower, $975,000 to Mr. Staley, $1,087,000 to Mr. White, $907,000 to Mr. Woodard, $910,000 to Mr. Colwell and $909,000 to Mr. Moore.

                              The Merger Agreement

  The merger agreement has been filed with the SEC as an exhibit to the registration statement of which this document is a part. We encourage you to read the merger agreement because it is the legal document that governs the merger. It contains information that may not be included elsewhere in this document. See "Where You Can Find More Information" on page 95 to find out how to get a copy of the merger agreement.

Conditions to the merger (see page 40)

  In order to complete the merger, a number of customary conditions must be satisfied, including the following:

  . the adoption and approval of the merger agreement and the transactions contemplated by it by the Titan stockholders;

  . the absence of any law or court order prohibiting the merger and the expiration of applicable regulatory waiting periods;

  . the approval of Pure Resources' common stock for listing on a national securities exchange or its designation as a national market system security on an interdealer quotation system by the National Association of Securities Dealers;

  . the continued accuracy of each company's representations and warranties, subject to materiality thresholds, and the compliance by each company with its agreements contained in the merger agreement;

  . the receipt by Titan on the closing date of a legal opinion of Thompson & Knight L.L.P. subject to customary qualifications and assumptions as to the tax-free qualification of the merger to Titan's stockholders; and

  . the receipt by Union Oil and Pure Resources on the closing date of confirmation of a legal opinion to the effect that, subject to customary qualifications and assumptions, Union Oil's contribution of assets and assumption of liabilities by Pure Resources will not result in a taxable gain or loss to either company.

  Either Titan or Union Oil may choose to complete the merger even though a condition to that company's obligation has not been satisfied, unless it is not legally permissible to do so. Titan would be required to solicit a new stockholder vote if Titan's waiver of a condition to its obligations resulted in a material change in the offering of stock to Titan stockholders in the merger, such as a material change in the tax consequences to Titan stockholders.

Termination of the merger agreement (see page 44)

  Titan and Union Oil can agree to terminate the merger agreement without completing the merger, even after stockholder approval has been granted. In addition, either company can terminate the merger agreement on its own without completing the merger if any of the following occurs:

  . the merger is not completed by May 31, 2000, other than due to a breach of the merger agreement by the party desiring to terminate;

  .  the stockholders of Titan fail to give the required approvals;

  .  a court or other governmental authority prohibits the merger;

  . the board of directors of Titan determines that proceeding with the merger would be inconsistent with its fiduciary obligations because of a superior offer from a third party, after providing Union Oil prior notice and an opportunity to make a proposal for changes to the terms of the merger agreement and payment of a $7.5 million termination fee;

  . the other party has breached the merger agreement or any of its representations and warranties in the merger agreement, subject to materiality thresholds, have become untrue; or

  . the board of directors of Titan withdraws or materially changes its recommendation of the merger to its stockholders, or does not recommend that Titan stockholders not tender their shares into any third-party tender or exchange offer for 30% or more of the combined power to vote for directors.

Termination fee (see page 45)

  If the merger agreement is terminated by Titan under specific circumstances involving a proposed business transaction with a third party, Titan will be required to pay Union Oil a termination fee of $7.5 million.

No solicitation

  Titan and Union Oil have each agreed not to initiate any discussions with another party regarding a business combination while the merger is pending or to engage in any such discussions unless, in Titan's case, required by fiduciary obligations. Union Oil's obligations relate only to its Permian Basin business unit.

                    Other Agreements Relating to the Merger

  In addition to the merger agreement, the parties have entered into the following significant agreements in connection with the merger:

  . a business opportunities agreement that limits the type and geographic scope of Pure Resources' permitted business activities after the merger for as long as Union Oil is a significant stockholder and permits Union Oil to continue to conduct business activities that may compete with Pure Resources' business;

  . a non-dilution agreement providing that, if Pure Resources issues additional shares of its common stock after the merger, Union Oil will have preemptive rights to acquire additional shares to maintain its ownership percentage;

  . a stockholder voting agreement between Union Oil and Mr. Hightower providing that they will vote their shares of Pure Resources stock to elect two designees of Mr. Hightower, up to five designees of Union Oil to Pure Resources' eight-person Board of Directors following the merger and an additional director agreed upon by Union Oil and Mr. Hightower;

  . a registration rights agreement granting Union Oil "demand" and "piggyback" Securities Act registration rights with respect to its shares of Pure Resources common stock; and

  . agreements providing employment, severance and other benefits to persons who will be officers of Pure Resources, including those who are currently officers of Titan.

  See pages 34 through 37 and pages 45 through 48 for more information regarding these agreements.

                               Other Information

Accounting treatment

  The merger will be accounted for as a purchase of Titan by Pure Resources under the "purchase" method of accounting.

Antitrust compliance related to the merger is complete

  Federal antitrust laws apply to the merger. Unocal and Jack D. Hightower, Titan's largest current stockholder, made the required filings with the Department of Justice and the Federal Trade Commission. The applicable waiting period has been terminated.

Per share market price information (see page 51)

  Titan's common stock is listed on the Nasdaq Stock Market's National Market. On December 13, 1999, the last full trading day on the Nasdaq prior to the public announcement of the proposed merger, Titan common stock closed at $3.88 per share. On April 17, 2000, Titan common stock closed at $4.63 per share.

  You should obtain current market quotations for Titan's common stock.

Federal income tax consequences (see page 90)

  We have structured the merger so that you will not recognize any gain or loss for federal income tax purposes as a result of the exchange of Titan common stock for Pure Resources common stock in the merger, except as a result of receiving cash instead of fractional shares.

  Tax matters are complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. You should seek tax advice for a full understanding of the particular tax consequences of the merger. See page 90 of this document for a summary of the material federal income tax consequences of the merger.

Listing of Pure Resources' common stock

  Pure Resources' common stock has been approved for listing on the New York Stock Exchange, subject to consummation of the merger.

  For definitions of oil and gas terms used in this document, see "Commonly Used Oil and Gas Terms" on page 97.

              Summary Historical Financial and Other Data of Titan


  The following selected historical consolidated financial and other data for Titan is only a summary, and you should read it together with the historical consolidated financial statements and related notes of Titan in the annual reports and other information that Titan has filed with the SEC and incorporated by reference. See "Where You Can Find More Information" on page 95.

                                                                                                            Period
                                                                                                           March 31
                                                                                                           (date Of
                                                                                                          inception)
                                                                      Year ended                            through
                                                                     December 31,                        December 31,
                                                  ---------------------------------------------------    -------------
                                                      1999         1998         1997         1996            1995
                                                  ------------  -----------  -----------  -----------    -------------

                                                    (dollars in thousands, except per share and units amounts)
Operating Data:
   Total revenues...............................   $ 75,717      $ 72,876     $ 73,827     $ 23,824       $    743
   Net loss.....................................   $ (8,274)     $(47,217)    $(33,467)    $ (1,403)      $ (1,531)
   Net loss per share...........................   $   (.22)     $  (1.22)    $  (0.99)    $  (0.07)      $  (0.11)
   Net loss per share - assuming dilution.......   $   (.22)     $  (1.22)    $  (0.99)    $  (0.07)      $  (0.11)
   Cash dividends per share.....................   $     --      $     --     $     --     $     --       $     --
   Weighted average common shares outstanding...     38,038        38,808       33,942       19,605         14,066
   EBITDAX(1)...................................   $ 44,918      $ 31,617     $ 46,809     $ 12,923       $   (166)
   Capital expenditures.........................   $ 45,212      $ 63,235     $114,377     $150,119       $ 43,770
   Production (MMcfe)...........................     36,822        41,683       33,385       10,071            425
   Average sales price per unit (per Mcfe)......   $   2.06      $   1.75     $   2.21     $   2.37       $   1.75
Balance Sheet Data (at period end):
   Total assets.................................   $268,798      $341,022     $352,583     $207,179       $ 57,487
   Long-term obligations........................   $ 90,000      $144,200     $ 85,450     $  6,500       $ 20,000

                                                                     December 31, 1999
                                                                  ----------------------
                                                                  (dollars in thousands)
Proved Reserves:
   Oil and Condensate (MBbls)................................                   31,830
   Natural gas (MMcf)........................................                  244,705
   MMcfe (6 Mcf per Bbl).....................................                  435,685
   SEC 10% present value.....................................      $           412,694
   Standardized measure of discounted future net cash flows..      $           333,363

____________

(1) EBITDAX as used herein is calculated by adding interest expense, income taxes, depletion, depreciation and amortization, impairment of long-lived assets, restructuring costs, amortization of stock option awards, exploration and abandonment costs, and other noncash charges to net income
     (loss). EBITDAX is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles, or "GAAP." EBITDAX is included herein because management believes that some investors find it to be a useful analytical tool. Other companies may calculate EBITDAX differently, and we cannot assure you that such figures are comparable with similarly-titled figures for such other companies.

Summary Historical Financial and Other Data of the Permian Basin Business Unit

     The following selected historical financial and other data for the Permian Basin business unit is only a summary, and you should read it together with the historical financial statements and related notes of the business unit included in this document.

                                                                  Year Ended December 31,
                                                  -------------------------------------------------------
                                                    1999       1998       1997      1996 (1)    1995 (1)
                                                  ---------  ---------  ---------  ----------  ----------
                                                      (dollars in thousands, except per unit amounts)
Operating Data:
   Total revenues.............................     $114,126   $106,956   $138,248   $144,425    $124,861
   Net earnings...............................     $ 17,788   $  5,042   $ 22,173   $ 32,725    $ 21,579
   Net settlements with owners................     $ 39,290   $  5,225   $ 41,406   $ 45,347    $  8,058
   EBITDAX(2).................................     $ 65,443   $ 50,971   $ 81,825   $ 90,035    $ 75,885
   Capital expenditures.......................     $ 19,427   $ 42,612   $ 23,295   $ 25,092    $ 56,156
   Production (MMcfe).........................       50,853     53,908     52,493     54,995      54,456
   Average sales price per unit (per Mcfe)....     $   2.23   $   1.96   $   2.63   $   2.62    $   2.28
Balance Sheet Data (at period end):
   Total assets...............................     $294,690   $311,270   $307,826   $329,255    $341,543
   Long-term obligations......................     $  --      $  --      $  --      $  --       $  --

                                                                                     December 31, 1999
                                                                                   ----------------------
Proved Reserves:                                                                   (dollars in thousands)
   Oil and Condensate (MBbls)...................................................                   39,982
   Natural gas (MMcf)...........................................................                  340,975
   MMcfe (6 Mcf per Bbl)........................................................                  580,867
   SEC 10% present value........................................................                $ 453,226
   Standardized measure of discounted future net cash flows.....................                $ 305,091

________________________

(1) The operating data for 1995 and the balance sheet data for 1996 and 1995 are unaudited.

(2) EBITDAX as used herein is calculated by adding interest expense, income taxes, depletion, depreciation and amortization, impairment of property, plant and equipment, exploration expenses and dry hole costs, and other noncash charges to net earnings. EBITDAX is not intended to represent cash flow or any other measure of performance in accordance with GAAP. EBITDAX is included herein because management believes that some investors find it to be a useful analytical tool. Other companies may calculate EBITDAX differently, and we cannot assure you that such figures are comparable with similarly-titled figures for such other companies.

 Pure Resources Summary Unaudited Pro Forma Combined Financial and Other Data

     We have prepared the following unaudited pro forma information for the combined company to assist you in your analysis of the financial effects of the merger. We have prepared the unaudited pro forma information as if the merger had taken place on December 31, 1999 with respect to the balance sheet data and as of January 1, 1999 with respect to statement of operations data. The unaudited pro forma information also reflects the completed sales of selected operating assets of Titan as if they were sold on January 1, 1999. You should read this pro forma information together with the unaudited pro forma combined financial statements and related notes beginning on page 57 of this document.

                                                                Year Ended
                                                               December 31,
                                                                   1999
                                                            ------------------
                                                               (dollars in
                                                            thousands, except
                                                              per share and
                                                                unit data)
Operating Data:
   Total revenues..........................................        $  186,737
   Net income (1)..........................................        $   17,221
   Net income per share....................................        $     0.34
   Net income per share -- assuming dilution...............        $     0.33
   Net settlements with owner..............................        $   39,290
   Weighted average common shares outstanding..............            50,000
   Production (MMcfe)......................................            85,986
   Average sales price per unit (per Mcfe).................        $     2.16
   EBITDAX(2)..............................................        $  109,084

Balance Sheet Data (at period end):
   Total assets............................................        $  548,481
   Long-term debt..........................................        $  101,610
   Common stock subject to repurchase......................        $   55,995

______________________

(1) The unaudited pro forma combined statement of operations do not give any effect to potential cost savings, including for production or general and administrative costs, which Pure Resources believes will result from the integration of the operations of the two companies. Management expects to begin to realize such projected cost savings in the fourth quarter of 2000. The full annual impact of such projected cost savings is expected to be achieved in the fiscal year ended December 31, 2001, and is estimated to be approximately $5 million annually beginning in 2001.

(2) EBITDAX as used herein is calculated by adding interest expense, income taxes, depletion, depreciation and amortization, impairment of long-lived assets, restructuring costs, amortization of deferred compensation, exploration and abandonment costs, and other noncash charges to net income
    (loss). EBITDAX is not intended to represent cash flow or any other measure of performance in accordance with GAAP. EBITDAX is included herein because management believes that some investors find it to be a useful analytical tool. Other companies may calculate EBITDAX differently, and we cannot assure you that such figures are comparable with similarly-titled figures for such other companies.

                                                                          December 31, 1999
                                                                        ----------------------
                                                                        (dollars in thousands)
Pro Forma Proved Reserves (1):
   Oil and Condensate (MBbls).........................................                71,812
   Natural gas (MMcf).................................................               585,680
   MMcfe (6 Mcf per Bbl)..............................................             1,016,552
   SEC 10% present value..............................................            $  865,920
   Standardized measure of discounted future net cash flows...........            $  638,454

______________________

(1) Represents Pure Resources' pro forma proved reserves as of December 31, 1999, assuming consummation of the merger and Titan's completed dispositions of selected operating assets.

                          Comparative Per Share Data

     The following table presents historical per share data for Titan, historical equivalent per share data giving effect to Union Oil's contribution of the Permian Basin business unit to Pure Resources in exchange for Pure Resources' assumption of liabilities and issuance of stock, and pro forma per share data giving effect to the merger and Titan's completed dispositions of selected operating assets. You should read this table together with the historical consolidated financial statements of Titan incorporated by reference in this document, the historical financial statements of the Permian Basin business unit included in this document and the pro forma financial statements of Pure Resources included in this document. You should not rely on the pro forma per share data as being necessarily indicative of future results or actual results had the merger and Titan's dispositions of selected operating assets occurred on the dates assumed.

                                                                  Year Ended
                                                              December 31, 1999
                                                              ------------------
Titan Historical
   Book value................................................           $  4.00
   Cash dividends declared...................................                --
   Loss from continuing operations...........................              (.22)
Permian Basin Business Unit Historical(1)
   Book value................................................           $  6.19
   Cash dividends declared (2)...............................                --
   Income from continuing operations.........................               .54
Titan Equivalent Pro Forma(3)
   Book value................................................           $  2.67
   Cash dividends declared...................................                --
   Income from continuing operations.........................               .15
Pure Resources Pro Forma(4)
   Book value................................................           $  6.20
   Cash dividends declared (2)...............................                --
   Income from continuing operations.........................               .34

_______________________

(1) The historical per share data for the Permian Basin business unit give effect to Union Oil's contribution of the Permian Basin business unit to Pure Resources in exchange for the assumption of the related liabilities by Pure Resources and Pure Resources' issuance of 32,709,067 shares of common stock to Union Oil.

(2) The Permian Basin business unit had net settlements with its owner (Union
    Oil) for 1999 of $39,290,000.

(3) Titan equivalent pro forma amounts have been calculated by multiplying Pure Resources' pro forma per share information by the exchange ratio of
    0.4302314 shares of Pure Resources common stock for each share of Titan common stock. This information shows the pro forma book value and income effects of the merger from the perspective of an owner of Titan common stock.

(4) Pure Resources' pro forma data include the effect of the merger and Titan's completed dispositions of selected operating assets, all on the basis described in the notes to the pro forma combined financial statements included elsewhere in this document.

                                 RISK FACTORS

     In deciding whether to adopt and approve the merger agreement and the transactions contemplated by it, you should consider the following risks related to the combination of Titan and the Permian Basin business unit and to your investment in Pure Resources following the merger. You should carefully consider these risks along with the other information contained in this document and the documents to which we have referred you.

We may not realize the benefits of integrating Titan with the Permian Basin business unit.

     To be successful after the merger, Pure Resources will need to combine and integrate the operations of Titan with those of the Permian Basin business unit in a manner that results in cost savings and other efficiencies. The integration of operations following the merger will require the time of Pure Resources management and other personnel, which may distract their attention from day-to-day business, the development or acquisition of new properties and the pursuit of other business opportunities. Pure Resources could encounter difficulties in the integration process, such as the loss of key employees, customers or suppliers. Unless management is successful in integrating the employees and assets of Titan and the Permian Basin business unit in a cost-efficient manner and retaining key personnel following the merger, Pure Resources will not be able to realize the operating efficiencies and other benefits sought from the combination. Although the parties expect that there will be annual operating expense savings of approximately $5 million resulting from the combination of Titan and the Permian Basin business unit, the combined company expects to incur approximately $11.6 million of costs related to the merger, including $7.8 million payable under severance and retention bonus agreements.

Pure Resources will be controlled by Union Oil after the merger.

     Titan is an independent company, with no single stockholder beneficially owning more than 11.1% of its outstanding common stock as of March 31, 2000. After the completion of the merger, Union Oil will own approximately 65.4% of the outstanding Pure Resources common stock and is not prohibited from acquiring more. By virtue of its stock ownership, Union Oil will have the power to control the direction and policies of Pure Resources, the election of a majority of its directors and the outcome of any matter requiring stockholder approval, including adopting amendments to Pure Resources' certificate of incorporation and approving mergers or sales of all or substantially all of Pure Resources' assets. In addition, agreements entered into in connection with the merger agreement will enable Union Oil to maintain its position of control. These include:

     . A non-dilution agreement, which provides that if Pure Resources issues additional shares of common stock after the merger Union Oil will have preemptive rights to acquire additional securities to maintain its percentage ownership of Pure Resources, up to 65.4%. This agreement could make it more difficult for Pure Resources to raise funds through future offerings of capital stock or to close acquisitions using equity for payment. Union Oil will be the only Pure Resources stockholder with preemptive rights.

     . A stockholders voting agreement which provides that Union Oil and Mr. Hightower will vote their shares of Pure Resources to cause two persons designated by Mr. Hightower and up to six persons designated by Union Oil to be elected to Pure Resources' board of directors. This agreement will give Union Oil the power to control the election of a majority of the directors even if it owns as little as 35% of Pure Resources' common stock.

Pure Resources has agreed to limit its business activities.

     In order to minimize conflicts of interest between Union Oil and Pure Resources and to permit Union Oil to continue to conduct its business without undue risk of liability, the parties have entered into a business opportunities agreement in which Pure Resources has agreed that it has no interest or expectancy in business opportunities developed by Union Oil in accordance with standards set forth in the business opportunities agreement. Pure Resources has also agreed that, without the consent of Union Oil, it will not conduct any business other than the oil and gas exploration, development and production business and will not pursue any new business opportunities that are outside of Kansas, Oklahoma, New Mexico, designated areas of southern and southeastern Colorado and western Arkansas and onshore Texas other than portions of East Texas. These restrictions may limit Pure Resources' ability to diversify its operating base following the merger. Because of Pure Resources' geographic concentration, any regional events that increase costs, reduce availability of equipment or supplies, reduce demand or limit production may impact Pure Resources more than if its operations were more geographically diversified.

     The business opportunities agreement does not affirmatively restrict Union Oil's business activities, including within the designated areas.

Potential conflicts of interest between Pure Resources and Union Oil may arise.

     Conflicts of interest may arise between Pure Resources and Union Oil after the merger. The interests of Union Oil under contractual arrangements between Pure Resources and Union Oil described in this document, such as the registration rights agreement, the non-dilution agreement and the parties' agreements to indemnify each other with respect to specified matters, will conflict with the interests of Pure Resources. Other conflicts may arise in the future if Union Oil and Pure Resources enter into additional contractual arrangements, which could include agreements relating to marketing of production, financing, insurance or other matters. Because Union Oil is free to engage in activities that may be competitive with Pure Resources, conflicts of interest may arise in acquisitions of oil and gas properties or companies or other transactions that Union Oil may pursue.

There are no contractual restrictions on Union Oil's ability to dispose of its shares of Pure Resources common stock.

     Although Union Oil has no current plans to dispose of its shares of Pure Resources common stock, the market price of such shares could drop due to sales of a large number of shares of Pure Resources capital stock or the perception that they could occur.

Members of Titan's management, two of whom are directors, and one outside Titan director may have interests in the merger that conflict with the interests of other stockholders.

     Some members of Titan's management and some directors of Titan have interests in the merger that may be different from, or in addition to, the interests of Titan's stockholders generally. The action of these persons may be motivated in part by their particular interests in the merger. These interests include the following:

     . Under existing severance and retention bonus agreements of Titan, each executive officer of Titan will receive upon closing of the merger a cash payment equal to three times his or her annual base salary and any bonuses or special incentive payments for the preceding twelve months. The aggregate amount to be paid to all the covered Titan officers will be approximately $7.8 million.

     . Jack D. Hightower, Chairman, Chief Executive Officer and President of Titan, has entered into an employment agreement with Pure Resources, to be effective after the merger, which provides that Mr. Hightower will be Chairman, Chief Executive Officer and President of Pure Resources and that he will be entitled to the significant severance and other benefits summarized on page 35 of this document if his employment is terminated following the merger.

     . Pure Resources has agreed to enter into new severance agreements with each of the other current officers of Titan following the merger. The agreements will be in a form and on terms approved by the Chief Executive Officer and the Compensation Committee of the board of directors of Pure Resources, which terms will be different from the existing Titan severance and retention bonus agreements.

     . Mr. Hightower's employment agreement and the officer severance agreements will entitle the Titan officers to require Pure Resources to purchase his or her Pure Resources common stock at a price that may be in excess of market value if any of the events specified in the applicable agreement occur. These events are summarized on page 36 of this document and include termination for cause and a change of control or Pure Resources or Unocal.

     . Each outstanding and unexercised option to purchase a share of Titan common stock issued under Titan's employee benefit plans will be assumed by Pure Resources and converted, at the merger exchange ratio, into an option to purchase shares of Pure Resources common stock and will, under existing stock option agreements, become fully vested and immediately exercisable as a result of the merger.

     . Mr. Hightower and the other members of management have been granted options to purchase a total of 3,300,000 shares of Pure Resources common stock, which options are subject to forfeiture if the merger does not occur and/or such person does not become an employee of Pure Resources.

     . Mr. Hightower has the right to designate two of the eight members of the Pure Resources board of directors following the merger, to approve four of the other five directors to be nominated by Union Oil and to participate with Union Oil in choosing an eighth director who satisfies the outside director requirements of the New York Stock Exchange.

     . Mr. Hightower, George G. Staley and Herbert C. Williamson, III, current members of the Titan board, will be appointed to the Pure Resources board.

     . Mr. Hightower will be entitled to registration rights with respect to his shares of Pure Resources common stock.

     . In addition to Mr. Hightower, all of the other executive officers of Titan will become executive officers of Pure Resources following the merger.

     See "The Merger - Interests of Certain Persons in the Merger" on page 34 for more information regarding these matters.

Rights granted to Pure Resources officers in connection with the merger may result in charges to Pure Resources' earnings.

     Mr. Hightower's employment agreement and new Pure Resources officer severance agreements will entitle the initial Pure Resources officers to require Pure Resources to purchase his or her Pure Resources common stock at a price that may be in excess of market value if specified events occur. On December 31, 1999, when the trading price of Titan common stock was $5.44 per share, the pro forma "per share net asset value" of Pure Resources, calculated in accordance with the agreements, adjusted to a Titan equivalent price, was estimated at approximately $6.18. On a pro forma basis using a market price of $5.44 per share, Pure Resources would incur a non-cash expense of approximately $6.8 million per year for three years to amortize the deferred compensation recorded as a result of these arrangements. The amortization amounts will change quarterly based on relative changes in the net asset value and market value of Pure Resources shares. See Note 5 to "Unaudited Pro Forma Combined Financial Statements of Pure Resources" on page 64.

In the merger, Titan stockholders will receive a fixed number of shares of Pure Resources common stock, rather than a fixed value.

     The exchange ratio is a fixed number and will not be adjusted in the event of any increases or decreases in the market price of the Titan common stock. As a result, if the value of Titan common stock increases prior to the merger, Titan stockholders will still receive only .4302314 of a share of Pure Resources common stock for each share of Titan common stock.

Relative to Titan, Pure Resources' asset mix will result in increased sensitivity to changes in oil prices.

     The Permian Basin business unit has relatively more oil production and relatively less gas production than does Titan. Therefore, Pure Resources will be relatively more sensitive to changes in oil prices and less sensitive to changes in gas prices than Titan.

Titan has relatively more higher risk properties than will Pure Resources.

     Titan has relatively more exploratory oil and gas properties or other properties with oil and gas reserves categorized as probable, possible or speculative. These properties have more exploration or development potential, and may involve higher risk, than more developed properties with proved reserves. Following the merger, Titan's stockholders will have a smaller percentage interest in this upside potential and its associated risks.

The size of Pure Resources' property inventory may expose it to increased liabilities.

     Pure Resources will have a significantly greater inventory of oil and gas properties. This may make it more likely that Pure Resources will be exposed to environmental claims or other liabilities associated with operations of oil and gas properties or the marketing of oil and gas. Pure Resources will have an ongoing obligation to indemnify Union Oil against any environmental claims on its properties, including those arising prior to the merger and including claims relating to properties acquired from Union Oil.

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     Titan and Pure Resources have made forward-looking statements in this document and in the documents referred to in this document which are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our managements and on the information currently available to them. Among the factors that could cause actual results to differ materially from expectations are:

     . inherent uncertainties in interpreting engineering and reserve or production data, such as those described under "Information Concerning the Permian Basin Business Unit - Estimates of Oil and Gas Reserve Information" on page 76;

     . operating hazards, delays or cancellations of drilling operations for a variety of reasons;

     .   competition;

     .   fluctuations and volatility in oil and gas prices;

     . our ability to successfully integrate the business and operations of acquired companies;

     .   government and environmental regulations;

     . increases in our cost of borrowing or inability or unavailability of capital resources to fund capital expenditures, dependence on key personnel, changes in general economic conditions and/or in the markets in which we compete or may, from time to time, compete; and

     . other factors including but not limited to those set forth above in "Risk Factors."

     Statements and calculations concerning oil and gas reserves and their present value also may be deemed to be forward-looking statements in that they reflect the determination, based on estimates and assumptions, that oil and gas reserves may be profitably exploited in the future. When used or referred to in this document, these forward-looking statements may be preceded by, followed by, or otherwise include the words "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" or similar expressions, or statements that events or conditions "will" or "may" occur.

     Except for their ongoing obligations to disclose material information as required by the federal securities laws, Titan and Pure Resources do not have any intention or obligation to update forward-looking statements after they distribute this document.

               TITAN STOCKHOLDER MEETING AND PROXY SOLICITATION

Time, Place and Date

   The special meeting of Titan stockholders will be held on May 24, 2000, at 10:00 a.m. (Midland, Texas time) in the Midland Room, Tower Two, Fasken Center, 550 West Texas, Midland, Texas.

Purpose

   The purpose of the Titan special meeting is to consider and vote upon a proposal to adopt and approve the merger agreement and the transactions contemplated by it and any other business that may be presented at the meeting.

Quorum

   The presence, in person or by proxy, of stockholders holding a majority of the outstanding shares of common stock entitled to vote at the meeting will constitute a quorum.

Record Date

   Only stockholders of record at the close of business on April 10, 2000, as shown in Titan's records, are entitled to vote, or to grant proxies to vote, at the meeting.

Recommendation of the Board of Directors

   The Titan board of directors believes that the merger is in your best interest and recommends that you vote FOR adoption and approval of the merger agreement and the transactions contemplated by it.

Votes Required

   Under Delaware law, the affirmative vote of holders of a majority of the issued and outstanding shares of Titan common stock is required to approve the merger agreement and the transactions contemplated by it. The merger agreement requires, in addition to the vote required by Delaware law, the approval by holders of a majority of shares of Titan common stock actually voting for or against the merger at the special meeting, other than officers of Titan. Adoption and approval of the merger agreement and the transactions contemplated by it will constitute approval of each aspect of the transactions contemplated by the merger agreement. Approval of the merger by the holders of Titan common stock is a condition to the consummation of the merger. Titan will appoint an inspector of election to tabulate all votes and to certify the results of all matters voted upon at the meeting. Titan anticipates that the inspector of election will be a representative of Titan's transfer agent, First Union National Bank, or an officer of Titan.

   As of the record date, there were 40,189,843 shares of Titan common stock outstanding.

   If you hold your Titan shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when voting your shares or when granting or revoking a proxy.

   "Broker nonvotes" are shares present at the meeting for which a broker or nominee has no discretionary authority to vote on a particular matter and has not received instructions from the beneficial owner as to how that owner wishes the shares to be voted. Your broker may not vote your shares on the merger absent instructions from you. Without your voting instructions, a broker nonvote will occur on those proposals. Abstentions and broker nonvotes will have same effect as votes cast against the merger for purposes of the Delaware law voting requirement. However, the parties have agreed that abstentions and broker nonvotes will have no effect on the additional voting requirement specified in the merger agreement.

Voting Procedures and Proxies

   Voting by Holders of Common Stock; Revocation. Each share of Titan common stock is entitled to one vote at the meeting. Using the enclosed proxy card, you may authorize the voting of your shares of Titan common stock at the meeting. Each proxy that is properly signed, dated and returned to Titan in time for the meeting, and not revoked, will be voted in accordance with the instructions contained in that proxy. If no instructions are given, properly completed and returned proxies will be voted for approval and adoption of the merger agreement and the transactions contemplated by it. A proxy may be revoked at any time prior to its exercise by delivering a written notice of revocation or a later dated proxy to the corporate secretary of Titan. In addition, you may revoke your proxy and vote in person. Your presence without voting at the meeting will not automatically revoke your proxy, and any revocation during the meeting will not affect votes previously taken.

   Validity. The inspectors of election will determine all questions as to the validity, form, eligibility and acceptance of proxy cards. Their determination will be final and binding. The board of directors of Titan has the right to waive any irregularities or conditions as to the manner of voting. Titan may accept your proxy by any form of communication permitted by Delaware law so long as Titan is reasonably assured that the communication is authorized by you.

   Other Business; Adjournments. Titan is not currently aware of any other business to be acted upon at the meeting. If, however, other matters are properly brought before the meeting, or any adjourned meeting, your proxies will have discretion to vote or act on those matters according to their best judgment, including to adjourn the meeting. Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the meeting, without further notice other than by an announcement made at the meeting.

Solicitation of Proxies

   The accompanying proxy is being solicited on behalf of the board of directors of Titan. Titan will bear the expenses of preparing, printing and mailing proxies and the materials used in the solicitation unless the merger agreement is terminated, in which case Union Oil will pay one-half of those expenses.

   Titan has retained Corporate Investor Communications, Inc. to aid in solicitation of proxies, for a fee of less than $10,000 and reimbursement of out-of- pocket expenses. Directors, officers and employees of Titan, who will not receive additional compensation for doing so, may also solicit proxies by personal interview, telephone and telegram. Titan may arrange for brokerage houses and other custodians, nominees and fiduciaries to forward proxy materials to beneficial owners of Titan shares they hold, and will reimburse them for reasonable expenses.

Auditors

   KPMG LLP has served as the independent auditors of Titan since Titan Exploration Inc.'s formation on September 30, 1996 and of Titan's predecessors since they began operations in March 1995. Representatives of KPMG LLP plan to attend the meeting and will be available to answer questions. The representatives may make a statement at the meeting if they desire, although Titan does not expect them to do so.

                                  THE MERGER

     This section describes the proposed merger. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should read this entire document and the other documents we refer to carefully for a more complete understanding of the merger. In addition, we incorporate important by reference business and financial information about Titan into this document. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled "Where You Can Find More Information" on page 95 of this document.

Background of the Merger

     Since its inception, Titan has considered the possibility of entering into strategic merger and acquisition transactions with other oil and gas exploration and production companies and has always been interested in other companies' Permian Basin assets. Titan regularly engages in discussions relating to potential acquisitions of oil and gas properties.

     In late fall 1998, Jack D. Hightower, Titan's Chairman and Chief Executive Officer, and William K. White, Titan's Chief Financial Officer, met with Jack Schanck, then a Union Oil Group Vice President and President of its Spirit Energy 76 lower 48 business unit, based in Sugar Land, Texas. Mr. Hightower wanted to introduce himself to Mr. Schanck and regarded the meeting as part of his routine communications with owners and managers of Permian Basin assets. As is his practice in those communications, Mr. Hightower inquired whether Union Oil had any interest in selling any of its Permian Basin assets, particularly its interest in the Dollarhide Field. Mr. Schanck indicated that Unocal might consider selling some of those assets in the future. Mr. Schanck indicated interest in continuing conversations and said that he would contact Mr. Hightower in early 1999.

     In March 1999, Mr. Hightower contacted Mr. Schanck's successor, John T. Donohue, to again introduce himself as part of his routine communications with owners and managers of Permian Basin assets and to review his conversation with Mr. Schanck.

     In early April 1999, Mr. Hightower contacted Mr. Donohue to ask if Union Oil was interested in Titan's offshore properties. As one transaction possibility, Mr. Hightower proposed a trade of some of Union Oil's assets including Dollarhide Field in the Permian Basin for Titan's offshore properties. Mr. Donohue said that Union Oil was not interested in the offshore properties. Titan subsequently sold the offshore properties to Coastal Oil & Gas Corporation. In the April call, Mr. Donohue indicated that Union Oil was unlikely to sell its Permian Basin assets, but wanted to stay in touch.

     On July 13, 1999, in Houston, Messrs. Hightower and White met with representatives of Donaldson, Lufkin & Jenrette ("DLJ"), an investment bank that Union Oil asked to contact Titan and later engaged for advice in this transaction, and discussed the Permian Basin assets of Titan and Union Oil and possible transactions between the two companies, including Titan's acquisition of all or a part Union Oil's Permian Basin assets, Union Oil's acquisition of all or part of Titan's assets, or a combination or joint venture of the companies' Permian Basin assets. DLJ encouraged Titan to meet with Union Oil, review one another's Permian Basin assets and determine whether any possible transactions merited further discussion. Union Oil had asked DLJ to meet with Titan because of Union Oil's interest in possible transactions with Titan.

     On July 19, a DLJ representative told Mr. Hightower by phone that Timothy
H. Ling, Unocal's Chief Financial Officer and Executive Vice President, North American Energy Operations, was interested in meeting with Mr. Hightower and that the DLJ representative would arrange a meeting.

     On August 10, in Sugar Land, Messrs. Hightower and White, with Dan P. Colwell, Titan's Vice President, Land, met with Mr. Ling and Phil Ballard, Union Oil's Manager, Business Development, and representatives of DLJ. Mr. Hightower made a presentation regarding Titan's assets and addressed the possible combination of Titan with the Permian Basin business unit. The parties engaged in a very broad discussion to determine if they had a common interest in proceeding further. They talked about their business goals in the Permian Basin, the acquisition, development and exploration opportunities for the two companies in the basin, plans for their assets in the basin and what each might do with the other's assets. In this meeting, the range of possible transactions included Titan buying all or part of the Permian Basin business unit for cash and/or stock, Titan selling all or part of its assets for cash and/or stock, Titan and the Permian Basin business unit merging and Titan and the Permian Basin business unit entering a joint venture. The parties concluded the meeting considering how the two companies might proceed with more in-depth reviews of one another's assets, with the full range of possible transactions in mind. Titan's approach at this point was to proceed with reciprocal reviews before narrowing the nature of the possible transaction.

     On August 23, Union Oil signed a confidentiality agreement relating to information about Titan.

     On August 26, Messrs. Hightower and White met with Mr. Ballard and a DLJ representative to continue discussions of a possible transaction. In this meeting, Union Oil queried whether Titan would sell its assets --perhaps only selected fields -- for cash, if Union Oil were more disposed to proceed with that form of transaction than others in the range of transactions touched upon in earlier contacts. Titan responded that a liquidation of assets for cash presented tax obstacles for Titan, and Titan would prefer to consider a sale of selected assets or a combination rather than a sale of all assets.

     Following almost a month without significant contact between senior executives, Mr. Hightower and Mr. Ling had phone conversations between September 21 and 23 in which they decided that Titan and Union Oil would continue discussions of a combination between Titan and the Permian Basin business unit. Mr. Ling indicated that Union Oil might consider a combination, but that pursuit of a combination required a much greater level of involvement and due diligence between the parties. The companies needed to determine whether they shared a philosophy of growth and investment.

     On September 24, in Houston, Mr. Hightower and Mr. Ling met to discuss whether Titan and Union Oil shared a similar philosophy relative to the growth and investment necessary to build a successful exploration and production company. Each company believed that its Permian Basin assets have significant undervalued potential and was unwilling to dispose of them for cash in the current market. Union Oil was interested in Titan's Permian Basin focus and the skill and entrepreneurship of its management. While Union Oil was unprepared to sell its Permian Basin assets, it was concerned that the assets received less attention within Union Oil than they merit, because of the company's many other priorities.

     On September 29, Mr. Hightower and Mr. Ling spoke by phone, agreeing that it would make good sense to talk about a combination between Titan and the Permian Basin business unit and scheduled a meeting in Los Angeles for October 1.

     On October 1, in Los Angeles, Mr. Hightower met with Mr. Ling, Roger C. Beach, Unocal's Chairman and Chief Executive Officer, and Charles R. Williamson, Unocal's Executive Vice President, International Energy Operations. Mr. Hightower presented what he believed would be the advantages of combining Titan and the Permian Basin business unit, citing, among other items, the Permian Basin focus of Titan's management team, Titan's smaller company efficiency and entrepreneurship, the improved positioning of a combination for making acquisitions in the basin and efficiencies resulting from economies of scale. The executives again examined whether the two companies shared a philosophy of how to grow an exploration and production company. Union Oil emphasized that it would be interested in a combination only if Titan's management team remained in place. The Union Oil executives also noted that their company's Permian Basin assets had a significantly greater aggregate value, which would result in Union Oil's having control in any combination. Mr. Hightower reflected that any control would have to be fashioned to permit Titan's management sufficient autonomy to preserve its entrepreneurial spirit and flexibility. At the Unocal executives' request, Mr. Hightower also met with Joseph A. Householder, then Unocal's Vice President, Corporate Development and Assistant Chief Financial Officer.

     On October 6, Mr. Ling called Mr. Hightower to say that the October 1 meeting had gone well and that Union Oil desired to continue discussions.

     On October 11, Titan's board met by phone. Mr. Hightower reviewed his preliminary discussions over the previous weeks with Union Oil and presented management's initial analysis of the net asset value, exploration potential and other business prospects of the Permian Basin business unit. Further, Mr. Hightower, recommended that the board approve the engagement of Petrie Parkman to act as Titan's financial advisor. The board approved proceeding with discussions and negotiations with Union Oil and the engagement of Petrie Parkman.

     On October 11, Titan signed a confidentiality agreement relating to information about Union Oil.

     On October 12, in Midland, Texas, Messrs. Householder and Ballard, with Gary Dupriest, Vice President of the Permian Basin business unit, met with Mr. Hightower and other members of Titan's management and counsel. Mr. Dupriest made a presentation regarding the Permian Basin business unit's assets in more detail than previously provided to Titan. With Titan's counsel present, the parties discussed the process of due diligence, other organizational matters and a proposed structure for the transaction. At this point, the parties contemplated a transaction in which Titan would acquire the business unit's assets in exchange for Titan common stock.

     On October 18, Titan engaged Petrie Parkman as its financial advisor.

     On October 26, Titan and Union Oil agreed to procedures regarding their jointly approaching a seller that had proposed to auction a group of producing assets to industry participants. Early in the new year, Titan, Union Oil and a third company submitted a joint bid for the assets, but the seller accepted another party's bid.

     During the month of October, there were numerous phone calls and meetings to address due diligence among Mr. Hightower, other members of Titan's management, representatives of Petrie Parkman and Messrs. Householder and Ballard and other Union Oil employees. On October 22, Mr. Hightower spoke twice to Mr. Ling. In the course of these calls and meetings, Mr. Hightower and the Unocal representatives discussed the relative valuation of Titan and the Permian Basin business unit, reviewing proved reserves, probable, possible and exploratory opportunities and acquisition opportunities. From these communications, the parties came to believe that they were within a range of relative valuation that would permit them to proceed with discussions.

     In the latter part of October, in meetings with Petrie Parkman and Titan's counsel, Titan's management developed a set of proposed terms to be reviewed and considered by Titan's board, and then, if acceptable to the board, to be discussed with Union Oil. The proposed terms contemplated that Titan would acquire the Permian Basin business unit's assets in exchange for a controlling amount of Titan common stock. The terms included transfer restrictions with respect to Titan common stock that would be issued to Union Oil; a voting agreement between Mr. Hightower and Union Oil relating to board representation; a standstill by Union Oil in which it would agree not to increase its percentage ownership in Titan after the transaction; registration rights for Union Oil; corporate governance provisions; employment and severance arrangements; management stock options; and a right by Mr. Hightower to require the repurchase of his stock or to compel an auction of the company. Thus, the following ancillary agreements had their origin in these proposed terms: the stockholder voting agreement, the registration rights agreement and the agreements providing employment, severance and other benefits to the officers of Pure. The proposed terms contemplated that the combination would be considered a "change of control" of Titan in accordance with the provisions of the Titan Stock Plan dated September 30, 1996, the Titan 1996 Incentive Plan adopted October 1, 1996 and the Severance and Retention Bonus Agreements approved by a unanimous vote of disinterested directors at a Titan board meeting on June 10, 1999. As a consequence of a change of control under these agreements, the vesting of outstanding stock options would accelerate and officers would receive cash payments.

     On October 31, Titan's board met by phone. Titan's counsel participated in the meeting and reviewed the duties of directors. Petrie Parkman addressed the status of its review of the Permian Basin business unit and Titan. Mr. Hightower updated the board as to the discussions of the potential transaction and described the terms to be considered for presentation to Union Oil for discussion. The board approved proceeding with negotiations with Union Oil on the basis of the proposed terms.

     On November 1 and 2, in Los Angeles, Messrs. Hightower and White, with Susan D. Rowland, Titan's Vice President, Administration and Corporate Secretary, met with Messrs. Ling, Householder and Ballard to present for discussion the preliminary terms approved by Titan's board. Union Oil introduced the basic concept of a business opportunities agreement, the ancillary agreement that would limit the type and geographic scope of Titan's permitted business activities and permit Union Oil to conduct competing business activities. In the days following the meeting in Los Angeles, the parties exchanged communications, including Union Oil's outline of a proposal for a non-dilution agreement, the ancillary agreement providing that, if Titan issued additional shares of its common stock after the transaction, Union Oil would have preemptive rights to acquire additional shares to maintain its ownership percentage.

     On November 9 and 10 in Los Angeles, Messrs. Hightower and White and Ms. Rowland, with counsel to Titan, met again with Messrs. Ling, Householder and Ballard, with internal Union Oil counsel, to negotiate the terms of the potential combination of Titan and the Permian Basin business unit. Union Oil refused to agree to transfer restrictions and a standstill or an auction provision. Union Oil emphasized the significant value of the assets that it was contributing to the combination and made clear that it would not make that contribution if it did not control the combined entity. The parties progressed in their discussions of a business opportunities agreement and a non-dilution agreement. With respect to the business opportunities agreement, Union Oil emphasized that a critical aspect of its interest in combining with Titan was the geographic focus of Titan and its management and that an agreement would preserve that focus. Union Oil was also concerned that its board designees and the company itself, as a controlling shareholder of the combined entity, could face unintended liability to the entity's other shareholders with respect to Union Oil's worldwide operations. Union Oil asserted that a business opportunities agreement presented a practical solution to this concern and was unwilling to proceed in discussions unless such an agreement was part of them. The parties addressed the need to retain Titan's management in the combined entity through employment and severance arrangements. On November 10, Mr. Hightower spoke by phone with Mr. Beach about the combination of Titan and the Permian Basin business unit and the progress of Titan's discussions with Union Oil's negotiation team. Mr. Hightower expressed optimism about reaching an agreement.

     Throughout the month of November there were numerous communications between Mr. Hightower and Messrs. Ling, Householder and Ballard to discuss various aspects of the potential transaction. In the course of these communications, Union Oil proposed that the structure of the transaction be revised from Titan's acquisition of the Permian Basin business unit to the form of the merger contemplated in this proxy statement. Union Oil and Titan also discussed a break-up fee, corporate governance issues, management compensation and management and employee benefits and severance, including Mr. Hightower's employment agreement and the terms under which he and other officers would be entitled to require the combined company to purchase their shares of stock in the company. Mr. Hightower and Messrs. Ling and Householder, in the course of these conversations, discussed the relative valuation of Titan and the business unit, reviewing proved reserves, probable and possible opportunities, acquisition opportunities, and narrowed discussion of the exchange ratio. During the month each company and its financial advisors also conducted engineering, environmental, financial and accounting due diligence relating to the assets.

     On November 22 and 23, counsel for Titan distributed to Union Oil and its counsel drafts of a merger agreement, a business opportunities agreement, a non-dilution agreement and a stockholder voting agreement.

     On November 26, Titan's board met by phone to discuss the status of the potential transaction. Mr. Hightower updated the board on the status of the negotiations, noting that the parties had reached agreement on the basic outline of the transaction, including a preliminary working understanding as to the exchange ratio. Counsel to Titan and Petrie Parkman participated. Among the other points in the basic outline, the board considered the proposed business opportunities agreement. The Board considered Union Oil's reasons for the agreement and its position that a combination was not possible without such an agreement. The Board noted that the limitations of the agreement were aligned with Titan's existing geographic focus. The board directed management to proceed with negotiations.

     On December 1 and 2, in Houston, and on December 5 and 6, in Dallas, Mr. Hightower and other members of Titan's management, with counsel, met with Mr. Ballard and counsel to Union Oil, to negotiate drafts of the merger agreement and related agreements that had been prepared by Titan's counsel. The matters negotiated included the scope of the assets to be contributed and the liabilities to be assumed, representations and warranties, covenants, the scope of post-closing indemnification, the fiduciary out provisions and related break-up fees, the geographic area in which the new company would operate under the business opportunities agreement, the date after which operations of the business unit would be for the account of Pure Resources, and management and employee benefits and severance, including Mr. Hightower's employment agreement and the terms under which he and other officers would be entitled to require the combined company to purchase their shares of stock in the company. Union Oil had also proposed that the new company enter into a marketing agreement with Unocal Energy Trading. Titan rejected this proposal. The parties also addressed remaining engineering, accounting and environmental due diligence. In the days following the meeting in Dallas, the parties continued to negotiate final terms of the merger agreement and related agreements and clarified due diligence issues in numerous phone calls.

     On December 8, Unocal's board authorized its management to finalize the combination and sign the merger agreement.

     On December 13, in Midland, Titan's board met. Mr. Hightower, with Titan's counsel, reviewed the terms of the merger agreement and each of the related agreements. In addition, Mr. Hightower reviewed the matters related to the merger in which Mr. Hightower and other members of management had interests that may be said to be different from or in addition to the interests of Titan's stockholders. Petrie Parkman delivered its opinion that, as of the date of such opinion the exchange ratio contemplated by the merger agreement was fair from a financial point of view to Titan's stockholders. After discussion and consideration, the Titan board, including Mr. Hightower and Mr. Staley, unanimously approved the merger agreement and related agreements, and the merger and other transactions the documents contemplate. In light of the interests of two of the four directors, Mr. Hightower and Mr. Staley, in the merger, the board required that the merger be approved by a majority of shares of Titan common stock actually voted for or against the merger at the special meeting, other than shares held by officers of Titan. As of December 13, 1999, Mr. Hightower, Mr. Staley and other officers of the Company, held approximately 17.1% of the Titan common stock.

     In the evening of December 13, 1999, following approval of Titan's board, Titan and Union Oil signed the merger agreement and the related agreements and issued a joint press release announcing the agreement to merge.

     In early 2000, during the course of its application for listing on the New York Stock Exchange, the exchange informed Pure Resources that the exchange would require Pure Resources to have an additional outside director prior to listing. On April 10, 2000, Pure Resources, Union Oil and Mr. Hightower amended and restated the stockholder voting agreement to contemplate an eighth Pure Resources director, who would satisfy the outside director requirements of the exchange. The references to the stockholder voting agreement in this document are to the agreement as so amended and restated.

     On April 14, 2000, the parties to the merger agreement signed an amendment to the merger agreement to correct the dates recited in the agreement for the Titan and Union Oil confidentiality agreements, clarify the vote required for the merger and correct an exhibit to the agreement. The references to the merger agreement in this document are to the agreement as so amended.

     As of April 17, 2000, Pure Resources' board of directors adopted the Pure Resources Equity Plan for Outside Directors to be effective upon consummation of the merger in order to provide that part or all of the annual $30,000 fee to be paid to Pure Resources' outside directors after the merger would be paid in Pure Resources common stock at market prices rather than cash. Union Oil, as sole stockholder of Pure Resources, approved the plan as of the same day. The parties to the merger agreement had originally contemplated that after the merger the Pure Resources outside director fee would be paid all in cash. In early April 2000 the parties agreed to put the plan in place to provide for partial stock compensation to the outside directors. The parties believed that the plan would encourage greater involvement and higher performance by the outside directors by providing them with a more direct interest in the company's attainment of its financial and performance goals. The Titan board of directors did not consider this post-merger outside director compensation issue of Pure Resources, in its determination of fairness of the merger or otherwise.

Titan's Reasons for the Merger

     At its December 13, 1999 meeting, the Titan board of directors determined the merger to be advisable and unanimously approved the merger agreement and the related transactions. All the directors were present at the meeting and voted in favor of the merger.

     The Titan board believes that the merger agreement and the terms of the merger are fair to and in the best interests of Titan and the Titan stockholders. Therefore, the Titan board recommends that the stockholders of Titan vote FOR approval and adoption of the merger agreement and the transactions contemplated by it.

     In reaching its recommendation, the Titan board consulted with Titan's management, as well as its financial and legal advisors, and considered the following material factors:

     . The board considered the estimated proved reserves, exploratory and development prospects and long-term debt that Pure Resources would have on a pro forma basis.

     . By combining complementary operations in the Permian Basin, many duplicative administrative and operating functions can be eliminated, so that Titan stockholders will have the opportunity to benefit from a larger asset base without the incremental general and administrative costs.

     . Pure Resources' concentration in the Permian Basin will position it for making acquisitions in any future consolidation of assets in the basin. The limitations on Pure Resources' geographic scope of operations under an ancillary agreement with Union Oil do not apply to operations in the Permian Basin.

     . Pure Resources will benefit from Titan's senior management's experience in the Permian and San Juan Basins and onshore Gulf Coast of Texas. This team's experience will be augmented by that of other officers and operating personnel from Union Oil or elsewhere. Further, a larger enterprise may be better able to attract and retain management, operating and technical personnel.

     . Titan has relatively low levels of debt, and the Permian Basin business unit has no debt. The new company will start with a strong balance sheet and should have greater access to capital than Titan, lower costs of capital, increased flexibility in capital allocation and increased ability to withstand fluctuations in commodity prices.

     . Pure Resources' greater discretionary cash flow will enhance its ability to grow reserves through exploration and development using internally generated funds and will position the new company to pursue more aggressively large, high impact transactions without excessive risk to the new company's balance sheet.

     . The merger will create a larger, more competitive company that will have advantages of scale in acquisitions, exploration, development, production, engineering and technology. Pure Resources will be better equipped to meet the challenges of the increasingly competitive oil and gas industry.

     . The merger permits Titan stockholders to continue to own an interest in Pure Resources and to benefit from its enhanced prospects.

     . The increases in the size of Pure Resources' operations, cash flow and SEC 10% present value may result in improvements in the trading characteristics of the new company's stock.

     . The Union Oil properties have attractive similarities to Titan's properties. They present a high level of operational control, a concentration of reserves and a long life nature.

     . The board received an opinion of Petrie Parkman that as of the date of the board meeting the exchange ratio, subject to the assumptions and limitations set forth in the opinion, was fair from a financial point of view to Titan's stockholders. A copy of the opinion is included as Annex A and should be read carefully.

     In reaching the decision to recommend the merger to its stockholders, the Titan board also considered a number of additional factors, including:

     . its discussions with Titan's management concerning the results of Titan's investigation of the Permian Basin business unit assets;

     .    the price and market history of Titan common stock;

     . the strategic, operational and financial opportunities available to Titan in the normal course of its business compared to those that might be available following the merger; and

     . the proposed structure of the transaction and the other terms of the merger agreement and related agreements.

     The Titan board also considered some risks and potential disadvantages associated with the merger, including:

     . the risk that the operations of the two companies may not be successfully integrated;

     . the risk that anticipated cost savings may not be realized to the degree anticipated;

     . the risk that the merger might not be completed as a result of a failure to satisfy the conditions to the merger agreement;

     .    Pure Resources would be controlled by Union Oil after the merger;

     . Pure Resources would agree to limit its business activities after the merger, limiting its ability to diversify its assets base, and because of geographic concentration, exposing it to greater impact from regional events that increase costs, reduce availability of equipment or supplies, reduce demand or limit production more than if operations were more geographically diversified; and

     .    other matters described under "Risk Factors."

     In the judgment of the Titan board, the potential benefits of the merger outweigh these considerations. The foregoing discussion of the information and factors that were given weight by the Titan board is not intended to be exhaustive, but it is believed to include all material factors considered by the Titan board.

   In view of the variety of factors considered in connection with its evaluation of the proposed merger and the terms of the merger agreement, the Titan board did not believe it was practicable to quantify or assign relative weights to the factors considered in reaching its conclusion. In addition, individual Titan directors may have given different weights to different factors.

   In considering the recommendation of the Titan board with respect to the merger, you should be aware that some officers and directors of Titan have interests in the merger that may be different from, or in addition to, the interests of Titan stockholders generally. The Titan board was aware of these interests and considered them in approving the merger and merger agreement. Please refer to "The Merger - Interests of Certain Persons in the Merger" for more information about these interests.

Opinion of Financial Advisor to Titan

   Titan engaged Petrie Parkman as its financial advisor in October 1999 to provide advisory and investment banking services in connection with possible transactions involving Titan and various assets and subsidiaries of Union Oil. On December 13, 1999, Petrie Parkman rendered to the Titan board its oral opinion that, as of that date and based upon and subject to the matters set forth in its opinion, the merger exchange ratio was fair from a financial point of view to the holders of Titan common stock. The opinion was subsequently confirmed in writing. Titan did not impose any limitations upon Petrie Parkman with respect to the investigations made or procedures followed by Petrie Parkman in rendering its opinion.

   Under the terms of the engagement letter between Petrie Parkman and Titan dated as of October 18, 1999, Titan (i) paid Petrie Parkman a financial advisory fee of $100,000, and (ii) has agreed to pay Petrie Parkman an additional fee of $1,150,000 upon successful completion of the merger. Whether or not a transaction is consummated, Titan has also agreed to reimburse Petrie Parkman for its out-of-pocket expenses related to this assignment, including fees and expenses of counsel, and to indemnify Petrie Parkman and related persons against liabilities relating to or arising out of its engagement, including liabilities under federal securities laws.

   Attached to this document as Annex A and incorporated in this document by reference is the full text of Petrie Parkman's opinion dated December 13, 1999, which contains a description of the assumptions made, the matters considered by Petrie Parkman and the limits of its review. Petrie Parkman has consented to the use of its opinion in this document. Titan stockholders are encouraged to read the opinion carefully and in its entirety. Petrie Parkman's opinion was provided to the Titan board for its information and addresses only the fairness from a financial point of view of the exchange ratio to the holders of Titan common stock. Petrie Parkman's opinion does not address the merits of the underlying decision by Titan to engage in the merger and does not constitute a recommendation to any holder of Titan common stock as to how that holder should vote at the Titan special meeting. Petrie Parkman's opinion and its presentation to the Titan board on December 13, 1999 were among many factors taken into consideration by the Titan board in making its determination to approve and recommend the merger as contemplated in the merger agreement.

   In arriving at its opinion, Petrie Parkman, among other things:

   . reviewed publicly available business and financial information relating to Titan, including (a) its Annual Report on Form 10-K and related audited financial statements for the fiscal year ended December 31, 1998, and (b) the unaudited financial statements for the fiscal quarters ended March 31, 1998, June 30, 1998, September 30, 1998, March 31, 1999, June
       30, 1999, and September 30, 1999;

   . reviewed estimates of Titan's reserves, including (a) estimates of proved oil and gas reserves prepared by Williamson Petroleum Consultants, Inc. as of December 31, 1998, (b) preliminary estimates of proved oil and gas reserves prepared by the management and staff of Titan as of January 1, 2000, and (c) preliminary estimates of additional oil and gas reserves (reserves not classified as proved) prepared by the management and staff of Titan as of January 1, 2000;

   . reviewed business and financial information relating to the Permian Basin business unit, including (a) a draft, dated December 8, 1999, of the unaudited financial statements for the fiscal years ended

       December 31, 1996, 1997 and 1998, and (b) a draft, dated December 8, 1999, of the unaudited financial statements for the nine months ended September 30, 1998 and 1999;

   . reviewed estimates of the Permian Basin business unit's reserves, including (a) preliminary estimates of proved oil and gas reserves prepared by the managements and staffs of Titan and the Permian Basin business unit as of January 1, 2000, and (b) preliminary estimates of additional oil and gas reserves (reserves not classified as proved) prepared by the managements and staffs of Titan and the Permian Basin business unit as of January 1, 2000;

   . analyzed selected historical and projected financial and operating data of Titan and the Permian Basin business unit following the merger prepared by the management of Titan;

   . discussed the current and projected operations and prospects of Titan and the Permian Basin business unit, including estimates of potential cost savings and other potential synergies expected to result from the merger, with the managements and operating staffs of Titan and the Permian Basin business unit, respectively;

   .   reviewed the historical trading history of the Titan common stock;

   . compared recent stock market capitalization indicators for Titan with the recent stock market capitalization indicators for selected publicly traded companies;

   . compared the financial terms of the merger with the financial terms of selected transactions that Petrie Parkman deemed to be relevant;

   .   reviewed a draft, dated December 10, 1999, of the merger agreement; and

   . reviewed other financial studies and analyses and performed other investigations and took into account other matters as Petrie Parkman had deemed necessary or appropriate.

   In preparing its opinion, Petrie Parkman assumed and relied upon, without assuming any responsibility for independently verifying, the accuracy and completeness of any information supplied or otherwise made available to Petrie Parkman, discussed with Petrie Parkman, or reviewed by or for Petrie Parkman by Titan and the Permian Basin business unit. Petrie Parkman further relied upon the assurances of the managements of Titan and the Permian Basin business unit that they were unaware of any facts that would make the information provided to Petrie Parkman incomplete or misleading in any material respect. With respect to projected financial and operating data and estimates of potential cost savings and other potential synergies expected to result from the merger, Petrie Parkman assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgment of the managements of Titan and the Permian Basin business unit, as the case may be, relating to the future financial and operational performance of Titan and the Permian Basin business unit. With respect to the estimates of oil and gas reserves, Petrie Parkman assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Titan and the Permian Basin business unit and Titan's engineering consultants relating to the oil and gas properties of Titan and the Permian Basin business unit, respectively. Petrie Parkman did not make an independent evaluation or appraisal of the assets or liabilities of Titan or the Permian Basin business unit, nor was Petrie Parkman furnished with an evaluation or appraisal. In addition, Petrie Parkman did not assume any obligation to conduct, nor did Petrie Parkman conduct, any physical inspection of the properties or facilities of Titan or the Permian Basin business unit.

   In developing its opinion, Petrie Parkman relied upon Titan as to various legal, tax, and accounting aspects of the transactions contemplated by the merger agreement. Consistent with the merger agreement, Petrie Parkman assumed that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and/or as part of a transaction under Section 351 of the Code. Petrie Parkman assumed that the merger agreement executed and delivered by the parties contained identical financial and economic terms and otherwise was substantially similar to the draft merger agreement reviewed by Petrie Parkman. Petrie Parkman further assumed that the merger will be consummated on the terms and conditions contemplated in the merger agreement.

   Petrie Parkman was not asked to consider, and its opinion does not address, the prices at which the Titan common stock or the Pure Resources common stock will actually trade following the announcement or consummation of the merger. Furthermore, Petrie Parkman has not solicited, nor was it requested to solicit, offers from other parties to acquire all or any part of Titan. Petrie Parkman also was not asked to consider, and its opinion does not address, the fairness of the process which resulted in the merger agreement.

   Petrie Parkman's opinion was rendered on the basis of conditions in the securities markets and the oil and gas markets prevailing as of the date of its opinion and the condition and prospects, financial and otherwise, of Titan and the Permian Basin business unit as they had been represented to Petrie Parkman as of the date of its opinion or as they were reflected in the materials and discussions described above.

   The following is a summary of the material financial analyses performed by Petrie Parkman in connection with the preparation of its opinion dated December 13, 1999, and presented to the Titan board. In the following summary, as defined by Petrie Parkman, equity reference value means the reference value of the company's common stock, and enterprise reference value means the equity reference value plus short-term debt, long-term debt, and adjusted for net working capital.

   Discounted Cash Flow Analysis - Titan. Petrie Parkman conducted a discounted cash flow analysis for the purpose of determining the equity reference value range per share of Titan common stock. Petrie Parkman calculated the net present value of estimates of future after-tax cash flows for Titan's oil and gas reserve assets based on the proved and additional reserve estimates referred to above and for its non-reserve assets utilizing information provided by Titan.

   Petrie Parkman evaluated four scenarios in which the variables were oil and gas prices. The four pricing scenarios, which were Pricing Case I, Pricing Case II, Pricing Case III, and the Strip Pricing Case, were based on benchmarks for spot sales of West Texas Intermediate crude oil and for spot sales of Henry Hub gas. The Strip Pricing Case was based upon the publicly available average of oil and gas futures contract prices quoted on the New York Mercantile Exchange. Petrie Parkman applied appropriate quality and transportation adjustments to these benchmarks. Benchmark oil prices for Pricing Cases I, II and III were projected to be $16.00, $18.00 and $20.00 per barrel, respectively, for 2000 and were escalated annually following 2000 at the rate of 3.0%. Benchmark oil prices for the Strip Pricing Case were projected to be $22.53, $19.05, $18.43, $17.95, and $17.83 for the years 2000, 2001, 2002, 2003, and 2004, respectively, and were escalated annually following 2004 at the rate of 3.0%. Benchmark gas prices for Pricing Cases I, II and III were projected to be $2.10, $2.30 and $2.50 per million British thermal units, which we will refer to as"MMBtu," respectively, for 2000 and were escalated annually following 2000 at the rate of 3.0%. Benchmark gas prices for the Strip Pricing Case were projected to be $2.40, $2.51, $2.53 for the years 2000, 2001, and 2002, respectively, and were escalated annually following 2002 at the rate of 3.0%. Operating and capital costs were escalated at 3.0% per year.

   Applying discount rates of 10.0% to 12.5%, 12.5% to 15.0%, 15.0% to 17.5% and 30.0% to 40.0% to the after-tax cash flow estimates related to the proved developed producing, proved developed non-producing, proved undeveloped, probable and possible reserve categories, respectively, and assuming a carry-over of Titan's existing tax positions, the discounted cash flow analysis indicated enterprise reference value ranges of $211.6 million to $257.3 million for Pricing Case I, $246.2 million to $298.6 million for Pricing Case II, $281.5 million to $340.6 million for Pricing Case III, and $243.3 million to $292.3 million for the Strip Pricing Case. After deducting long-term debt and short-term debt from the enterprise reference value ranges and dividing by the diluted number of shares of Titan common stock outstanding, the equity reference value ranges per share of Titan common stock were $3.01 to $4.15 for Pricing Case I, $3.87 to $5.18 for Pricing Case II, $4.75 to $6.22 for Pricing Case III, and $3.80 to $5.02 for the Strip Pricing Case. Petrie Parkman noted that the actual price of Titan common stock on December 10, 1999, the last full trading day on the Nasdaq prior to the rendering of Petrie Parkman's opinion, was $3.88 per share.

   Comparable Transactions Analysis - Titan. Petrie Parkman reviewed selected publicly available information on 22 oil and gas property acquisition transactions involving primarily Permian Basin assets that took place between January 1997 and December 1999. Petrie Parkman calculated purchase price multiples of equivalent reserves for the acquired assets in each transaction. The highest, average and lowest multiples of equivalent proved reserves for the Permian Basin transactions were $9.84, $5.01 and $2.64 per BOE, respectively. Based upon its judgment as to the similarity of the Titan assets to the selected property acquisition transactions, Petrie Parkman determined that, with respect to Titan, the appropriate benchmark multiples for equivalent proved reserves were in the range of $3.75 to $4.50 per BOE. Petrie Parkman applied the benchmark multiples to Titan's corresponding proved reserve figures to yield asset reference value ranges for Titan's reserves. Following adjustments for Titan's non-reserve assets, Petrie Parkman determined an enterprise reference value range of $310.0 million to $371.4 million. After deducting long-term debt and short-term debt from the enterprise reference value range and adding net working capital to the enterprise reference value range and dividing by the diluted number of shares of Titan common stock outstanding, the resulting equity reference value range per share of Titan common stock was $5.36 to $6.89. Petrie Parkman noted that the actual price of Titan common stock on December 10, 1999, the last full trading day on the Nasdaq prior to the rendering of Petrie Parkman's opinion, was $3.88 per share.

   In addition, Petrie Parkman reviewed selected publicly available information on the following 25 company acquisition transactions and offers for control involving companies in the oil and gas exploration and production industry that took place between January 1997 and December 1999:

Acquiror or Bidder For Control         Target                                   Date of Announcement
------------------------------         ------                                   --------------------
Calpine Corporation                    Sheridan Energy                          August 25, 1999
St. Mary Land & Exploration Company    King Ranch Energy, Inc.                  June 27, 1999
Devon Energy Corporation               Pennzenergy                              May 20, 1999
Snyder Oil Corporation                 Santa Fe Energy Resources, Inc.          January 14, 1999
Chevron Corp.                          Rutherford-Moran Oil Corp.               December 23, 1998
Seagull Energy Corp.                   Ocean Energy, Inc.                       November 25, 1998
Kerr-McGee Corp.                       Oryx Energy Company                      October 15, 1998
Pogo Producing Company                 Arch Petroleum Inc.                      May 29, 1998
Lomak Petroleum, Inc.                  Domain Energy Corp.                      May 12, 1998
Atlantic Richfield Company             Union Texas Petroleum Holdings, Inc.     May 4, 1998
Seneca Resources Corp.                 HarCor Energy, Inc.                      March 31, 1998
Ocean Energy, Inc.                     United Meridian Corp.                    December 23, 1997
Sonat, Inc.                            Zilkha Energy Company                    November 24, 1997
Chesapeake Energy Corp.                Hugoton Energy Corp.                     November 13, 1997
Belco Oil & Gas Corp.                  Coda Energy, Inc.                        November 3, 1997
Titan                                  Offshore Energy Development Corp.        September 9, 1997
Texaco Inc.                            Monterey Resources, Inc.                 August 18, 1997
Burlington Resources Inc.              Louisiana Land & Exploration Company     July 17, 1997
The Meridian Resource Corporation      Cairn Energy USA, Inc.                   July 8, 1997
Louis Dreyfus Natural Gas Corp.        American Exploration Company             June 24, 1997
Forcenergy Inc                         Convest Energy Corporation               June 20, 1997
Monterey Resources, Inc.               McFarland Energy, Inc.                   June 17, 1997
The Columbia Gas System Inc.           Alamco, Inc.                             May 27, 1997
Mesa Inc.                              Parker & Parsley Petroleum Company       April 7, 1997
Texas Pacific Group                    Belden & Blake Corp.                     March 31, 1997

   Using publicly available information, Petrie Parkman calculated for the target company in each transaction purchase price of equity multiples of discretionary cash flow and total investment multiples of EBITDAX, with total investment defined by Petrie Parkman for the purposes of this analysis as purchase price of equity plus net obligations assumed. Petrie Parkman also calculated the implied purchase price of reserves, which Petrie Parkman defined for the purposes of this analysis as total investment less undeveloped acreage value and other assets at book value, multiples of equivalent proved reserves for the target company in each transaction. The highest, average and lowest implied multiples in these transactions were as follows:

                                             Implied Multiples in Recent Transactions
                                             ----------------------------------------
                                             Highest           Average         Lowest
                                             -------           -------         ------
      Discretionary Cash Flow                  20.0x             7.2x            1.9x
      EBITDAX                                  23.6x             8.3x            2.5x
      Equivalent Proved Reserves ($/BOE)     $23.07            $8.04           $3.50

   Based upon Petrie Parkman's view of the comparability of Titan to the Target companies in the selected company acquisition transactions and offers for control, Petrie Parkman determined that, with respect to Titan, the appropriate benchmark multiples for discretionary cash flow, EBITDAX and equivalent proved reserves, were in the ranges of 4.5 to 6.0x, 6.5 to 8.5x and $4.75 to $5.25 per BOE, respectively. Petrie Parkman applied these benchmark multiples to Titan's historical discretionary cash flow, EBITDAX and equivalent proved reserves.

   Petrie Parkman also performed a premium analysis, which compared the offer price per target company share with the target company's share price for the periods of one day, 30 days and 60 days prior to public announcement of the offer. The highest, average and lowest premiums, which Petrie Parkman defined for the purposes of this analysis as excess of offer price over target company's price stated as a percentage above the target company's share price, for these periods were as follows:

                          Implied Premiums in Recent Transactions
                          ---------------------------------------
                          Highest        Average           Lowest
                          -------        -------           ------
        One Day Prior       75.0%          18.8%             -9.8%
        30 Days Prior       75.0%          27.2%             -7.5%
        60 Days Prior       60.0%          18.3%            -55.2%

   Based upon Petrie Parkman's view of the comparability of Titan to the Target companies in the selected company acquisition transactions and offers for control, Petrie Parkman determined that, with respect to Titan, the appropriate benchmarks for premium to target company's price one day prior, 30 days prior, and 60 days prior were in the ranges of 15% to 25%, 15% to 25%, and 20% to 30%, respectively. Petrie Parkman applied these premium benchmarks to the corresponding stock prices of Titan.

   Petrie Parkman determined from the enterprise reference value ranges implied by these multiples a composite enterprise reference value range of $275.0 million to $325.0 million. After deducting long-term debt and short-term debt from the composite enterprise reference value range and adding working capital to the composite enterprise reference value range and dividing by the diluted number of shares of Titan common stock outstanding, the resulting composite equity reference value range per share of Titan common stock was $4.49 to $5.74. Petrie Parkman noted that the actual price of Titan common stock on December 10, 1999, the last full trading day on the Nasdaq prior to the rendering of Petrie Parkman's opinion, was $3.88 per share.

   Capital Market Comparison - Titan. Using publicly available information, Petrie Parkman calculated market capitalization multiples of historical and projected discretionary cash flow for selected publicly traded companies with operating and financial characteristics comparable to Titan. Petrie Parkman also calculated enterprise value multiples of historical and projected EBITDAX, historical operating cash flow, and proved reserves for those companies. Multiples of projected discretionary cash flow and EBITDAX were based upon projected discretionary cash flow and EBITDAX published by equity research analysts. Petrie Parkman defined market capitalization for purposes of this analysis as market value of common equity. Petrie Parkman obtained the enterprise value of each company by adding the sum of its long-term and short-term debt to the sum of the market value of its common equity, the market value of its preferred stock and the book value of its minority interest in other companies and subtracting net working capital. For purposes of determining enterprise value, Petrie Parkman used the liquidation or book value, rather than market value, of each company's preferred stock if the preferred stock is not publicly traded.

   Petrie Parkman determined that the following companies, defined as the "Comparable Companies," were relevant to an evaluation of Titan based upon Petrie Parkman's view of the comparability to Titan of these companies' operating and financial characteristics:

 .  Barrett Resources                     .  Pioneer Natural Resources
 .  Belco Oil & Gas                       .  Range Resources Corporation
 .  Chesapeake Energy                     .  Swift Energy Company
 .  Cross Timbers Oil Company             .  Tom Brown, Inc.
 .  Louis Dreyfus Natural Gas Company     .  Unit Corporation
 .  Magnum Hunter Resources

   Based upon its judgment, Petrie Parkman determined that, with respect to Titan, the appropriate benchmark market capitalization multiples for latest twelve months through September 30, 1999 ("LTM") discretionary cash flow, 1999 estimated and 2000 estimated discretionary cash flow were in the range of 6.0 to 7.0x, 3.5 to 4.5x and 2.5 to 3.5x, respectively, and that the appropriate benchmarks for enterprise valuation multiples for LTM EBITDAX, 1999 estimated and 2000 estimated EBITDAX, LTM operating cash flow, and proved reserves were in the ranges of 7.5 to 8.5x, 6.5 to 7.5x, 5.0 to 6.0x, 5.5 to 6.5x, and $5.00 to $6.00, respectively. Petrie Parkman applied these benchmark multiples to Titan's LTM, 1999 estimated and 2000 estimated discretionary cash flow, and LTM, 1999 estimated, and 2000 estimated EBITDAX, LTM operating cash flow, and proved reserves. From the enterprise reference value ranges implied by these multiples, Petrie Parkman determined a composite enterprise reference value range under this method of $250.0 million to $300.0 million. After deducting long-term debt and short-term debt from the composite enterprise reference value range and adding net working capital to the composite enterprise reference value range and dividing by the diluted number of shares of Titan common stock outstanding, the composite equity reference value range per share of Titan common stock was $3.87 to $5.11. Petrie Parkman noted that the actual price of Titan common stock on December 10, 1999, the last full trading day on the Nasdaq prior to the rendering of Petrie Parkman's opinion, was $3.88 per share.

   Going Concern Analysis - Titan. Petrie Parkman projected the potential financial performance of Titan without giving effect to the merger for the five year period beginning on January 1, 2000 using Pricing Cases I, II, III and the Strip Case. Petrie Parkman prepared these projections utilizing information and projections prepared or provided by Titan management and additional assumptions based upon discussions with Titan management regarding potential future operating and financial performance. For each pricing case, Petrie Parkman evaluated two scenarios, a "Debt Repayment Case" and a "Capital Reinvestment Case" in which the principal variable was the utilization of cash flow in excess of budgeted capital expenditures. In the Debt Repayment Case, excess cash flow was assumed to be used to repay existing indebtedness or invested in short-term marketable securities. In the Capital Reinvestment Case, excess cash flow was assumed to be used for reserve additions at a finding and development cost of $4.75 per BOE, subject to an annual limitation of $50 million. Petrie Parkman calculated a range of terminal equity values by applying terminal multiples of 4.0x, 5.0x and 6.0x to projected 2004 discretionary cash flow and applied after-tax discount rates of 15.0% to 17.5% to terminal equity values. Throughout its analysis, Petrie Parkman utilized Titan's existing tax position.

   From the range of equity reference values implied by this analysis, Petrie Parkman determined a composite equity reference value range per share of Titan common stock outstanding of $3.50 to $4.25 for the Debt Repayment Case and $4.50 to $5.50 for the Capital Reinvestment Case.

   Implied Reference Value Ranges - Titan. The following is a summary of Titan's implied reference ranges of enterprise and equity values derived from Petrie Parkman's discounted cash flow analysis, comparable transaction analysis, capital market comparison, and going concern analysis.

                                   Enterprise Reference     Equity Reference      Equity Reference
                                       Value Range             Value Range             Value
Method of Analysis                     ($millions)             ($millions)          Range ($/Sh.)
-------------------------          --------------------     ----------------      -----------------
Discounted Cash Flow
  Case I                            $211.6   -   257.3      $121.0  -  166.7        $3.01  -  4.15
  Case II                           $246.2   -   298.6      $155.6  -  208.0        $3.87  -  5.18
  Case III                          $281.5   -   340.6      $190.9  -  250.0        $4.75  -  6.22
  Strip Pricing                     $243.3   -   292.3      $152.7  -  201.7        $3.80  -  5.02

Comparable Transactions Analysis
  Property Transaction Analysis     $310.0   -   371.4      $215.5  -  276.9        $5.36  -  6.89
  Company Transaction Analysis      $275.0   -   325.0      $180.4  -  230.4        $4.49  -  5.74

Capital Market Comparison           $250.0   -   300.0      $155.4  -  205.4        $3.87  -  5.11

Going Concern Analysis
  Debt Repayment Case               $235.2   -   265.3      $140.6  -  170.8        $3.50  -  4.25
  Capital Reinvestment Case         $275.4   -   315.5      $180.8  -  221.0        $4.50  -  5.50

   Discounted Cash Flow Analysis - The Permian Basin Business Unit. Petrie Parkman conducted a discounted cash flow analysis for the purpose of determining the equity reference value range of the Permian Basin business unit. Petrie Parkman calculated the net present value of estimates of future after-tax cash flows for the Permian Basin business unit oil and gas reserve assets based on the proved and additional reserve estimates referred to above and for its non-reserve assets utilizing information provided by Titan and Union Oil.

   Petrie Parkman evaluated the same four pricing scenarios and used the same operating and capital cost escalation assumptions that were used in the Titan Discounted Cash Flow Analysis.

   Applying discount rates of 10.0% to 12.5%, 12.5% to 15.0%, 15.0% to 17.5% and 30.0% to 40.0% to the after-tax cash flow estimates related to the proved developed producing, proved developed non-producing, proved undeveloped, probable and possible reserve categories, respectively, and assuming a carry-over of the Permian Basin business unit's existing tax positions, the discounted cash flow analysis indicated enterprise and equity reference value ranges of $247.1 million to $284.9 million for Pricing Case I, $298.0 million to $342.2 million for Pricing Case II, $348.9 million to $400.9 million for Pricing Case III, and $306.1 million to $348.2 million for the Strip Pricing Case.

   Comparable Transactions Analysis - The Permian Basin Business Unit. Petrie Parkman reviewed selected publicly available information on 32 oil and gas property acquisition transactions involving primarily Permian Basin and San Juan Basin assets that took place between January 1997 and December 1999. Petrie Parkman calculated purchase price multiples of equivalent proved reserves for the acquired assets in each transaction. The highest, average and lowest multiples of equivalent proved reserves for the Permian Basin and San Juan Basin transactions were $9.84, $4.66 and $2.07 per BOE, respectively. Based upon its judgment as to the similarity of the Permian business unit assets to the selected property acquisition transactions, Petrie Parkman determined that, with respect to the Permian Basin business unit, the appropriate benchmark multiples for equivalent proved reserves for Union Oil's Permian Basin and San Juan Basin assets were in the ranges of $3.75 to $4.50 per BOE. Petrie Parkman applied the benchmarks to the Permian Basin business unit corresponding proved reserves to yield asset reference value ranges for the Permian Basin business unit's reserves. Following adjustments for the Permian Basin business unit's non-reserve assets, Petrie Parkman determined an enterprise reference value range of $371.2 million to $447.3 million. After adding net working capital to the enterprise reference value range, the resulting equity reference value range of the Permian Basin business unit was $372.8 million to $448.9 million.

   In addition, Petrie Parkman reviewed the same selected publicly available information on the 25 company acquisition transactions and offers for control involving companies in the oil and gas exploration and production industry that were used in the Titan Company Acquisition Analysis.

   Using publicly available information, Petrie Parkman calculated purchase price of equity multiples of discretionary cash flow and total investment multiples of EBITDAX for the target company in each transaction. Petrie Parkman also calculated implied purchase price of reserves multiples of equivalent proved reserves and standardized measure of discounted future net cash flows ("SEC Value") for the target company in each transaction. The highest, average and lowest implied multiples in these transactions were as follows:

                                         Implied Multiples in Recent Transactions
                                         ----------------------------------------
                                         Highest        Average            Lowest
                                         -------        -------            ------
      Discretionary Cash Flow              20.0x           7.2x               1.9x
      EBITDAX                              23.6x           8.3x               2.5x
      Equivalent Proved Reserves ($/BOE)  $23.07          $8.04              $3.50
      SEC Value                             6.4x           1.7x               0.6x

   Based upon Petrie Parkman's view of the comparability of the Permian Basin business unit to the Target companies in the selected company acquisition transactions and offers for control, Petrie Parkman determined that, with respect to the Permian Basin business unit, the appropriate benchmark multiples for discretionary cash flow, EBITDAX, equivalent proved reserves, and SEC Value were in the ranges of 4.5 to 6.0x, 6.5 to 8.5x, $4.75 to $5.25 per BOE, and 1.6 to 2.1x, respectively. Petrie Parkman applied these benchmark multiples to the Permian Basin business unit's historical discretionary cash flow, EBITDAX, equivalent proved reserves, and SEC Value. Petrie Parkman determined from the enterprise reference value ranges implied by these multiples a composite enterprise reference value range of $350.0 million to $450.0 million. After adding net working capital to the composite enterprise reference value range, the resulting composite equity reference value range of the Permian Basin business unit was $351.6 million to $451.6 million.

   Capital Market Comparison - The Permian Basin Business Unit. Using publicly available information, Petrie Parkman calculated market capitalization multiples of historical and projected discretionary cash flow for selected publicly traded companies with operating and financial characteristics comparable to the Permian Basin business unit. Petrie Parkman also calculated enterprise value multiples of historical and projected EBITDAX, historical operating cash flow, proved reserves, and SEC Value for those companies. Multiples of projected discretionary cash flow and EBITDAX were based upon projected discretionary cash flow and EBITDAX published by equity research analysts. Petrie Parkman obtained the enterprise value of each company by adding the sum of its long-term and short-term debt to the sum of the market value of its common equity, the market value of its preferred stock and the book value of its minority interest in other companies and subtracting net working capital. For purposes of determining enterprise value, Petrie Parkman used the liquidation or book value, rather than market value, of each company's preferred stock if the preferred stock is not publicly traded.

   Petrie Parkman determined that the Comparable Companies were relevant to an evaluation of the Permian Basin business unit based upon Petrie Parkman's view of the comparability to the Permian Basin business unit of these companies' operating and financial characteristics.

   Based upon its judgment, Petrie Parkman determined that, with respect to the Permian Basin business unit, the appropriate benchmark market capitalization multiples for LTM discretionary cash flow, 1999 estimated and 2000 estimated discretionary cash flow were in the range of 6.0 to 7.0x, 3.5 to 4.5x and 2.5 to 3.5x, respectively, and that the appropriate benchmarks for enterprise valuation multiples for LTM EBITDAX, 1999 estimated and 2000 estimated EBITDAX, LTM operating cash flow, proved reserves, and SEC Value were in the ranges of 7.5 to 8.5x, 6.5 to 7.5x, 5.0 to 6.0x, 5.5 to 6.5x, $5.00 to $6.00 per BOE, and 1.6 to
2.1x, respectively. Petrie Parkman applied these benchmark multiples to the Permian Basin business unit's LTM, 1999 estimated and 2000 estimated discretionary cash flow, and LTM, 1999 estimated, and 2000 estimated EBITDAX, LTM operating cash flow, proved reserves, and SEC Value. From the enterprise reference value ranges implied by these multiples, Petrie Parkman determined a composite enterprise reference value range under this method of $350.0 million to $450.0 million. After adding net working capital to the composite enterprise reference value range, the composite equity reference value range of the Permian Basin business unit was $351.6 million to $451.6 million.

   Going Concern Analysis - The Permian Basin Business Unit. Petrie Parkman projected the potential financial performance of the Permian Basin business unit without giving effect to the merger for the five year period beginning on January 1, 2000 using Pricing Cases I, II, III and the Strip Case. Petrie Parkman prepared these projections utilizing selected information and projections prepared or provided by Titan management and additional assumptions based upon discussions with Titan management regarding potential future operating and financial performance. For each pricing case, Petrie Parkman evaluated two scenarios, a "Debt Repayment Case" and a "Capital Reinvestment Case" in which the principle variable was the utilization of excess cash flow. In the Debt Repayment Case, excess cash flow was assumed to be used to paydown debt or invested in short-term marketable securities. In the Capital Reinvestment Case, excess cash flow was assumed to be used for reserve additions at a finding and development cost of $4.75 per BOE, subject to an annual limitation of $50 million. Petrie Parkman calculated a range of terminal equity values by applying terminal multiples of 4.0x, 5.0x and 6.0x to projected 2004 discretionary cash flow and applied discount rates of 15.0% to 17.5% to terminal equity values. Throughout its analysis, Petrie Parkman utilized the Permian Basin business unit's existing tax position.

   From the range of equity reference values implied by this analysis, Petrie Parkman determined a composite equity reference value range for the Permian Basin business unit of $290 million to $320 million for the Debt Repayment Case and $350 million to $400 million for the Capital Reinvestment Case.

   Implied Reference Value Ranges - The Permian Basin Business Unit. The following is a summary of the Permian Basin business unit's implied reference ranges of enterprise and equity values derived from Petrie Parkman's discounted cash flow analysis, comparable transaction analysis, capital market comparison and going concern analysis.

                                    Enterprise Reference             Equity Reference
                                        Value Range                     Value Range
Method of Analysis                      ($millions)                     ($millions)
-------------------------------      -------------------            --------------------
Discounted Cash Flow
  Case I                              $247.1   -   284.9             $247.1   -   284.9
  Case II                             $298.0   -   342.2             $298.0   -   342.2
  Case III                            $348.9   -   400.9             $348.9   -   400.9
  Strip Pricing                       $306.1   -   348.2             $306.1   -   348.2

Comparable Transactions Analysis
  Property Transaction Analysis       $371.2   -   447.3             $372.8   -   448.9
  Company Transaction Analysis        $350.0   -   450.0             $351.6   -   451.6

Capital Market Comparison             $350.0   -   450.0             $351.6   -   451.6

Going Concern Analysis
  Debt Repayment Case                 $288.4   -   318.4             $290.0   -   320.0
  Capital Reinvestment Case           $348.4   -   398.4             $350.0   -   400.0

Reference Value Analyses Summary. The following is a summary of the Reference Value Analyses for both Titan and the Permian Basin business unit.

                                                      Permian Basin
                                   Titan               Business Unit          Contribution Summary
                             Enterprise Reference     Equity Reference   -----------------------------------
                                Value Range              Value Range                          Permian Basin
Methodology                    ($ millions)             ($ millions)          Titan %        Business Unit%
------------------------     -----------------       -----------------   ---------------     ---------------
Discounted Cash Flow
   Case I                    $121.0  -   166.7       $247.1  -   284.9   32.9%  -  36.9%     67.1%  -   63.1%
   Case II                   $155.6  -   208.0       $298.0  -   342.2   34.3%  -  37.8%     65.7%  -   62.2%
   Case III                  $190.9  -   250.0       $348.9  -   400.9   35.4%  -  38.4%     64.6%  -   61.6%
   Strip Pricing             $152.7  -   201.7       $306.1  -   348.2   33.3%  -  36.7%     66.7%  -   63.3%

Comparable Transactions
 Analysis
   Property Transaction      $215.5  -   276.9       $372.8  -   448.9   36.6%  -  38.1%     63.4%  -   61.9%
    Analysis
   Company Transaction       $180.4  -   230.4       $351.6  -   451.6   33.9%  -  33.8%     66.1%  -   66.2%
    Analysis

Capital Market Comparison    $155.4  -   205.4       $351.6  -   451.6   30.7%  -  31.3%     69.3%  -   68.7%

Going Concern Analysis
   Debt Repayment Case       $140.6  -   170.8       $290.0  -   320.0   32.7%  -  34.8%     67.3%  -   65.2%
   Capital Reinvestment      $180.8  -   221.0       $350.0  -   400.0   34.1%  -  35.6%     65.9%  -   64.4%
    Case

   The merger agreement provides that the Permian Basin business unit will not have any net working capital when acquired by Pure Resources. This adjustment does not have a material impact on Petrie Parkman's analysis nor does it change Petrie Parkman's opinion.

   Contribution Analysis. Petrie Parkman analyzed some projected operational and financial effects of the merger for the two-year period beginning January 1, 1999. Petrie Parkman calculated relative contributions to the combined company of reserves, production, EBITDAX, discretionary cash flow, and net income by Titan and the Permian Basin business unit. The analysis was based on historical financial data, Titan estimates and projections based on Titan management estimates as adjusted to reflect the assumptions underlying the Going Concern Analysis Debt Repayment Case for both Titan and the Permian Basin business unit. The following table sets forth the contribution Titan would be expected to make to the operational and financial results of the combined entity.

                              Titan Contribution
                           ------------------------
                              1999         2000
Measure                    (estimated)  (estimated)
-------                    ----------   ----------
12/31 Proved Reserves         44%          N/A
Production                    42%          38%
EBITDAX                       42%          33%
Discretionary Cash Flow       41%          34%
Net Income                    N/A          23%

   Pro Forma Merger Analysis. Petrie Parkman analyzed pro forma financial effects of the merger as of January 1, 2000 with operating projections based upon Titan management estimates as adjusted to reflect the assumptions underlying the Going Concern Analysis Debt Repayment Case using the Strip Pricing Case for both Titan and the Permian Basin business unit. In its analysis, Petrie Parkman used the exchange ratio, made assumptions about cost savings based on discussions with Titan management, and made assumptions about depreciation, depletion, and amortization expenses. This analysis indicated that the merger would be accretive to projected 2000 Titan earnings per share and accretive to projected 2000 discretionary cash flow. The analysis also indicated that the merger would result in a lower total debt to total book capitalization ratio than projected for Titan on a stand-alone basis as of December 31, 2000. The analysis also indicated that the merger would result in improved debt coverage, specifically projected 2000 EBITDAX to interest expense ratio and total debt to discretionary cash flow ratio, than for Titan on a stand-alone basis.

   The description set forth above constitutes a summary of the analyses employed and factors considered by Petrie Parkman in rendering its opinion to the Titan board. Petrie Parkman believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Petrie Parkman did not attribute any particular weight to any analysis considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis. Any estimates resulting from the analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth in this document. In addition, analyses based on forecasts of future results are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by these analyses. Estimates of reference values of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because the estimates are inherently subject to uncertainty and based upon numerous factors or events beyond the control of the parties and Petrie Parkman, Petrie Parkman cannot assure you that the estimates will prove to be accurate.

   No company used in the analysis of other publicly traded companies nor any transaction used in the analyses of comparable transactions summarized above is identical to Titan, the Permian Basin business unit or the merger. Accordingly, these analyses must take into account differences in the financial and operating characteristics of the selected publicly traded companies and differences in the structure and timing of the selected transactions and other factors that would affect the public trading values and acquisition values of the companies considered.

   Petrie Parkman, as part of its investment banking business, is continually engaged in the evaluation of energy-related businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Titan selected Petrie Parkman as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Petrie Parkman has in the past provided financial advisory services to Titan, including acting as an underwriter in a secondary offering of Titan common stock in June 1999 and assisting Titan in the sale of its Gulf of Mexico properties in May 1999, and has received customary fees for these services. In the ordinary course of business, Petrie Parkman or its affiliates may trade in the debt or equity securities of Titan or Unocal Corporation or Union Oil for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

No Appraisal Rights

   Holders of Titan common stock do not have dissenters' appraisal rights under Delaware law in connection with the merger.

Interests of Certain Persons in the Merger

   In considering the recommendation of the Titan board of directors with respect to the merger agreement, you should be aware that some members of the management of Titan and some members of the Titan board of directors, including those who are also officers of Titan, have interests in the merger that may be different from, or in addition to, the interests of the other stockholders of Titan generally.

   Severance and Retention Bonus Agreements. Each of nine current executive officers of Titan is a party to a Severance and Retention Bonus Agreement dated June 10, 1999 with a Titan subsidiary, which we refer to here as severance agreements. These agreements were approved by a unanimous vote of disinterested directors at a Titan board meeting on June 10, 1999. In the following discussion, we refer to the employees listed in the previous sentence collectively as the covered employees and to Messrs. Hightower, Staley, White, Woodard, Colwell and Moore collectively as the Titan named executive officers. The covered employees are eligible to receive severance benefits in the event of a qualifying termination of their employment on or within one year following a "change in control" of Titan, as that term is defined in the severance agreements.

   A covered employee who incurs a qualifying termination of employment will be entitled to receive a cash lump sum severance payment equal to three times his or her annual base salary and any bonuses or special incentive payments for the preceding twelve months plus other specified benefits. In the event the covered employee does not receive a payment upon a qualifying termination and the covered employee remains employed by Titan, any successor of Titan or any of their affiliates one year after the change in control, then the covered employee will be entitled to receive a cash lump sum retention bonus payment equal to three times his or her annual base salary, plus other specified benefits.

   The merger will be considered a "change of control" of Titan under each of the severance agreements. If the closing had occurred on December 1, 1999 and if each of the covered employees had incurred a qualifying termination of employment immediately following that date, the approximate amount of the cash severance payment, including any gross-up payment required by the severance agreement to offset fully the effect of any federal excise tax imposed on the payment, payable to the covered employees would have been approximately $7.8 million in the aggregate. The approximate amounts payable to each of the Titan named executive officers would have been $1,200,000 to Mr. Hightower, $975,000 to Mr. Staley, $1,087,000 to Mr. White, $907,000 to Mr. Woodard, $910,000 to Mr. Colwell and $909,000 to Mr. Moore. Titan's board of directors has determined that these amounts are to be paid to the covered employees upon closing of the merger if they enter into an agreement with Titan to apply a portion of the payments to any outstanding amounts they owe Titan and to execute a general release. The covered employees will receive the payments under the severance agreements regardless of whether or not they continue with Pure Resources.

   Employee Stock Options. Subject to consummation of the merger, under a new incentive plan of Pure Resources, described under "The Merger Agreement - Pure Resources 1999 Incentive Plan" on page 48, Jack D. Hightower has been granted, subject to the closing of the merger, options to purchase 1,300,000 shares of Pure Resources common stock at an exercise price of $9.30 per share and 500,000 shares of Pure Resources common stock at an exercise price per share equal to
1.25 times the average of the closing prices for a share of Titan common stock for the ten trading days prior to the closing of the merger, divided by
0.4302314. These grants and grants that have been made to some other current Titan employees under the new incentive plan as provided in the merger agreement are described under "The Merger Agreement - Pure Resources 1999 Incentive Plans.

   Pure Resources will also assume the employee stock option plans and arrangements of Titan. Each outstanding and unexercised option to purchase a share of Titan common stock issued under Titan's employee option plans will be converted into an option to purchase 0.4302314 shares of Pure Resources common stock at an exercise price equal to the exercise price immediately prior to the merger divided by 0.4302314, rounded to the nearest cent. Each assumed option will have the same terms and conditions that were applicable to the Titan stock options, except that, under existing stock option agreements, each will become fully vested on closing of the merger. As of April 14, 2000, options to purchase an aggregate of 1,067,743 shares of Titan common stock were outstanding.

   Employment Agreement. In connection with the merger, Pure Resources has entered into an employment agreement with Jack D. Hightower, with effectiveness conditioned on the merger, with a term of three years, with a rollover provision so that the term at all times is no less than two years. After the merger, Mr. Hightower will receive an annual salary of $480,000, plus business expenses and other specified benefits, for serving as Chief Executive Officer of Pure Resources. Mr. Hightower will also receive an annual bonus that will be at least $240,000, with the exact amount to be determined by the Compensation Committee of the Pure Resources board of directors. The employment also provides for the purchase by Pure Resources of life and disability insurance for Mr. Hightower.

   Pure Resources' employment agreement with Mr. Hightower will also include provisions regarding severance and retention that will provide that if he is terminated other than for cause or resigns as Chief Executive Officer of Pure Resources for good reason, Mr. Hightower's outstanding options will vest, he will receive three times the total of his annual salary plus his average annual bonus for the last three years, but not less than $240,000, with a gross-up payment to offset fully the effect of any federal excise tax imposed on the severance payment, and Pure Resources will take action to prevent automatic termination of his options as a result of the termination. In the event Mr. Hightower resigns his employment with Pure Resources other than for good reason, his non-vested options will expire without vesting and he will be entitled to a severance benefit equal to his total annual salary plus an amount, but not less than $240,000, equal to the average of prior three years' bonuses, with a gross-up payment to offset fully the effect of any federal excise tax imposed on the severance payment.

   A termination for good reason under the Mr. Hightower's employment agreement means:

   . Pure Resources' failure to comply with any material provision of the employment agreement which has not been cured within 60 working days after notice of the noncompliance has been given by him to Pure Resources;

   . a material change in the nature or scope of his duties from those engaged in by him immediately prior to the date of the employment agreement;

   . a reduction in his annual base salary from that provided to him in the employment agreement;

   . a material diminution in his eligibility to participate in or in the benefits provided him under any bonus, stock option or other incentive compensation plans or employee welfare and pension benefit plans, such as medical, dental, life insurance, retirement and long-term disability plans, from that provided him on the date of the employment agreement;

   . any required relocation outside of Texas, including any required business travel in excess of the greater of 90 days per year or the level of business travel of the employee for the year prior to the date of the employment agreement;

   . failure by him and Pure Resources, or its successor, to reach an agreement on or prior to a change of control of Unocal Corporation, which is Union Oil's parent, or Pure Resources as to the terms of his employment following the change of control, which terms are acceptable to him in his sole discretion; or

   . Union Oil's becoming the beneficial owner of 85% or more of Pure Resources' common stock or voting securities.

   New Severance Agreements. In the merger agreement, Pure Resources also agreed to enter into a new severance agreement with each executive officer of Titan who is to become an officer of Pure Resources upon consummation of the merger. The agreements will be in a form and on terms approved by the Chief Executive Officer and the Compensation Committee of the board of directors of Pure Resources. The agreements will provide that upon the occurrence of specified events to be determined by the board, the executive officers will receive a cash severance payment equal to the officer's annual salary and bonus multiplied by one, or by two in the case of Mr. Staley.

   Management Rights to Require Pure Resources to Purchase Stock. Mr. Hightower's employment agreement includes provisions under which Pure Resources grants Mr. Hightower a right that will permit him to require Pure Resources, at any time during the 90 days after the occurrence of any of the triggering events specified in the agreement, to purchase all or a portion of his shares of Pure Resources common stock that were either received in the merger in exchange for Titan stock held by him on December 1, 1999 or were purchased through stock option exercises. If Mr. Hightower either does not exercise the right in a situation other than in connection with a change of control of Pure Resources or Union Oil, or exercises the right with respect to only a portion of the shares, he can not later cause Pure Resources to purchase additional shares after another triggering event. Events that will trigger the rights include:

   . termination of his employment by Pure Resources without cause, as defined in the employment agreement;

   . termination of his employment for any reason at any time on or after the third anniversary of the closing of the merger;

   .   a change of control, as defined in the agreement, of Pure Resources;

   .   a change of control, as defined in the agreement, of Unocal;

   .   his death or disability;

   . his resignation from Pure Resources for good reason, as defined in the agreement; or

   . Union Oil's becoming the beneficial owner of 85% or more of Pure Resources' voting securities.

   The price at which Pure Resources will be required to purchase the applicable shares of Pure Resources common stock from Mr. Hightower will be a "per share net asset value" which generally means (a) 110% of the net equity value, as defined, in the proved reserves of Pure Resources, less (b) the funded debt of Pure Resources.

   The merger agreement also provides that the new severance agreements to be entered into by Pure Resources with the other Titan officers and one other person who is to become a Pure Resources officer, which are described above under " - Interests of Certain Persons in the Merger - New Severance Arrangements," will include rights similar to those of Mr. Hightower to require Pure Resources to purchase the officer's common stock. On December 31, 1999, when the trading price of Titan common stock was $5.44 per share, the pro forma "per share net asset value" of Pure Resources, calculated in accordance with the employment agreement and adjusted to a Titan equivalent price, was estimated at approximately $6.18. On a pro forma basis using a market price of $5.44 per share, Pure Resources would incur a non-cash expense of approximately $6.8 million per year for three years to amortize the deferred compensation recorded as a result of these arrangements. The amortization amounts will change quarterly based on relative changes in the net asset value and market value of Pure Resources shares. See Note 5 to "Unaudited Pro Forma Combined Financial Statements of Pure Resources" on page 64. See "Beneficial Ownership of Titan, Pure Resources and Pure Resources Post Merger" on page 86 for information concerning the number of shares of Pure Resources common stock that the officers of Titan will beneficially own after the merger.

   Board of Directors. Jack D. Hightower, George G. Staley and Herbert C. Williamson, III, current members of the Titan board, will be appointed to the Pure Resources board. For information about the benefits to be received by Pure Resources directors, see "Management of Pure Resources after the Merger - Compensation of Directors" on page 84. Mr. Hightower has entered into a stockholders voting agreement with Union Oil in which Union Oil has agreed to vote its shares of Pure Resources common stock to elect two persons designated Mr. Hightower. See "The Merger Agreement - Ancillary Agreements - Stockholders Voting Agreement" on page 46 for a discussion of the stockholders voting agreement.

   Indemnification of Titan Officers and Directors. Pure Resources has agreed to cause Titan to maintain all rights to indemnification with respect to matters occurring through the closing of the merger in favor of the directors and officers of Titan and its subsidiaries in accordance with the charter documents and bylaws and any indemnification agreement and to the fullest extent permitted under applicable law. The merger agreement also contemplates that Titan will procure director and officer liability insurance for these persons prior to the merger.

   Registration Rights Agreement. In the merger agreement, Pure Resources has agreed to deliver to Jack D. Hightower on or prior to the closing a registration rights agreement providing Mr. Hightower with the right to require Pure Resources on two separate occasions to register Pure Resources shares held by him under applicable securities laws, provided that the shares to be registered have an estimated aggregate offering price to the public of at least $10,000,000, or $20,000,000 on the first occasion. The registration rights agreement will also provide Mr. Hightower with piggyback registration rights that will give him the right to include his shares of Pure Resources common stock in registrations initiated by Pure Resources or any other holder of Pure Resources common stock.

                             THE MERGER AGREEMENT

     This section describes various material provisions of the merger agreement, as amended. Because the description of the merger agreement contained in this document is a summary, it does not contain all the information that is in the merger agreement. The merger agreement has been filed with the SEC as an exhibit to the registration statement of which this document is a part. We encourage you to read carefully the entire copy of the merger agreement, which we are incorporating by reference, before you decide how to vote. See "Where You Can Find More Information" on page 95 to find out how to get a copy of the merger agreement.

General

     In the merger, TRH, Inc., a newly formed, wholly-owned Delaware subsidiary of Pure Resources, will merge into Titan, with Titan continuing in existence as a wholly-owned subsidiary of Pure Resources and each issued and outstanding share of Titan common stock being converted into Pure Resources common stock as described below.

     Simultaneously with the merger, Union Oil will contribute and convey to Pure Resources or a subsidiary of Pure Resources substantially all of the properties and other assets and operations relating to Union Oil's Permian and San Juan Basins oil and gas exploration and production business, in exchange for 32,708,067 shares of Pure Resources common stock and the assumption by Pure Resources of substantially all of the liabilities relating to or associated with the contributed assets, which we refer to in this document as the Permian Basin business unit, or the business unit.

Contribution of Permian Basin Business Unit

     The assets that Union Oil will contribute and convey to a subsidiary of Pure Resources simultaneously with the closing of the merger are those associated with the business and operations of Union Oil and its subsidiaries relating to the exploration for and development and production of oil and gas onshore in the Permian Basin and the San Juan Basin, including some gas plants and gathering and transmission lines. The transfer to Pure Resources will exclude some assets that relate to Union Oil's business in these areas. These excluded assets include Union Oil's capital stock in Tom Brown, Inc. and Matador Petroleum Corporation, and all assets or properties of those corporations, all assets of Unocal Pipeline Company and a marketing arrangement with another Union Oil business division.

     The merger agreement generally provides that the operations of the Permian Basin business unit for periods prior to January 1, 2000 will be for the account of Union Oil and that operations on or after January 1, 2000 will be for the account of Pure Resources. Union Oil will contribute to Pure Resources any cash necessary to provide Pure Resources with the economic benefits and burdens of the Permian Basin business unit for the period between January 1, 2000 and the closing of the merger, plus the amount of legal suspense at the closing. Other than that cash and proceeds, if any, with respect to the exercise of preferential purchase rights, no cash will be contributed.

     At the closing Pure Resources will also assume all of the liabilities related to the Permian Basin business unit, excluding only the following:

     . any liabilities required by generally accepted accounting principles to be disclosed in the Permian Basin business unit's financial statements as of September 30, 1999 that were not disclosed in those financial statements;

     . any liability for trade payables arising out of the ownership and operation of the Permian Basin business unit prior to January 1, 2000;

     . any liability relating to payment of or failure to pay any royalty, overriding royalty, compensatory royalty, working interests or net profits interests prior to the closing date, other than liabilities relating to legal suspense amounts for royalties included in the business unit;

     . any liability for some employee matters for which Union Oil will indemnify Pure Resources under the merger agreement;

     . liabilities for taxes of Pure Resources or Union Oil, to the extent relating to the Permian Basin business unit, for periods prior to January 1, 2000;

     .   liabilities in respect of three pending litigation matters; and

     . liabilities related to the excluded assets which will not be transferred to Pure Resources by Union Oil.

Closing of the Merger; Effective Time of the Merger; Resulting Company

     Closing of the Merger. The parties expect that the closing of the merger will take place on the date of the special meeting if all conditions to closing have been satisfied or waived on that date. In any event, unless Titan and Union Oil agree otherwise, the closing of the merger will occur on or prior to the fifth business day after the date on which all closing conditions have been satisfied or waived.

     Effective Time of the Merger. Immediately following the closing, the parties will file a certificate of merger with the Delaware Secretary of State. Unless Titan and Union Oil agree otherwise, the merger will become effective at the time the certificate is duly filed with the Delaware Secretary of State.

     Resulting Company. Titan will become a wholly-owned subsidiary of Pure Resources as a result of the merger. The initial directors and senior executive officers of Pure Resources following the merger will be as described in "Management of Pure Resources after the Merger" on page 82. The certificate of incorporation and other governing instruments of Pure Resources will differ in some respects from those of Titan prior to the merger. See "Comparison of Stockholder Rights" on page 92.

Consideration to be Received in the Merger

     In the merger, without any action on the part of the Titan stockholders, each issued and outstanding share of Titan common stock, including the accompanying preferred stock purchase right under Titan's rights plan, will convert into 0.4302314 shares of Pure Resources common stock.

Assumption of Titan Stock Options

     Upon completion of the merger Pure Resources will assume each outstanding and unexercised option to purchase a share of Titan common stock issued under Titan's employee benefit plans. Each of these options will convert into an option to purchase 0.4302314 shares of Pure Resources common stock at an exercise price equal to the exercise price immediately prior to the merger divided by 0.4302314, rounded to the nearest cent. Each assumed option will have the same terms and conditions that were applicable to the Titan stock options, except that, under existing stock option agreements, each will become fully vested on closing of the merger. As of April 11, 2000, options to purchase an aggregate of 1,067,743 shares of Titan common stock were outstanding.

Exchange of Shares; Fractional Shares

     Exchange Agent. Pure Resources will appoint an exchange agent to effect the exchange of certificates representing shares of Titan common stock for certificates representing shares of Pure Resources common stock and cash to be paid instead of fractional shares. Pure Resources will deposit with the exchange agent, for the benefit of holders of Titan common stock, certificates representing Pure Resources common stock for conversion of shares as described above under "--Consideration to be Received in the Merger."

     Exchange of Shares. Promptly after the merger, the exchange agent will mail to each holder of certificates representing Titan common stock a letter of transmittal and instructions explaining how to surrender those certificates to the exchange agent.

     Titan stockholders who surrender to the exchange agent their stock certificates, together with properly completed and signed letters of transmittal and any other documents required by the instructions to the letter of transmittal, will receive Pure Resources common stock certificates representing the number of shares that they are entitled to in accordance with the exchange ratio, with checks representing the amount of cash being paid instead of fractional shares. Holders of unexchanged Titan stock certificates will not receive any dividends or other distributions made by Pure Resources after the merger until their stock certificates are surrendered. Upon surrender, however, subject to applicable laws, those holders will receive all dividends and distributions, if any, made on the related shares of Pure Resources common stock after the merger, less the amount of any withholding taxes, together with a check representing the amount of cash for fractional shares of Pure Resources common stock, in each case without interest. None of Pure Resources, the exchange agent or any other person will be liable to any former holder of Titan common stock for any amount delivered in good faith to a public official under applicable abandoned property, escheat or similar laws.

     You should not return your Titan stock certificates with the enclosed proxy card, and you should not forward your stock certificate to the exchange agent except with a signed letter of transmittal and any other documents that may be required by the exchange agent. We will provide you with letters of transmittal and accompanying instructions following the merger for use in exchanging your stock certificates.

     Fractional Shares. Pure Resources will not issue any fractional shares in the merger. Instead of fractional shares, holders of Titan common stock will receive in cash an amount determined by multiplying the amount of the fractional part of a share of Pure Resources common stock to which the holder is entitled by the closing trading price of a share of Pure Resources common stock on the first full trading day after the closing date of the merger. Pure Resources will not pay interest in connection with the exchange of fractional shares.

Conditions to the Merger

     Mutual Closing Conditions. The obligations of Titan, on the one hand, and Union Oil and Pure Resources, on the other, to effect the merger are subject to a number of conditions, including the following, unless waived:

     .   approval of the merger agreement by the Titan stockholders;

     . expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

     . absence of any proceeding pending or threatened to restrain, prohibit or obtain damages or other relief in connection with the merger agreement and the consummation of the actions it contemplates;

     . effectiveness of the registration statement of which this document is a part and the SEC's not issuing a stop order suspending effectiveness;

     . approval of the shares of Pure Resources common stock to be issued in the merger for listing on a national securities exchange or for designation as a national market system security on an interdealer quotation system of the National Association of Securities Dealers American;

     . accuracy as of the closing of the representations and warranties made by the other party to the extent specified in the merger agreement, subject to materiality thresholds of $20 million in aggregate value with respect to Titan and $35 million in aggregate value with respect to the Permian Basin business unit;

     . performance in all material respects by the other party of the obligations required to be performed by it at or prior to closing; and

     . receipt of a comfort letter from the other party's independent accountants regarding the other party's financial information in this document.

     Additional Condition to Titan's Obligations. The obligation of Titan to effect the merger is further subject to Titan's receipt of a written opinion of Thompson & Knight L.L.P. that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and/or a transfer of property to Pure Resources by the Titan stockholders governed by Section 351 of the Internal Revenue Code and no taxable gain or loss will be recognized by Titan's stockholders on the exchange of their common stock for Pure Resources common stock, except for cash paid instead of fractional shares.

     Additional Condition to Union Oil's and Pure Resources' Obligations. The obligation of Union Oil and Pure Resources to effect the merger is further subject to receipt of a reasonably satisfactory written opinion to the effect that the transfer of the Permian Basin business unit by Union Oil to Pure Resources and the assumption of the related liabilities by Pure Resources will not result in a taxable gain or loss to Union Oil or Pure Resources.

Representations and Warranties

     The merger agreement contains customary representations and warranties made by Union Oil, Pure Resources and TRH, Inc., on the one hand, and by Titan on the other hand. The material representations and warranties relate to:

     .   due organization and good standing;

     .   capital structure;

     .   corporate authorization to enter into the contemplated transaction;

     . governmental approvals required in connection with the contemplated transaction;

     .   financial statements;

     . absence of material changes, including changes which would have a material adverse effect, since September 30, 1999;

     .   absence of undisclosed material liabilities;

     .   tax matters;

     .   compliance with laws and court orders;

     .   litigation;

     .   employee matters;

     .   environmental matters;

     .   title to assets;

     .   status and operation of oil and gas properties;

     .   absence of brokers in connection with the merger; and

     .   hedging.

     The representations and warranties will not survive the closing of the merger.

Certain Covenants

     Interim Operations of Titan, Union Oil and Pure Resources. Each of Titan and Union Oil has agreed to restrict the activities of it and its subsidiaries until either the effective time or the termination of the merger agreement. Titan and its subsidiaries and, to the extent related to the Permian Basin business unit, Union Oil and its subsidiaries must conduct their business in the ordinary course consistent with past practice and to use their reasonable best efforts to preserve their properties and to preserve intact their business organizations and relationships with third parties. In addition, Titan has agreed not to conduct any business prior to the merger that would be prohibited following the merger under the business opportunities agreement described below in "-Ancillary Documents - Business Opportunities Agreement."

     The companies have also agreed to some specific restrictions prior to closing which are subject to exceptions described in the merger agreement. The following table summarizes the material restrictions:

                                                                                 Union Oil (to the
                                                                                extent applicable to
                                                                                 its Permian Basin
                         Restriction                                    Titan      Business Unit)
       ---------------------------------------------------------------------------------------------
       amending its organizational documents                              o
       ---------------------------------------------------------------------------------------------
       issuing or disposing of equity securities, options or other securities convertible into or exercisable for equity
          securities, except to a limited extent to employees or
          directors and except upon exercise of outstanding
          employee stock options                                          o
       ---------------------------------------------------------------------------------------------
       splitting, combining or reclassifying its capital stock or entering into any merger, liquidation or other significant
          transaction                                                     o
       ---------------------------------------------------------------------------------------------
       creating, incurring, guaranteeing or assuming indebtedness over specified amounts or mortgaging or pledging its
          assets or creating specified types of liens on its assets       o              *
       ---------------------------------------------------------------------------------------------
       redeeming or repurchasing its capital stock                        o
       ---------------------------------------------------------------------------------------------
       amending the terms of any outstanding stock options                o
       ---------------------------------------------------------------------------------------------
       making capital expenditures over specified amounts                 o              *
       ---------------------------------------------------------------------------------------------
       increasing employee compensation or benefits                       o
       ---------------------------------------------------------------------------------------------
       disposing of or (in Titan's case only) acquiring material
          assets, other than in the ordinary course of business           o              *
       ---------------------------------------------------------------------------------------------
       changing its accounting policies, except for changes
          required by GAAP                                                o              *
       ---------------------------------------------------------------------------------------------
       entering into or amending any contract, subject to
          ordinary course exceptions                                      o              *
       ---------------------------------------------------------------------------------------------
       entering into any hedging, swap fixed sale or purchase
          having a term of more than 90 days or other derivative
          contract                                                        o
       ---------------------------------------------------------------------------------------------
       taking any other action that would make any representation
          or warranty by it inaccurate in any material respect            o              *
       ---------------------------------------------------------------------------------------------

     In addition, Pure Resources has agreed not to take any action or allow any Pure Resources subsidiary to take any action other than as required by law or the merger agreement.

     Agreements as to Dividends. The merger agreement contains an agreement by Pure Resources that for three years following the merger it will not pay any dividend on the outstanding shares of Pure Resources common stock in cash or property, other than capital stock, in excess of $5,000,000 per year unless approved by a majority of the members of the board of directors of Pure Resources who are not affiliates of Union Oil. Titan has never paid any cash dividends on its common stock, and Titan's credit facility currently prohibits the payment of dividends in excess of $5 million per fiscal year.

Cross Indemnification

     Pure Resources has agreed to indemnify Union Oil and its affiliates, other than Pure Resources and its subsidiaries, and representatives for (a) all liabilities assumed by Pure Resources in connection with the contribution of the Permian Basin business unit, including all liabilities relating to the environmental condition of the Permian Basin business unit, and (b) all liabilities directly or indirectly related to Titan or its subsidiaries, in all cases whether or not the liabilities are due to the fault of the Union Oil indemnified parties. Pure Resources will assume all of the liabilities related to the Permian Basin business unit, excluding only those liabilities summarized under "The Merger Agreement -- Contribution of the Permian Basin Business Unit."

     Union Oil has agreed to indemnify Pure Resources, its subsidiaries and representatives for all liabilities arising out of or associated with the affairs or operations of Union Oil and any of its subsidiaries that were not assumed by Pure Resources, including liabilities:

     . required by GAAP to be disclosed in Union Oil's financial statements that were not disclosed;

     . for trade payables arising out of the ownership and operation prior to January 1, 2000 of the assets of Union Oil transferred to Pure Resources;

     . relating to payment of or failure to pay royalties prior to the closing of the merger;

     .   for taxes relating to periods prior to January 1, 2000; and

     .   for identified legal proceedings.

     Pure Resources and Union Oil will not have to indemnify a party if the indemnified party has received insurance payments for the liability and the payment has not been offset through a matching deductible or premium adjustment.

Tax Matters

     Union Oil has agreed to pay and be responsible for all ad valorem and similar taxes on the Permian Basin business unit, as well as severance or other taxes imposed upon any of its assets, including production, apportioned to the period ending on December 31, 1999. Pure Resources has agreed to pay and be responsible for all such taxes apportioned to the period beginning January 1, 2000.

     Union Oil and Titan have agreed to use their reasonable efforts to cause the merger to qualify as a "reorganization" under Section 368(a) of the Internal Revenue Code and as a transfer of property to Pure Resources by the stockholders of Titan governed by Section 351 of the Internal Revenue Code and to cause Union Oil's contribution of the Permian Basin business unit to qualify for treatment under Section 351(a) of the Internal Revenue Code. Union Oil and Pure Resources have also agreed not to take any action that would cause the transactions not to qualify for the intended tax treatment.

     If the transfer of the Permian Basin business unit to Pure Resources does not qualify under Section 351(a) of the Internal Revenue Code as a result of a final determination applicable to Union Oil's federal income tax return for the year of the merger, Pure Resources has agreed it will amend its prior year tax returns to the extent allowed by law to take into account the larger deductions resulting from an adjusted, or "stepped-up," tax basis of the Permian Basin business unit.

     Pure Resources has agreed to pay Union Oil an amount equal to the realized actual cash reduction in taxes resulting from any stepped-up tax basis. At Pure Resources' option, Pure Resources may make such payments in either cash or Pure Resources common stock, with the number of shares to be determined by dividing the amount of the payment by the average of the closing trading prices for the Pure Resources common stock for the twenty trading days previous to the date of payment. The parties have agreed to treat all such payments as adjustments to the purchase price for federal income tax purposes. The parties believe that the possibility of any such payment is remote.

Other Acquisition Proposals

     Titan has agreed that it and its subsidiaries and their officers, directors, employees and advisers will not take action to solicit or encourage an offer for an alternative acquisition transaction involving Titan of a nature defined in the merger agreement. Restricted actions include engaging in discussions or negotiations with any potential bidder, or providing information relating to Titan or its subsidiaries or affording access to their properties, books or records to a potential bidder. The merger agreement permits these actions in response to an unsolicited bona fide offer so long as prior to doing so: (1) the Titan board determines in good faith, after receiving advice from Petrie Parkman & Co., that the other offer represents a financially superior transaction and (2) the Titan board determines in its good faith judgment that it is necessary to do so to comply with its fiduciary duty to stockholders, after receiving the advice of outside legal counsel.

     Titan must keep Union Oil informed of the identity of any potential bidder and the terms and status of any offer or other solicitation or contact that might lead to an acquisition proposal.

     Union Oil has agreed that neither it nor any of its representatives will solicit, initiate or knowingly encourage any offer or proposal for a merger or business combination of Pure Resources or the acquisition of the Permian Basin business unit or any substantial equity interest in Pure Resources.

Termination

     Prior to the merger, the merger agreement may be terminated:

     .   by mutual written consent of Titan and Union Oil;

     .   by either Titan or Union Oil if:

            (1) the merger is not consummated by May 31, 2000, so long as failure to close is not due to a material breach of the merger agreement by the party seeking to terminate;

            (2) there is a legal prohibition to closing the merger; or

            (3) the Titan stockholders fail to approve the merger;

     .   by Titan if:

            (1) the Titan board determines that proceeding with the merger would be inconsistent with its fiduciary obligations due to a superior proposal (in which case it would be required to pay to Union Oil a termination fee as described below); or

            (2) Union Oil or Pure Resources breaches any of its agreements in the merger agreement or if any representation or warranty of Union Oil becomes untrue, subject to materiality exceptions, where the conditions to the merger agreement would not be satisfied, and the breach is not cured within 30 days;

     .   by Union Oil if:

          (1) Titan breaches any of its agreements in the merger agreement or if any representation or warranty of Titan becomes untrue, subject to materiality exceptions, where the conditions to the merger agreement would not be satisfied, and the breach is not cured within 30 days; or

          (2) the Titan board withdraws, modifies or changes its approval or recommendation of the merger, or does not recommend that the Titan stockholders not tender their shares in a qualifying third-party tender offer or exchange offer for Titan capital stock.

Termination Fees

     Termination Fees Payable by Titan. Titan has agreed to pay Union Oil a cash termination fee of $7.5 million in any of the following circumstances:

     . Union Oil terminates the merger agreement because the Titan board has withdrawn, modified or changed its approval or recommendation of the merger or has failed to recommend that the Titan stockholders not tender their shares in a qualifying tender offer or exchange offer for Titan capital stock;

     . Titan terminates the merger agreement because of a superior acquisition proposal; or

     . Union Oil terminates the merger agreement as a result of Titan's breach of any of its agreements or representations in the merger agreement and within six months Titan consummates or enters into an agreement for an acquisition proposal or any person or group acquires more than 50% of the Titan voting capital stock.

Merger Costs; Other Expenses

     All costs and expenses incurred in connection with the merger agreement and related transactions will be paid by the party incurring them, except that the reasonable out-of-pocket expenses incurred by Union Oil and its subsidiaries in connection with the merger, other than financial advisory fees, shall be deemed to have been incurred by Pure Resources unless the merger agreement is terminated. In the event the merger agreement is terminated, Titan will pay one-half of all expenses relating to this proxy statement/prospectus and the related registration statement and all SEC and other regulatory filing fees incurred in connection with those matters or the Hart-Scott-Rodino Antitrust Improvements Act of 1976, except that each party will pay its own legal expenses, and in any event Union Oil and Titan will pay the fees and expenses of their own financial advisors. Titan paid the $45,000 Hart-Scott-Rodino filing fee on behalf of Jack D. Hightower. The combined company expects to incur approximately $11.6 million of nonrecurring business combination costs related to the merger, including approximately $7.8 million payable under severance and retention bonus agreements, and otherwise primarily related to Titan's investment banking expenses, legal and accounting fees, financial printing expenses and other related charges.

Amendment; Extension and Waiver

     Amendment. Subject to the next sentence, the parties may amend the merger agreement at any time with the consent of the Titan board and the Union Oil board. If the merger agreement has been approved by the Titan stockholders, then it can be amended subsequently without obtaining any further stockholder approval only to the extent permitted by law.

     Extension and Waiver. At any time prior to the completion of the merger, each of Titan and Union Oil may, to the extent permitted by law, grant the other party additional time to perform its obligations under the merger agreement or waive compliance with any agreements or conditions for the benefit of the waiving party.

Stock Exchange Listing

     Titan and Union Oil have agreed in the merger agreement to use their reasonable best efforts to cause the shares of Pure Resources common stock to be issued in the merger to be approved for listing on a national securities exchange or for designation as a national market system security on an interdealer quotation system of the National Association of Securities Dealers American prior to the merger. Pure Resources' common stock has been approved for listing on the New York Stock Exchange, subject to consummation of the merger.

Ancillary Agreements

     Other agreements were either executed at the time of the execution of the merger agreement and made effective as of and conditioned upon the closing of the merger, or will be executed in connection with the closing of the merger. This section describes the material provisions of the ancillary documents that have not been described in "The Merger - Interests of Certain Persons in the Merger."

     Stockholders Voting Agreement. Pure Resources, Union Oil and Jack D. Hightower have entered into a stockholders voting agreement, effective as of and conditioned upon the closing of the merger, in which Union Oil and Mr. Hightower have agreed to vote their shares of Pure Resources capital stock to cause two persons designated by Mr. Hightower, up to five persons designated by Union Oil, and one person agreed upon by Union Oil and Mr. Hightower to be elected to Pure Resources' board of directors. Under the agreement, Hightower will vote to elect to the Pure Resources board (a) five designees of Union Oil, if Union Oil owns greater than 50% of Pure Resources' common stock; (b) four designees of Union Oil, if Union Oil owns greater than 35% but not more than 50% of Pure Resources' common stock; or (c) two designees of Union Oil, if Union Oil owns greater than 10% but not more than 35%.

     Union Oil will have the right to approve the nomination of the directors designated by Mr. Hightower, other than Mr. Hightower himself, which approval
may not be unreasonably withheld.   No more than two of the persons designated
by Union Oil under the agreement may be affiliates of Union Oil.   In the event
that Union Oil is entitled to designate three or more persons under the agreement, one of the Union Oil affiliates designated must be approved by Mr. Hightower, and any non-Union Oil affiliate designated must be approved by Mr. Hightower. In each case Mr. Hightower's approval may not be unreasonably withheld. The merger agreement contemplates that initially the board will consist of seven directors, but the stockholders voting agreement provides that if Union Oil and Mr. Hightower choose an eighth director prior to the merger, the board will initially consist of eight directors.

     The stockholders voting agreement will terminate if Union Oil and its affiliates beneficially own less than 10% of the outstanding common stock of Pure Resources or Mr. Hightower ceases to be the Chief Executive Officer of Pure Resources.

     Non-Dilution Agreement.   Pure Resources and Union Oil entered into a non-
dilution agreement, effective as of and conditioned upon the closing of the merger, that provides Union Oil with the right to maintain its percentage ownership of Pure Resources. If Pure Resources issues capital stock, other than common stock issued under board-approved incentive plans, for cash or credit, Union Oil will have the right to purchase or subscribe for the number or amount of such capital stock equal to its ownership percentage of Pure Resources, up to 65.4%, at the same price at which the capital stock is being issued. Pure Resources must provide Union Oil with notice of an issuance subject to this preemptive right at least 10 days prior to the issuance and, if Union Oil elects to exercise the right, it must do so in such a way as not to delay pricing and closing of the issuance. The preemptive right given by Pure Resources will terminate if unexercised within 10 days after receipt of the notice of the issuance of the capital stock.

     If Pure Resources issues any capital stock in exchange for property other than cash or credit, Union Oil will have the right to purchase from Pure Resources the additional number of shares of capital stock necessary to enable Union Oil to maintain its ownership percentage in Pure Resources, up to 65.4%. Pure Resources must give Union Oil written notice of the issuance not later than 20 days prior to such issuance, and Union Oil will have 30 days from the date of the issuance to elect to exercise its rights by giving written notice to Pure Resources. The cash price per share to be paid by Union Oil for the additional shares of capital stock will be the market trading price per share of Pure Resources common stock at the time of the issuance or in the case of other capital stock, as determined in good faith by the Pure Resources board of directors.

     Shares of Pure Resources common stock issued to Union Oil under the non-dilution agreement will be entitled to the benefit of the Registration Rights Agreement described below under "- Ancillary Agreements - Registration Rights Agreement." Pure Resources also has agreed that if shares are issued because of the non-dilution agreement, Pure Resources will cause those shares to be listed for trading or quotation on any securities exchanges or quotation systems on which the securities of that class are then listed for trading or quotation.

     Business Opportunities Agreement.   In a business opportunities agreement
among Union Oil, Pure Resources, Titan and TRH, Inc., effective as of and conditioned upon the closing of the merger, Pure Resources and Titan have agreed that following consummation of the merger, except with the consent of Union Oil, which it may withhold in its sole discretion, Pure Resources and its subsidiaries will not engage in any business other than the E&P Business, as defined in the business opportunities agreement, and will not pursue any business opportunity that involves any direct or indirect ownership interest in any properties located outside of a designated area that includes all of Kansas, New Mexico and Oklahoma, portions of southern and southeastern Colorado and western Arkansas and onshore Texas, except for areas of East Texas. For purposes of the agreement, "E&P Business" means generally the oil and gas exploration, exploitation, development and production business, and it does not include the oilfield service business. In the business opportunities agreement, Pure Resources and Titan have agreed that effective upon the merger, they will have no interest or expectancy in any business opportunity that does not consist exclusively of the E&P Business within the designated areas. The provisions described in this paragraph will terminate when Union Oil no longer owns at least 35% of the ordinary voting power for the election of Pure Resources directors.

     Pure Resources and Titan also have agreed in the business opportunities agreement that Union Oil, its affiliates, its board designees under the stockholders voting agreement described above in " - Ancillary Agreements - Stockholders Voting Agreement" and companies in which Union Oil has an interest, which participate with Union Oil or of which a board designee is a director, officer or employee shall not be restricted by the relationship between Union Oil and Pure Resources or otherwise from engaging in any business even though it is in competition with the business or activities of Pure Resources or its subsidiaries, so long as their actions do not conflict with specified standards of conduct, which are summarized below. The business opportunities agreement does not affirmatively restrict Union Oil's business activities, including within the designated areas.

     The parties also have agreed in the business opportunities agreement that, as long as the activities of Union Oil, its affiliates or board designees or other related companies are conducted in accordance with the specified standards, which are summarized in the next paragraph:

     . Union Oil, its affiliates or board designees or other related companies will not have to offer Pure Resources or any of its subsidiaries any business opportunity;

     . Pure Resources and Titan will have no interest or expectancy in any business opportunity pursued by Union Oil, its affiliates and board designees and related companies; and

     . Pure Resources and Titan have waived any claim that any business opportunity pursued by Union Oil, its affiliates or board designees or any related company constitutes a corporate opportunity of Pure Resources or any of its subsidiaries that should have been presented to Pure Resources.

     The standards specified in the business opportunities agreement generally provide that Union Oil, its affiliates and board designees and related companies must conduct their businesses through the use of their own personnel and assets and not with the use of any personnel or assets of Pure Resources. The business opportunities agreement will not allow a board designee of Union Oil to usurp a corporate opportunity solely for his or her personal benefit, as opposed to pursuing, for the benefit of Union Oil, an affiliate or Union Oil or any related company, an opportunity in accordance with the specified standards.

     Registration Rights Agreement. Pure Resources entered into a registration rights agreement with Union Oil, effective as of and conditioned upon the closing of the merger. The registration rights agreement provides that at any time and from time to time after 120 days following the closing date of the merger, but no more than one time in a twelve month period, Union Oil will have the right to require Pure Resources to effect a Securities Act registration of all or a portion of the Pure Resources common stock owned by Union Oil. If Union Oil demands registration of less than all of the Pure Resources shares it owns, the portion must be at least (a) 4,300,000 shares, as adjusted for any stock dividends, splits or otherwise, or (b) shares having an estimated aggregate offering price to the public of at least $50 million, whichever is lower. The registration rights agreement also provides Union Oil with piggyback registration rights, which give Union Oil the right to include shares of Pure Resources common stock held by it in registrations initiated by Pure Resources or by any other holder of Pure Resources' common stock.

     The registration rights agreement provides for customary indemnities by Pure Resources in favor of persons including shares in a registration covered by the registration rights agreement, and by such persons in favor of Pure Resources, with respect to information to be included in the relevant registration statement. Pure Resources will bear the reasonable costs of registering and offering for sale any Pure Resources common stock offered in a registration covered by the registration rights agreement, including costs and expenses of Union Oil's counsel not to exceed $50,000 per registration. Union Oil will pay all applicable underwriting discounts and commissions.

     Voting Agreement. In connection with the merger agreement, Jack D. Hightower and Union Oil entered into a voting agreement in which Mr. Hightower agreed to support the merger. Among other things, Mr. Hightower agreed that until the merger or the termination of the merger agreement:

     .   he will maintain his ownership of Titan stock;

     . he will not initiate, solicit or encourage any other offer or proposal for a merger or business combination of Titan, any substantial equity interest in Titan or a substantial portion of Titan's assets, or discuss or negotiate competing transactions;

     .   he will vote his Titan stock in favor of approval of the merger;

     . he will vote his Titan stock against any combination proposal or other matter that may interfere or be inconsistent with the merger, unless Union Oil requests that he not vote; and

     . if requested by Union Oil, he will not attend and will not vote his Titan stock at any annual or special meeting of stockholders at which a competing transaction is being considered.

     Other Agreements. Other employment agreements and severance agreements to be entered into in connection with the merger are described under "The Merger - Interests of Certain Persons in the Merger" on page 34.

Stockholder Rights Plan

     Under Titan's Rights Agreement dated as of June 10, 1999, as amended, between Titan and First Union National Bank, as Rights Agent, Titan has issued one right to purchase its Series A Junior Participating Preferred Stock for every outstanding share of Titan's common stock. The merger will not cause a triggering event to occur under the rights agreement and the agreement will cease to have effect once the merger is complete. Pure Resources does not have a rights agreement and has no present intention to adopt a stockholder rights plan. However, the Pure Resources board could do so without stockholder approval at any future time.

Pure Resources 1999 Incentive Plan

     In connection with the merger agreement, Pure Resources' board of directors adopted, and Union Oil as sole stockholder of Pure Resources approved, the Pure Resources 1999 Incentive Plan. The plan provides that Pure Resources may grant awards of Pure Resources common stock under the Pure Resources 1999 Incentive Plan. The awards under the Pure Resources 1999 Incentive Plan include:

     .   stock options that do not qualify as incentive stock options under
         Section 422 of the Internal Revenue Code;

     .   stock appreciation rights, or "SARs";

     .   cash awards;

     .   stock awards; and

     .   performance awards.

These awards, other than cash awards, may be settled in shares of restricted or unrestricted common stock of Pure Resources.

     The number of shares of Pure Resources common stock that may be subject to outstanding awards under the Pure Resources 1999 Incentive Plan at any one time is equal to twelve percent of the total number of outstanding shares of Pure Resources common stock, treating as outstanding all shares of Pure Resources common stock issuable within 60 days upon conversion or exchange of outstanding, publicly traded convertible or exchangeable securities of Pure Resources, minus the total number of shares of Pure Resources common stock subject to outstanding awards under any other stock-based plan for employees or directors of Pure Resources. Upon consummation of the merger, the number of shares authorized under the Pure Resources 1999 Incentive Plan will be 6,055,125. The number of shares authorized under the Pure Resources 1999 Incentive Plan and the number of shares subject to an award under the Pure Resources 1999 Incentive Plan will be adjusted for stock splits, stock dividends, recapitalizations, mergers, and other changes affecting the capital stock of Pure Resources.

     The board of directors of Pure Resources or any committee designated by it will administer the Pure Resources 1999 Incentive Plan. After the merger, Pure Resources intends to have its Compensation Committee administer the plan. The Compensation Committee will have broad discretion to administer the Pure Resources 1999 Incentive Plan, interpret its provisions and adopt policies for implementing the Pure Resources 1999 Incentive Plan.

     In connection with the merger agreement, the board of directors of Pure Resources granted stock options to purchase Pure Resources common stock to the current executive officers of Titan, and to other persons who will be executive officers of Pure Resources, under the Pure Resources 1999 Incentive Plan, subject to forfeiture if the merger does not occur and/or such person does not become an employee of Pure Resources. The options granted are described in the following table:

                                                 Number of           Exercise
                                         Shares of Pure Resources      Price
                                               Common Stock             Per     Expiration
               Name                          Underlying Options        Share       Date
-------------------------------------    ------------------------    --------   ----------
Jack D. Hightower                                1,300,000 (1)        $ 9.30    12/13/2009
                                                   500,000 (1)            (2)   12/13/2009

George G. Staley                                   200,000 (1)        $ 9.30    12/13/2009
                                                   100,000 (1)            (2)   12/13/2009

William K. White                                   135,000 (3)        $ 9.30    12/13/2009
                                                    40,000 (3)            (2)   12/13/2009

Rodney L. Woodard                                  125,000 (3)        $ 9.30    12/13/2009
                                                    40,000 (3)            (2)   12/13/2009

Dan P. Colwell                                     125,000 (3)        $ 9.30    12/13/2009
                                                    40,000 (3)            (2)   12/13/2009

Thomas H. Moore                                    125,000 (3)        $ 9.30    12/13/2009
                                                    40,000 (3)            (2)   12/13/2009

Total Current Titan Executive Officer            2,385,000 (4)        $ 9.30    12/13/2009
 Group                                             915,000 (4)            (2)   12/13/2009

Total Non-Titan Group                              125,000 (3)        $ 9.30    12/13/2009
                                                    75,000 (3)            (2)   12/13/2009

____________________

(1) Options become exercisable with respect to one-third of the shares covered thereby on the first anniversary of grant, one-third on the second anniversary of grant and the balance on the third anniversary of grant.

(2)  The exercise price for these premium options shall be an amount equal to
     1.25 times the average of the closing prices for a share of Titan common stock for each of the ten trading days prior to the closing of the merger, divided by .4302314 (which is the exchange ratio).

(3) Options become exercisable with respect to one-fourth of the shares covered thereby on the first anniversary of grant, one-fourth on the second anniversary of grant, one-fourth on the third anniversary of grant and the balance on the fourth anniversary of grant.

(4) All options other than those of Mr. Hightower and Mr. Staley vest one-fourth per year.

                               MARKET PRICE DATA

     Titan's common stock is listed on the Nasdaq National Market under the symbol "TEXP." The following table sets forth, for the periods indicated, the high and low reported sales price per share for Titan's common stock.

                                                                            High            Low
                                                                            ----            ---
Fiscal Year Ended December 31, 1998
      First Quarter..................................................    $   9 5/8       $   6 11/16
      Second Quarter.................................................        9 1/2           7 1/2
      Third Quarter..................................................        9 1/8           5 1/2
      Fourth Quarter.................................................        8 15/16         5 3/8

Fiscal Year Ended December 31, 1999
      First Quarter..................................................    $   7 3/16      $   4 3/8
      Second Quarter.................................................        5 15/16         4 5/16
      Third Quarter..................................................        6 1/16          4 5/8
      Fourth Quarter.................................................        5 7/16          3

Fiscal Year Ended December 31, 2000
      First Quarter..................................................    $   5 1/4       $   3 1/4
      Second Quarter (through April 17, 2000)........................    $   5 1/4       $   4 1/2

     On December 13, 1999, the trading day before the public announcement of the signing of the merger agreement, the last reported sales price on the Nasdaq National Market of Titan common stock was $3.88 per share. On April 17, 2000, the most recent practicable date prior to the printing of this document, the last reported sales price of Titan common stock was $4.63 per share. As of April 17, 2000, there were 149 holders of record and approximately 3,000 beneficial owners of record of Titan's common stock. Titan has never paid any cash dividends on its common stock, and Titan's credit facility currently prohibits the payment of dividends in excess of $5 million per fiscal year.

     No market information is available for the common stock of Pure Resources since there is no established trading market for it. Pure Resources' common stock has been approved for listing on the New York Stock Exchange under the symbol "PRS", subject to consummation of the merger. Pure Resources has never paid dividends on its common stock.

     After the merger, Pure Resources intends to retain its cash to support the growth of its business. Any future cash dividends would depend on future earnings, capital requirements and Pure Resources' financial condition and other factors deemed relevant by Pure Resources' board of directors. In addition, in the merger agreement Pure Resources has agreed that for a period of three years following the merger, it will not pay any dividend in cash or property other than capital stock in excess of $5 million per year on Pure Resources common stock unless approved by a majority of the board of directors of Pure Resources who are not affiliates of Union Oil.

                        PURE RESOURCES AFTER THE MERGER

     The following section provides information on the business and properties of Pure Resources on a pro forma basis giving effect to the contribution of the Permian Basin business unit by Union Oil to Pure Resources, the assumption of the related liabilities by Pure Resources and the consummation of the merger, as well as the disposition by Titan of selected operating assets in 1999. The historical information of Titan included in this section includes any amounts attributable to the disposed assets. You should read the following discussion together with the information relating to the Permian Basin business unit and Titan included or incorporated by reference in this document.

Overview

     Pure Resources will be an independent energy company engaged in the acquisition, exploitation, development and exploration of oil and gas properties located in the Permian Basin of West Texas and southeastern New Mexico, the San Juan Basin of northwestern New Mexico, the Brenham Dome area of south central Texas and the central Gulf Coast region of Texas.

     Following the merger, Pure Resources' strategy will be to grow its reserves, production and net income per share by:

     . identifying acquisition opportunities that provide significant development and exploratory drilling potential,

     .   exploiting and developing its reserve base,

     .   pursuing exploration opportunities for oil and gas reserves,

     . capitalizing on advanced technology to identify, explore and exploit projects, and

     .   emphasizing a low overhead and operating cost structure.

     Pure Resources anticipates that the combined company's capital expenditure
budget for 2000 will be approximately $80 million to $100 million.   Titan's and
the Permian Basin business unit's individual capital expenditure budgets for 2000 were each in the $50 million range. The combination of the two companies may result in Pure Resources' not spending the total of each company's individual budget during 2000.

     As of December 31, 1999, on a pro forma basis, Pure Resources had proved reserves of approximately 71.8 MMBbls of oil and condensate and 585.7 Bcf of gas, or an aggregate of 1,016.6 Bcfe, with an SEC 10% present value of $865.9 million. On a pro forma basis, Pure Resources' properties had an average reserve life of approximately 11.8 years and, of Pure Resources' proved reserves, 58% were natural gas and 81% were classified as proved developed.

     As of December 31, 1999, on a pro forma basis, Pure Resources operated over 2,100 gross productive wells (over 1,700 net productive wells), which represented over 76% of its total proved SEC 10% present value as of such date. Pure Resources' emphasis on acting as operator of properties in which it has an interest enables it to manage expenses, capital allocation and other aspects of development and exploration.

     Pure Resources' proved oil and gas properties are located in more than 100 fields/areas in the Permian Basin, San Juan Basin and Brenham Dome area. Approximately 82% of Pure Resources' SEC 10% present value of total proved reserves is concentrated in 23 Permian Basin fields/areas and the San Juan Basin. The Permian Basin is characterized by complex geology with numerous known producing horizons and provides significant opportunities to increase reserves, production and ultimate recoveries through development, exploratory and horizontal drilling, recompletions, secondary and tertiary recovery methods and use of 3-D seismic and other advanced technologies.

     Following the merger, Pure Resources' executive offices will be located at 500 West Texas, Suite 200, Midland, Texas 79701, and its telephone number will be (915) 498-8600.

Oil and Natural Gas Reserves

     The following table summarizes the estimates of Titan's and the Permian Basin business unit's historical, and Pure Resources' pro forma net proved oil and gas reserves and Pure Resources' pro forma discounted present values of these reserves, as of December 31, 1999. The proved oil and gas reserve information represents only estimates. The estimates of Titan's reserves are based primarily on reports prepared by an independent petroleum engineer as of December 31, 1999. The estimates of the Permian Basin business units reserves are based on reports as of December 31, 1999 prepared internally by petroleum engineers employed by Union Oil. The estimates were calculated using oil and gas prices as of December 31, 1999. See "Information Concerning Permian Basin Business Unit -- Estimates of Oil and Gas Reserve Information" on page 76 for more information regarding these kinds of estimates. The SEC 10% present value and standardized measures of discounted future net cash flows shown in the table are not intended to represent the current market value of the estimated oil and gas reserves owned.

                                                 Proved Reserve Data as of December 31, 1999
                             ------------------------------------------------------------------------------
                                 Historical                     Pure Resources Pro Forma
                             -----------------  -----------------------------------------------------------
                                      Permian
                                       Basin                                10%        10%
                                      Business    Pure                    Present    Present   Standardized
 Primary Operating Areas      Titan     Unit    Resources     %            Value     Value %     Measure
-------------------------    -------  --------  ---------   -----        ---------   -------   ------------
                                                      (dollars in thousands)
Equivalent MMcfe:
Permian Basin............    415,827   424,914    840,741    82.7%       $ 746,416      86.2%
San Juan Basin...........         --   155,953    155,953    15.3%          94,847      11.0%
South Texas..............     19,858        --     19,858     2.0%          24,657       2.8%
                             -------  --------  ---------   -----        ---------   -------
   Total.................    435,685   580,867  1,016,552   100.0%       $ 865,920     100.0%  $    638,454
                             =======  ========  =========   =====        =========   =======   ============
Oil - MBbls:
Permian Basin............     31,052    39,474     70,526    98.2%
San Juan Basin...........         --       508        508      .7%
South Texas..............        778        --        778     1.1%
                             -------  --------  ---------   -----
   Total.................     31,830    39,982     71,812   100.0%
                             =======  ========  =========   =====
Gas - MMcf:
Permian Basin............    229,515   188,070    417,585    71.3%
San Juan Basin...........         --   152,905    152,905    26.1%
South Texas..............     15,190        --     15,190     2.6%
                             -------  --------  ---------   -----
   Total.................    244,705   340,975    585,680   100.0%
                             =======  ========  =========   =====

Productive Wells and Acreage

Productive Wells

     The following table sets forth, for Titan and the Permian Basin business unit historically and for Pure Resources on a pro forma basis, productive wells as of December 31, 1999:

                                                                 Permian Basin        Pure Resources
                                           Historical Titan      Business Unit          Pro Forma
                                          -----------------     ---------------     -----------------
                                          GROSS         NET     GROSS      NET      GROSS        NET
                                          -----         ---     -----     -----     -----       -----
Oil...................................    2,001         692     1,066       713     3,067       1,405
Gas...................................      673         260       476       305     1,149         565
                                          -----         ---     -----     -----     -----       -----
Total Productive Wells................    2,674         952     1,542     1,018     4,216       1,970
                                          =====         ===     =====     =====     =====       =====

     Productive wells consist of producing wells and wells capable of production, including gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Wells that are completed in more than one producing horizon are counted as one well.

Acreage Data

     Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves. A gross acre is an acre in which an interest is owned. A net acre is deemed to exist when the sum of fractional ownership interests in gross acres equals one. The number of net acres is the sum of the fractional interests owned in gross acres expressed as whole numbers and fractions thereof. The following table sets forth the approximate developed and undeveloped acreage in which Titan or the Permian Basin business unit historically, or Pure Resources on a pro forma basis, held a leasehold mineral or other interest as of December 31, 1999.

                                        Developed Acres          Undeveloped Acres          Total Acres
                                      -------------------       -------------------    ---------------------
                                       Gross        Net          Gross        Net        Gross         Net
                                      -------     -------       -------     -------    ---------     -------
  Historical Titan................    206,000      76,000       727,000     424,000      933,000     500,000
  Permian Basin business
     unit.........................    129,000     122,000       176,000     166,000      305,000     288,000
  Pure Resources
     Pro Forma....................    335,000     198,000       903,000     590,000    1,238,000     788,000

Drilling Activities

     The following table sets forth, for Titan and the Permian Basin business unit historically and for Pure Resources on a pro forma basis, drilling activity on their respective properties for 1998, 1997 and 1996.

                                       Year Ended December 31,
                                -------------------------------------
                                    1999         1998         1997
                                -----------  -----------  -----------
                                Gross  Net   Gross  Net   Gross  Net
                                -----  ----  -----  ----  -----  ----
Exploratory Wells:
-----------------
Titan Historical:
   Productive.................   10.0   3.9    8.0   3.6    2.0   1.0
   Nonproductive..............    9.0   4.5    3.0   2.5    2.0   1.8
                                 ----  ----   ----  ----   ----  ----
       Total..................   19.0   8.4   11.0   6.1    4.0   2.8
                                 ====  ====   ====  ====   ====  ====
Permian Basin business unit:
   Productive.................    1.0   1.0    3.0   1.0    1.0   1.0
   Nonproductive..............    2.0   2.0     --    --     --    --
                                 ----  ----   ----  ----   ----  ----
       Total..................    3.0   3.0    3.0   1.0    1.0   1.0
                                 ====  ====   ====  ====   ====  ====
Pure Resources Pro Forma:
------------------------
   Productive.................   11.0   4.9    8.0   2.6    3.0   2.0
   Nonproductive..............   11.0   6.5    3.0   2.5    2.0   1.8
                                 ----  ----   ----  ----   ----  ----
       Total..................   22.0  11.4   11.0   5.1    5.0   3.8
                                 ====  ====   ====  ====   ====  ====
Development Wells:
-----------------
Titan Historical:
   Productive.................   16.0  12.0   22.0  18.8   48.0  17.2
   Nonproductive..............     --    --    4.0   3.7    6.0   4.5
                                 ----  ----   ----  ----   ----  ----
       Total..................   16.0  12.0   26.0  22.5   54.0  21.7
                                 ====  ====   ====  ====   ====  ====
Permian Basin business unit:
   Productive.................   27.0  14.5   37.0  18.0   17.0  15.0
   Nonproductive..............     --    --    1.0   1.0     --    --
                                 ----  ----   ----  ----   ----  ----
       Total..................   27.0  14.5   38.0  19.0   17.0  15.0
                                 ----  ----   ====  ====   ====  ====
Pure Resources Pro Forma:
   Productive.................   43.0  26.5   55.0  34.2   65.0  32.2
   Nonproductive..............     --    --    3.0   3.0    6.0   4.5
                                 ----  ----   ----  ----   ----  ----
       Total..................   43.0  26.5   58.0  37.2   71.0  36.7
                                 ====  ====   ====  ====   ====  ====

Net Production, Unit Prices and Costs

     The following table presents selected information with respect to oil and gas production, prices and costs attributable to all oil and gas property interests owned by Titan and the Permian Basin business unit historically and Pure Resources on a pro forma basis.

                                                              Year Ended December 31, 1999
                                                          -------------------------------------
                                                                         Permian       Pure
                                                          Historical     Basin       Resources
                                                            Titan     Business Unit  Pro Forma
                                                          ----------  -------------  ----------
Production:
   Oil and condensate (MBbls)...........................       2,272          3,659       5,855
   Gas (MMcf)...........................................      23,190         28,899      50,856
      Total (MMcfe).....................................      36,822         50,853      85,986

Average sales price per unit (a):
   Oil and condensate (per Bbl).........................     $ 16.22        $ 17.66     $ 17.17
   Gas (per Mcf)........................................     $  1.68        $  1.68     $  1.68
      Total (per Mcfe)..................................     $  2.06        $  2.23     $  2.16

Expenses per Mcfe:
Production costs, excluding production and other taxes..     $  0.51        $  0.63     $  0.57
Production and other taxes..............................     $  0.17        $  0.17     $  0.17
General and administrative costs........................     $  0.21        $  0.15     $  0.17
Depletion, depreciation and amortization expenses.......     $  0.52        $  0.66     $  0.57

____________
     (a) Reflects results of hedging activities, if any.

Hedging

     Pure Resources' use of hedging contracts to reduce its sensitivity to oil and gas price volatility will be subject to a number of risks. If Pure Resources does not produce reserves at the rates it estimates due to inaccuracies in the reserve estimation process, operational difficulties or regulatory limitations, Pure Resources would be required to satisfy obligations it may have under fixed price sales and hedging contracts on potentially unfavorable terms without the ability to hedge that risk through sales of comparable quantities of its own production. The terms under which Pure Resources will enter into fixed price sales and hedging contracts will be based on assumptions and estimates of numerous factors, including transportation costs to delivery points. Substantial variations between the assumptions and estimates Pure Resources will use and actual results Pure Resources will experience could adversely affect Pure Resources' anticipated profit margins and its ability to manage the risks associated with fluctuations in oil and gas prices. Additionally, fixed price sales and hedging contracts limit the benefits Pure Resources will realize if actual prices rise above the contract prices. Hedging contracts are also subject to the risk that the counter-party may not be able or willing to perform its obligations. Pure Resources will not assume any hedging contracts in the merger from Union Oil or the Permian Basin business unit. Pure Resources may enter into hedging arrangements with Enron Capital & Trade Resources Corp., an affiliate of Enron Corp., which directly or through affiliates holds 8.5% of Titan's common stock, but will only do so if Enron Capital offers terms which are equivalent to or better than those offered by unaffiliated third parties. Following the merger, Enron Corp. directly or through its affiliates will hold less than five percent of Pure Resources' outstanding common stock.

Pure Resources Financing

     Titan currently has a $250 million secured revolving credit line subject to a borrowing base. The borrowing base is subject to redetermination annually each April by the lenders based on certain proved oil and gas reserves and other assets of Titan. At the April 1999 redetermination, Titan's borrowing based decreased from $200 million to $175 million as a result of property sales and declining commodity prices. At December 31, 1999, the outstanding principal balance was $89 million, the available capacity was approximately $86 million and the weighted average interest rate was 6.54%. Pure Resources has begun the process of obtaining a new credit facility to replace the Titan credit facility. Although no specific terms of the new credit facility are known, Pure Resources will seek to obtain a $400 to $500 million credit facility.

Acquisitions

     Pure Resources' strategic plan includes the acquisition of additional reserves, including through subsequent business combination transactions. Pure Resources may not be able to consummate future acquisitions on favorable terms. Additionally, future acquisitions may not achieve favorable financial results.

     Acquisitions may require substantial financial expenditures that will need to be financed through cash flow from operations or future debt and equity offerings by Pure Resources. Pure Resources may not be able to acquire companies or oil and gas properties using its equity as currency. In the case of cash acquisitions, Pure Resources may not be able to generate sufficient cash flow from operations or obtain debt or equity financing sufficient to fund future acquisitions or reserves.

     Although Pure Resources' management will review and analyze the properties that it will acquire, such reviews are subject to uncertainties. The acquisition of producing properties will involve an assessment of several factors, including recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond Pure Resources' control. These assessments are necessarily inexact, and it is generally not possible to review in detail every individual property involved in an acquisition. However, even a detailed review of all properties may not reveal all existing structural and environmental problems. Pure Resources will generally assume preclosing liabilities, including environmental liabilities, and will generally acquire interests in oil and gas properties on an "as is" basis. In addition, volatile oil and gas prices will make it difficult for Pure Resources to accurately estimate the value of producing properties for acquisition and may cause disruption in the market for oil and gas producing properties. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploration projects. Pure Resources will not be able to assure that its acquisitions will achieve desired profitability objectives.

Operating Risks

     The nature of the oil and gas business involves operating hazards such as well blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks. Any of these operating hazards could result in substantial losses to Pure Resources.

     In addition, Pure Resources may be liable for environmental damages caused by previous owners of property purchased by Pure Resources or its predecessors. As a result, substantial liabilities to third parties or governmental entities may be incurred. The payment of these amounts could reduce or eliminate the funds available for exploration, development or acquisitions. These reductions in funds could result in a loss of Pure Resources' properties.

     In accordance with customary industry practices, Pure Resources will maintain insurance against some, but not all, of such risks and losses. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on the financial position and results of operations of Pure Resources.

Government Regulation

     Pure Resources' business will be subject to foreign, federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, oil and gas, as well as environmental and safety matters. Many of these laws and regulations have become stricter in recent years. These laws and regulations often impose greater liability on a larger number of potentially responsible parties.

             UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF
                                PURE RESOURCES

     The unaudited pro forma combined financial statements have been prepared to assist in the analysis of the financial effects of the proposed merger of a wholly-owned subsidiary of Pure Resources with and into Titan and the related transactions. Under the terms of the merger agreement, Union Oil will contribute the assets and liabilities of its Permian Basin business unit, which is an operating unit of Union Oil, to a newly-formed subsidiary, Pure Resources, in exchange for common stock of Pure Resources. Pure Resources' wholly-owned subsidiary, TRH, Inc., will merge with and into Titan with Titan stockholders receiving approximately 34.6% of Pure Resources' common stock in exchange for the outstanding Titan shares. Consequently, Pure Resources will account for the transaction as a purchase of Titan. The unaudited pro forma combined financial statements have been prepared as if the merger had taken place on December 31, 1999, with respect to the unaudited combined balance sheet and as of January 1, 1999, with respect to the unaudited pro forma combined statement of operations. The unaudited pro forma combined statement of operations also reflect the sales of selected operating assets of Titan as if they were sold on January 1, 1999.

     The unaudited pro forma financial statements and related notes are presented for illustrative purposes only. If the merger had occurred in the past, Pure Resources' financial position or operating results might have been different from those presented in the unaudited pro forma information. The unaudited pro forma information should not be relied upon as an indication of the financial position or operating results that Pure Resources would have achieved if the merger and the asset sales had taken place at the dates specified. You should also not rely on the unaudited pro forma information as an indication of the future results that Pure Resources will achieve after the merger. In addition, future results may vary significantly from the results reflected in the accompanying unaudited pro forma combined financial statements because of normal production declines, changes in product prices, future acquisitions and divestitures and other factors.

     The following unaudited pro forma combined financial statements and related notes should be read in conjunction with the financial statements and related notes of the Permian Basin business unit included in this document and the consolidated financial statements of Titan incorporated by reference in this document.

                                Pure Resources
                  Unaudited Pro Forma Combined Balance Sheet
                               December 31, 1999
                                (in thousands)

                                                                                                                Pure
                                                                    Permian                                   Resources
                                                                     Basin                                    Pro Forma
                                                                 business unit     Titan      Adjustments     Combined
                                                                 -------------   ---------    -----------    ----------
                   ASSETS
Current assets:
   Cash and cash equivalents................................     $          --   $   1,310                   $    1,310
   Accounts receivable:
       Oil and gas..........................................                --      10,365                       10,365
       Other................................................                --         252                          252
   Inventories..............................................                --         732                          732
Prepaid expenses and other current assets...................                --         549                          549
                                                                 -------------   ---------                   ----------
          Total current assets..............................                --      13,208                       13,208
                                                                 -------------   ---------                   ----------

Property, plant and equipment, at cost:
   Oil and gas properties, using the
   successful efforts
       method of accounting:
       Proved properties....................................           827,340     345,349   (153,265) (b)    1,019,424
       Unproved properties..................................             3,841      13,438     10,000  (b)       27,279
   Accumulated depletion, depreciation and amortization.....          (539,371)   (128,686)   128,686  (b)     (539,371)
                                                                 -------------   ---------                   ----------
                                                                       291,810     230,101                      507,332
                                                                 -------------   ---------                   ----------
Other property and equipment, net...........................                --       4,188         (8) (b)        4,180
Deferred income taxes.......................................                --      20,612      8,397  (b)           --
                                                                                              (29,009) (c)
Deferred compensation (Note 5)..............................                --          --     20,466  (d)       20,466
Other assets................................................             2,880         689       (274) (b)        3,295
                                                                 -------------   ---------                   ----------
                                                                 $     294,690   $ 268,798                   $  548,481
                                                                 =============   =========                   ==========

          LIABILITIES AND EQUITY

Current liabilities:
   Accounts payable and accrued liabilities:
       Trade................................................     $          --   $   7,858                   $    7,858
       Accrued interest.....................................                --         959                          959
       Other................................................                --       8,303                        8,303
                                                                 -------------   ---------                   ----------
          Total current liabilities.........................                --      17,120                       17,120
                                                                 -------------   ---------                   ----------

Long-term debt..............................................                --      90,000     11,610  (b)      101,610
Other liabilities...........................................            18,355         827                       19,182
Deferred income taxes.......................................            73,711          --    (29,009) (c)       44,702
Common Stock subject to repurchase (Note 5).................                --          --     55,995  (d)       55,995
Equity:
   Preferred Stock..........................................                --          --                           --
   Common Stock.............................................                --         440        327  (a)          500
                                                                                                 (267) (b)
   Additional paid-in capital...............................                --     285,265    202,297  (a)      318,101
                                                                                             (133,932) (b)
                                                                                              (35,529) (d)
   Treasury stock, at cost..................................                --     (25,764)    25,764  (b)           --
   Notes receivable -- officers and employees...............                --      (8,729)                      (8,729)
   Accumulated deficit......................................                --     (90,361)    90,361  (b)           --
   Owner's net investment...................................           202,624          --   (202,624) (a)           --
                                                                 -------------   ---------                   ----------
          Total equity......................................           202,624     160,851                      309,872
                                                                 -------------   ---------                   ----------

                                                                 $     294,690   $ 268,798                   $  548,481
                                                                 =============   =========                   ==========

  See accompanying notes to unaudited pro forma combined financial statements

                                Pure Resources
             Unaudited Pro Forma Combined Statement of Operations
                         Year ended December 31, 1999
                     (in thousands, except per share data)

                                                             Permian                                               Pure
                                                              Basin                                             Resources
                                                            business               Assets                       Pro Forma
                                                              unit      Titan       Sold         Adjustments     Combined
                                                            --------   --------   --------       -----------    ---------
Revenues:
   Gas sales..............................................  $ 48,633   $ 38,866   $ (2,156)                     $  85,343
   Oil sales..............................................    64,613     36,851       (950)                       100,514
   Other operating revenues...............................       880         --         --                            880
                                                            --------   --------   --------                      ---------
       Total revenues.....................................   114,126     75,717     (3,106)                       186,737
                                                            --------   --------   --------                      ---------

Expenses:
   Oil and gas production (Note 6)........................    32,268     18,643     (1,566)                        49,345
   Production and other taxes.............................     8,579      6,116        (59)                        14,636
   General and administrative (Note 6)....................     7,836      7,771       (745)                        14,862
   Amortization of deferred compensation (Note 5).........        --      5,049         --         1,773  (d)       6,822
   Exploration and abandonment............................     5,232     11,049       (383)                        15,898
   Depletion, depreciation and amortization...............    33,393     19,222     (1,570)       (2,103) (e)      48,942
   Impairment of long-lived assets........................       345     31,783    (25,900)                         6,228
                                                            --------   --------   --------                      ---------

       Total expenses.....................................    87,653     99,633    (30,223)                       156,733
                                                            --------   --------   --------                      ---------

       Operating income (loss)............................    26,473    (23,916)    27,117                         30,004
                                                            --------   --------   --------                      ---------

Other income (expense):
   Equity in net loss of affiliates.......................        --       (182)       115                            (67)
   Interest income........................................        --        102         --                            102
   Interest expense.......................................        --     (7,320)        --         1,344  (f)      (5,976)
   Gain (loss) on sale of assets..........................        --      1,344         --                          1,344
   Other..................................................        --      1,629       (541)                         1,088
                                                            --------   --------   --------                      ---------

       Income (loss) before income taxes..................    26,473    (28,343)    26,691                         26,495

Income tax (expense) benefit..............................    (8,685)    20,069         --       (20,658) (g)      (9,274)
                                                            --------   --------   --------                      ---------

       Net income (loss)..................................  $ 17,788   $ (8,274)  $ 26,691                      $  17,221
                                                            ========   ========   ========                      =========

       Net income (loss) per share........................             $   (.22)                                $     .34
                                                                       ========                                 =========

       Net income (loss) per share - assuming dilution....             $   (.22)                                $     .33
                                                                       ========                                 =========

Weighted average common shares outstanding................               38,038                                    50,000
                                                                       ========                                 =========

  See accompanying notes to unaudited pro forma combined financial statements

                                PURE RESOURCES
          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                               December 31, 1999

Note 1.   Basis of Presentation

     The unaudited pro forma combined financial statements have been prepared to reflect the proposed merger of TRH, Inc., a wholly owned subsidiary of Pure Resources, with and into Titan, with Pure Resources (a wholly-owned subsidiary of Union Oil prior to the transaction) resulting as the parent of Titan, all as provided in the agreement and plan of merger described elsewhere herein. Under the terms of the merger agreement, Union Oil will contribute the assets and liabilities of its Permian Basin business unit to a newly-formed subsidiary, Pure Resources, in exchange for common stock of Pure Resources. Pure Resources' wholly-owned subsidiary, TRH, Inc., will merge with and into Titan with Titan stockholders receiving 34.6% of Pure Resources' common stock in exchange for the outstanding Titan shares. Consequently, Pure Resources will account for the transaction as a purchase of Titan. The unaudited pro forma combined financial statements have been prepared as if the merger had taken place on December 31, 1999 with respect to the unaudited combined balance sheet and as of January 1, 1999 with respect to the unaudited pro forma combined statement of operations. The unaudited pro forma combined statement of operations also reflect the sales of selected operating assets of Titan as if they were sold on January 1, 1999.

     Following is a description of the individual columns included in these unaudited pro forma combined financial statements:

     Permian Basin business unit. Represents the balance sheet as of December 31, 1999 and results of operations for the year ended December 31, 1999 of substantially all of Union Oil's Permian Basin and San Juan Basin oil and gas properties which, taken together, is the predecessor of Pure Resources.

     Titan. Represents the consolidated balance sheet as of December 31, 1999 and the consolidated results of operations for the year ended December 31, 1999 of Titan.

     Assets Sold. Represents the reversal of the operations of the assets sold ("Assets Sold") by Titan during the year ended December 31, 1999 as if such sales had taken place on January 1, 1999. The Assets Sold are primarily comprised of two dispositions: (a) the $71.3 million sale for cash of Titan's Gulf of Mexico properties in May 1999 and (b) the $5.4 million sale for cash of Titan's Gulf Coast properties in April 1999. See Titan's Form 10-K for the year ended December 31, 1999 for additional details regarding the Assets Sold. See "Where You Can Find More Information" on page 95.

Note 2.   Pro Forma Entries

     (a) To record the effects of the capitalization of Pure Resources by the Permian Basin business unit assets and liabilities being contributed to Pure Resources. Pure Resources will issue 32,709,067 shares of $.01 par value common stock to Union Oil.

     (b) To record the effect of Pure Resources' issuing a total of 17,290,933 shares of $.01 par value common stock to the stockholders of Titan at an exchange ratio of .4302314 shares of Pure Resources common stock for each outstanding share of Titan common stock. Additionally, the purchase price reflects the issuance by Pure Resources of 459,377 options to purchase Pure Resources common stock, which were valued at their estimated fair value using the Black-Scholes option pricing model (the weighted average estimated fair value price was $3.39), in exchange for the outstanding options of Titan. The share price for Pure Resources common stock issued was $8.86 per share. The Pure Resources share price was derived from taking the average of the Titan common stock closing price, adjusted for the exchange ratio, on the announcement date of the proposed merger and the closing price one day prior and subsequent to the announcement date. Shares and options subject to marketability restrictions (1,859,970 shares and 33,141 options) were valued at a discounted share price (80% of market). This transaction has been treated as a purchase of Titan by Pure Resources.

                                PURE RESOURCES
    NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS - continued
                               December 31, 1999

     The preliminary purchase price (actual purchase price is not expected to differ materially from the preliminary purchase price) has been calculated as follows (in thousands):

          Pure Resources common stock                       $149,947
          Pure Resources stock options                         1,559
          Estimated costs of Titan severance agreements        7,800
          Estimated acquisition costs                          3,810
                                                            --------
          Purchase price                                    $163,116
                                                            ========

     The following is the breakdown of the preliminary purchase price allocation (actual purchase price allocation is not expected to differ materially from the preliminary purchase price) and the related adjustments to the historical amounts of Titan (in thousands):

                                                                                                      Purchase
                                                                 Historical                            Price
                                                                   Amounts        Adjustments        Allocation
                                                                 ----------       -----------        ----------
          Current assets, excluding cash and cash equivalents    $   11,898                          $   11,898
          Proved oil and gas properties, net                        216,663       (24,579)   (i)        192,084
          Unproved oil and gas properties                            13,438        10,000   (ii)         23,438
          Other property, plant and equipment                         4,188            (8)  (iii)         4,180
          Deferred tax asset                                         20,612         8,397   (iv)         29,009
          Other assets                                                  689          (274)  (iii)           415
          Current liabilities                                       (17,120)                            (17,120)
          Long-term debt                                            (90,000)      (11,610)   (v)       (101,610)
          Other liabilities                                            (827)                               (827)
          Common stock                                                 (440)          267   (vi)           (173)
          Additional paid-in-capital                               (285,265)      133,932   (vi)       (151,333)
          Treasury stock                                             25,764       (25,764)  (vii)             -
          Notes receivable - officers and employees                   8,729                               8,729
          Accumulated deficit                                        90,361       (90,361)  (viii)            -
                                                                 ----------                          ----------
          Cash                                                   $   (1,310)                         $   (1,310)
                                                                 ==========                          ==========

____________________
               (i) To adjust proved oil and gas properties, net of accumulated depletion, to fair value based on reserve studies less the excess of fair value over the allocated purchase price.
               (ii) To adjust unproved oil and gas properties to fair value based on management's estimate of market values.
               (iii)  To adjust various other assets to fair value.
               (iv) To adjust deferred taxes as a result to the purchase price allocation.
               (v) Record the estimated transaction costs ($3.8 million) and costs for amounts payable under Titan's existing severance and retention bonus agreements ($7.8 million); for additional details and terms see Note 5.
               (vi) To adjust the for the value of the Pure Resources common stock and options issued in the Merger.
               (vii) To eliminate the Titan treasury stock in accordance with the terms of the Merger.
               (viii) To eliminate Titan's historical accumulated deficit.

   (c)  To properly classify the deferred income taxes.

                                PURE RESOURCES
    NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS - continued
                               December 31, 1999

     (d) To record deferred compensation and common stock subject to rights to require a purchase in connection with agreements between Pure Resources and the officers of Pure Resources specified in the merger agreement which allow the officers to require Pure Resources to purchase their shares of common stock for an amount determined by reference to a calculated net asset value. The officers will have the right to require Pure Resources to purchase the shares after three years upon termination or earlier under other specified circumstances. The associated deferred compensation is amortized over a three-year period. See Note 5 for additional information.

     (e) To adjust depletion and depreciation expense to reflect the allocated purchase price of Titan's property and equipment.

     (f) To adjust interest expense for (a) the application of the net sales proceeds from the Assets Sold to reduce Titan's long-term debt and (b) the incurrence of long-term debt to fund the payments of the severance agreements and transaction costs. The net sales proceeds were $74.0 million and the weighted average interest rate was 7.00%, which reduced interest expense approximately $2.2 million. The payments to fund the severance agreements and transaction costs of approximately $11.6 million increased interest expense by $.8 million.

     (g)  To adjust income tax expense.

Note 3.   Income Taxes

     Pure Resources accounts for income taxes as provided in Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."

Note 4.   Supplemental Oil and Gas Reserve Information

     The following unaudited pro forma combined supplemental information regarding the oil and gas activities of Pure Resources is presented pursuant to the disclosure requirements promulgated by the Securities and Exchange Commission and Statement of Financial Accounting Standards No. 69, "Disclosures About Oil and Gas Producing Activities". The pro forma combined reserve information is presented as if the merger and Assets Sold had occurred on January 1, 1999.

     Management emphasizes that reserve estimates are inherently imprecise and subject to revision and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available; such changes could be significant.

                                PURE RESOURCES
    NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS - continued
                               December 31, 1999

Quantities of oil and gas reserves

     Set forth below is a pro forma summary of the changes in the net quantities of oil and condensate and natural gas reserves for the year ended December 31, 1999.

                                               Oil and    Natural
                                             Condensate     Gas
                                               (MBbls)     (MMcf)
                                             ----------   -------

          Total Proved Reserves:
            Balance, January 1, 1999             60,504   630,516
            Revisions of previous estimates      14,960   (36,272)
            Purchase of minerals-in-place         1,056     8,285
            Sales of minerals-in-place               (2)      (28)
            Extensions and discoveries            1,149    34,035
            Production                           (5,855)  (50,856)
                                             ----------   -------

            Balance, December 31, 1999           71,812   585,680
                                             ==========   =======

          Proved Developed Reserves:
            January 1, 1999                      49,387   492,884
            December 31, 1999                    60,599   458,852


Standardized measure of discounted future net cash flows

     The pro forma combined standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of oil and gas reserves less estimated future expenditures (based on year-end costs) to be incurred in developing the reserves. Future income taxes are calculated by comparing discounted future cash flows to the tax basis of oil and gas properties, plus available carryforwards and credits, and applying the current tax rate to the difference.

                                                           December 31,
                                                               1999
                                                          --------------
                                                          (in thousands)
Future:
   Cash inflows                                           $   2,763,862
   Production costs                                          (1,102,075)
   Development costs (a)                                       (121,142)
   Future income taxes                                         (427,364)
                                                          --------------
      Future net cash flows                                   1,113,281
10% annual discount for estimated timing of cash flows         (474,827)
                                                          --------------
Standardized measure of discounted net cash flows         $     638,454
                                                          =============

_______________
     (a)  Includes dismantlement and abandonment costs of $34.9 million.

                                PURE RESOURCES
     NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS-continued
                               December 31, 1999

Changes relating to the standardized measure of discounted future net cash flows

          The principal sources of the change in the pro forma combined standardized measure of discounted future net cash flows for the year ended December 31, 1999 are as follows (in thousands):

  Standardized measure, beginning of year                $ 352,302
     Extensions and discoveries less related costs          40,908
     Changes in estimated future development costs         (20,114)
     Revisions of previous quantity estimates               47,042
     Net change in income taxes                           (176,211)
     Net change in prices and production costs             425,203
     Sales, net of production costs                       (121,876)
     Accretion of discount                                  36,235
     Purchases of minerals-in-place                         18,103
     Sales of minerals-in-place                                (13)
     Other                                                  36,875
                                                         ---------
  Standardized measure, end of year                      $ 638,454
                                                         =========

Note 5.  Employment and Severance Agreements

New Pure Resources Employment and Severance Agreements

     Under circumstances specified in the new employment and/or severance agreements (these agreements are unrelated to the current Titan severance agreements) agreed to or to be entered into between Pure Resources and its officers, each covered officer will have the right to require Pure Resources to purchase shares currently held or subsequently obtained by the exercise of any option held by the officer to Pure Resources at a calculated "net asset value" per share (as defined in each officer's employment agreement). The circumstances under which the employee may exercise this right include the termination of the officer's employment for any reason after three years following the merger, the termination of the officer without cause, a change in control of either Pure Resources or Union Oil and other events specified in the agreements. The net asset value per share is calculated by reference to each common share's pro rata amount of the present value of proved reserves at 10%, as defined, times 110%, less funded debt, as defined. The amount reflected in the accompanying pro forma combined balance sheet as common stock subject to repurchase reflects the estimated net asset value, as defined, for each officer's shares and unexercised option shares (including options issued by Pure Resources) less the amount of proceeds that would be received upon exercise of the related options. Deferred compensation related to such shares and options is calculated as the difference between the estimated net asset value ($6.18 per share) of the relevant number of Pure Resources shares and the market value ($5.44 per share) of Titan shares held by each covered officer in the case of share held or the exercise price of shares subject to option. This arrangement will be treated as a variable plan under Accounting Principles Board Option No. 25 "Accounting for Stock Based Compensation." Consequently, the total compensation for both shares held and shares subject to option will be measured at the end of each quarter as the calculated amount of net asset value and the market price of Pure Resources shares change. The total amount determined will be amortized as compensation expense over a three-year period with any changes after three years being expensed in the period of determination.

     Each new employment and/or severance agreement (these agreements are unrelated to the current Titan severance agreements) will also obligate Pure Resources to make a severance payment ranging from one to three times the officer's salary, including an average bonus, upon the occurrence of specified events such as termination without cause or upon change in control. The aggregate severance amounts potentially payable under these agreements total $4.5 million based on the expected initial salaries of the affected officers.

                                PURE RESOURCES
     NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS-continued
                               December 31, 1999

Titan Severance Agreements

     Each of nine current executive officers of Titan is a party to a severance and retention bonus agreement dated June 10, 1999. The covered employees are eligible to receive severance benefits in the event of a qualifying termination of their employment on or within one year following a "change in control" of Titan, as that term is defined in the severance agreements.

     Upon a termination event as defined in the severance agreements, each officer will be entitled to receive, among other benefits, (a) three times such officer's base salary plus bonus received in the preceding 12 month period, (b) continuation of life insurance, long-term disability coverage and accidental death and disability coverage for an eighteen month period, (c) payment of all medical and dental insurance premiums until the officer obtains other employment and (d) reimbursement of all reasonable legal fees and other expenses incurred in seeking to obtain or enforce any right or benefit provided by the severance agreements. If the payments under the severance agreement and other benefit plans from a termination event cause the officer to be subject to federal excise tax, the officer will receive a grossed-up amount to fully offset the effect of any imposed federal excise tax. The actual contingent obligation might be reduced by amounts potentially payable under (b), (c) and (d) above if the covered officers were not terminated as a result of a triggering event.

     The officers subject to these Titan severance agreements will become officers of Pure Resources. These officers will receive the payments under these severance agreements, which at December 31, 1999 are estimated to be approximately $7.8 million, as disclosed in Note 2 (b) (v).


Note 6.  Cost Savings.

     The unaudited pro forma combined statements of operations do not give any effect to potential cost savings, including for production or general and administrative costs, which Pure Resources believes will result from the integration of the operations of the two companies. Management expects to begin to realize such projected cost savings in the fourth quarter of 2000. The full annual impact of such projected cost savings is expected to be achieved in the fiscal year ended December 31, 2001, and is estimated to be approximately $5 million annually beginning in 2001.

            SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF TITAN

   The following selected consolidated historical data should be read together with Titan's historical financial statements and related notes contained in the annual reports and other information that Titan has filed with the SEC and incorporated by reference. See "Where You Can Find More Information" on page 95. The historical results are not necessarily indicative of future results.

                                                                                                              Period
                                                                                                           March 31, 1995
                                                                                                         (date of inception)
                                                                Year Ended December 31,                       through
                                                    --------------------------------------------------       December 31,
                                                      1999          1998         1997(a)      1996 (a)        1995(a)
                                                    --------      --------      --------     ---------       --------
                                                                           (dollars in thousands)
Consolidated Statement of Operations Data:
 Total revenues................................     $ 75,717      $ 72,876     $  73,827     $  23,824        $    743
                                                    --------      --------     ---------     ---------        --------
 Expenses:
  Oil and gas production.......................       18,643        27,078        16,298         7,312             265
  Production and other taxes...................        6,116         5,725         5,548         1,887              39
  General and administrative...................        7,771         9,163         5,372         2,270           1,546
  Amortization of stock option awards..........        5,049         5,055         5,053         1,839             576
  Exploration and abandonment..................       11,049        17,596         3,055           184             490
  Depletion, depreciation and amortization.....       19,222        27,090        19,972         5,789             299
  Impairment of long-lived assets..............       31,783        25,666        68,997            --              --
  Restructuring costs..........................           --           625            --            --              --
  Interest.....................................        7,320         8,648         1,524         2,965              97
  Other........................................       (2,893)       (1,172)         (258)         (503)         (1,038)
                                                    --------      --------     ---------     ---------        --------
   Total expenses..............................      104,060       125,474       125,561        21,743           2,274
                                                    --------      --------     ---------     ---------        --------
  Income (loss) before income taxes............      (28,343)      (52,598)      (51,734)        2,081          (1,531)
  Income tax (expense) benefit.................       20,069         5,381        18,267        (3,484)             --
                                                    --------      --------     ---------     ---------        --------
 Net loss......................................     $ (8,274)     $(47,217)      (33,467)    $  (1,403)       $ (1,531)
                                                    ========      ========     =========     =========        ========
Operating and Other Data:
 Net cash provided by (used in):
  Operating activities.........................     $ 33,426      $ 18,448     $  46,563     $   7,710        $ (1,805)
  Investing activities.........................       28,858       (58,413)     (114,302)     (144,998)        (47,522)
  Financing activities.........................      (61,584)       38,972        63,052       137,365          55,540
 EBITDAX (b)...................................       44,918        31,617        46,809        12,923            (166)
 Capital expenditures..........................       45,212        63,235       114,377       150,119          43,770
Consolidated Balance Sheet Data (at period end):
 Cash and cash equivalents.....................     $  1,310      $    610     $   1,603     $   6,290        $  6,213
 Working capital (deficit) (c).................       (3,912)      105,697            28         8,124          11,946
 Oil and gas assets, net.......................      230,101       209,177       271,920       190,062          42,861
 Total assets..................................      268,798       341,022       352,583       207,179          57,487
 Total debt....................................       90,000       144,200        85,450         6,500          20,000
 Stockholders' equity and predecessor capital..      160,851       171,354       232,421       187,186          34,585

____________________________
(a) Certain reclassifications have been made to the 1998, 1997, 1996 and 1995 amounts to conform to the 1999 presentation.

(b) EBITDAX as used herein is calculated by adding interest expense, income taxes, depletion, depreciation and amortization, impairment of long-lived assets, restructuring costs, amortization of stock option awards, exploration and abandonment costs, and other noncash charges to net income
    (loss). EBITDAX is not intended to represent cash flow or any other measure of performance in accordance with GAAP. EBITDAX is included herein because management believes that some investors find it to be a useful analytical tool. Other companies may calculate EBITDAX differently, and we cannot assure you that such figures are comparable with similarly-titled figures for such other companies.

(c) The December 31, 1998 amount includes $109.5 million of assets held for sale.

                 SELECTED HISTORICAL FINANCIAL AND OTHER DATA
                      OF THE PERMIAN BASIN BUSINESS UNIT

     The following tables set forth selected historical financial data and historical reserve and operating data of the Permian Basin business unit of Union Oil. The historical data should be read together with the historical financial statements and related notes of the Permian Basin business unit of Union Oil included in this document. The historical results are not necessarily indicative of future results.

                                                                                Year Ended
                                                                               December 31,
                                                        ----------------------------------------------------------
                                                           1999        1998        1997      1996 (a)    1995 (a)
                                                        ----------  ----------  ----------  ----------  ----------
                                                                          (dollars in thousands)
Statement of Operations Data:
   Total revenues.....................................   $114,126    $106,956    $138,248    $144,425    $124,861
                                                         --------    --------    --------    --------    --------
   Expenses:
     Production and operating expense.................     32,268      39,430      36,538      32,634      30,955
     Property and other operating taxes...............      8,579       8,881      11,621      11,380      12,685
     General and administrative.......................      7,836       7,674       8,264      10,376       5,336
     Exploration expense and dry hole costs...........      5,232       3,623       1,358         905       1,133
     Depletion, depreciation and amortization.........     33,393      33,139      37,552      40,763      42,172
     Impairment of property, plant and................        345       7,387       9,562          --          --
       equipment......................................   --------    --------    --------    --------    --------
       Total expenses.................................     87,653     100,134     104,895      96,058      92,281
                                                         --------    --------    --------    --------    --------
     Operating income.................................     26,473       6,822      33,353      48,367      32,580
     Income taxes expense.............................     (8,685)     (1,780)    (11,180)    (15,642)    (11,001)
                                                         --------    --------    --------    --------    --------
  Net earnings........................................   $ 17,788    $  5,042    $ 22,173    $ 32,725    $ 21,579
                                                         ========    ========    ========    ========    ========

Operating and Other Data:
   Net cash provided by (used in):
     Operating activities (b).........................   $ 58,403    $ 47,117    $ 63,388    $ 70,067    $ 62,639
     Investing activities.............................    (19,113)    (41,892)    (21,982)    (24,719)    (54,581)
     Financing activities.............................    (39,290)     (5,225)    (41,106)    (45,347)     (8,058)
   Net settlements with owners (b)....................     39,290       5,225      41,106      45,347       8,058
   EBITDAX (c)........................................     65,443      50,971      81,825      90,035      75,885
   Capital expenditures...............................     19,427      42,612      23,295      25,092      56,156

Balance Sheet Data (at period end):
   Cash and cash equivalents..........................   $     --    $     --    $     --    $     --    $     --
   Total assets.......................................    294,690     311,270     307,826     329,255     341,543
   Long-term obligations..............................         --          --          --          --          --
   Owner's net investment.............................    202,624     224,126     224,309     243,542     256,164

_____________________

(a) The statement of operations data and operating and other data for 1995 and the balance sheet data for 1996 and 1995 are unaudited.

(b) The effect of certain working capital changes are included in net settlements with owners.

(c) EBITDAX as used herein is calculated by adding interest expense, income taxes, depletion, depreciation and amortization, impairment of property, plant and equipment, exploration expense and dry hole costs, and other noncash charges to net earnings. EBITDAX is not intended to represent cash flow or any other measure of performance in accordance with GAAP. EBITDAX is included herein because management believes that some investors find it to be a useful analytical tool. Other companies may calculate EBITDAX differently, and we cannot assure you that such figures are comparable with similarly-titled figures for such other companies.

    Selected Reserve and Production Data of the Permian Basin Business Unit
                (Dollars in thousands, except per unit amounts)

                                                                       Year Ended December 31,
                                                                  ----------------------------------
                                                                     1999        1998        1997
                                                                  ----------  ----------  ----------
                                                                              (unaudited)
   ...........................................................
Estimated Proved Reserves (at December 31)(a):
     Oil (MBbls)..............................................       39,982      38,538      42,944
     Gas (MMcf)...............................................      340,975     329,227     320,961
     Natural gas equivalents (MMcfe)..........................      580,867     560,455     578,625
Percent natural gas...........................................           59%         59%         55%
Percent proved developed......................................           93%         95%         94%
Product prices (at December 31):
     Oil (per Bbl)............................................     $  24.08    $  10.38    $  17.16
     Natural gas (per Mcf)....................................     $   1.93    $   1.73    $   2.10
Future net cash flows (before income taxes) (at December 31):
     Undiscounted.............................................     $825,892    $328,074    $594,114
     Discounted...............................................     $453,226    $190,067    $331,871
Average Reserve Life (years)(b)...............................         11.4        10.4        11.0
Reserve additions (MMcfe):
     Acquisitions.............................................        1,485       2,569       1,263
     Extensions and discoveries...............................       32,062      21,942      16,629
     Improved recovery (c)....................................           --      24,778      11,892
     Revisions................................................       37,758     (12,505)    (19,629)
                                                                   --------    --------    --------
     Total additions..........................................       71,305      36,784      10,155
                                                                   ========    ========    ========
Costs incurred:
     Acquisitions.............................................     $    764    $  2,471    $  2,954
     Exploration and development costs........................       21,775      43,091      21,071
                                                                   --------    --------    --------
     Total costs incurred.....................................     $ 22,539    $ 45,562    $ 24,025
                                                                   ========    ========    ========
Three-year average all sources unit finding cost (per Mcfe)(d)          .78

                                                                       Year Ended December 31,
                                                                  ----------------------------------
                                                                     1999        1998        1997
                                                                  ----------  ----------  ----------
Production:
     Oil and condensate (MBbls)...............................         3,659       3,991       4,021
     Gas (MMcf)...............................................        28,899      29,962      28,367
       Total (MMcfe)..........................................        50,853      53,908      52,493
Average Sales Price Per Unit:
     Oil and condensate (per Bbl).............................    $    17.66  $    13.18  $    18.69
     Gas (per Mcf)............................................          1.68        1.78        2.21
       Total (per Mcfe).......................................          2.23        1.96        2.63
Expenses Per Mcfe:
     Production costs, excluding production and other taxes...    $     0.63  $     0.73  $     0.70
     Production and other taxes...............................          0.17        0.16        0.22
     General and administrative...............................          0.15        0.14        0.16
     Depreciation, depletion and amortization.................          0.66        0.61        0.72

________________
(a) The reserve and present value data at December 31, 1999, 1998 and 1997 for the Permian Basin business unit has been prepared by Union Oil. See the discussion under "Information Concerning the Permian Basin Business Unit - Estimates of Oil and Gas Information" for more information about how estimates of reserves and cash flows are determined.

(b) Average reserve life is calculated by dividing total reserves by our actual production for the period.

(c) The improved recovery additions resulted from the application of proven secondary and tertiary techniques including waterflooding and the injection of miscible CO2.

(d) Finding cost is calculated by dividing total three years costs incurred by total three years reserve additions.

                          PERMIAN BASIN BUSINESS UNIT
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     The Permian Basin business unit operates as a business unit of Union Oil Company of California ("Union Oil"). The following discussion and analysis of the financial condition and results of operations of the Permian Basin business unit should be read in conjunction with the historical financial information provided in the financial statements and the accompanying notes and operating summary. The Permian Basin business unit is engaged in the exploration, development and production of oil and gas in the Permian Basin of West Texas and the San Juan Basin of New Mexico.

     The Permian Basin business unit uses the successful efforts method of accounting for its oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that result in proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not result in proved reserves and geological and geophysical costs are expensed. Costs of significant nonproducing properties, wells in the process of being drilled and significant development projects are excluded from depletion until such time as the related project is developed and proved reserves are established or impairment is determined.

Impact of Commodity Prices

     During 1999 and 1998, the spot price of West Texas intermediate crude oil (the "West Texas Crude Oil Price") ranged from $12.09 to $25.60 per barrel and from $15.75 to $12.09 per barrel, respectively. The significant changes in prices were thought to be caused primarily by changes in crude oil inventories created in part, by extreme changes in temperatures in the United States and Europe, the apparent unwillingness of Organization of Petroleum Exporting Countries ("OPEC") to abide by crude oil production quotas and changes in demand for crude oil in the Asian markets.

     A return of low prices for crude oil, natural gas or other commodities sold by the Permian Basin business unit could have a material adverse effect on the Permian Basin business unit's results of operations, on the quantities of crude oil and natural gas that can be economically produced from its fields, and on the quantities and economic values of its proved reserves and potential resources. Such adverse pricing scenarios could result in write-downs of the carrying values of the Permian Basin business unit's properties and materially adversely affect the Permian Basin business unit's financial condition, as well as its results of operations.

Year 2000 Issues

     Union Oil's Permian Basin business unit has initially incurred no significant problems related to the Year 2000 issue. However, Union Oil has not yet fully utilized all functions and processes of its systems and accordingly cannot be sure that all its systems will be free of Year 2000 issues. Also, Union Oil has no assurance that its "critical business partners," or governmental agencies or other key third parties have not incurred Year 2000 issues that may affect Union Oil.

Impact on Pure Resources of Ancillary Agreements and Severance Arrangements

     Under the business opportunities agreement between Pure Resources and Union Oil, Pure Resources has agreed to limit its business activities. In reviewing and approving the merger, the Titan Board noted that the limitations of the agreement were aligned with Titan's existing geographic focus. The agreement's restrictions may limit Pure Resources' ability to diversify its operating base following the merger. Because of Pure Resources' geographic concentration, any regional events that increase costs, reduce availability of equipment or supplies, reduce demand or limit production may impact Pure Resources more than if its operations were more geographically diversified.

     The aggregate amount to be paid to all the covered Titan officers under existing severance and retention bonus agreements of Titan will be approximately $7.8 million. Pure Resources does not believe that these payments will materially impact the liquidity of the combined company.

     Mr. Hightower's employment agreement and new Pure Resources officer severance agreements will entitle each of the initial Pure Resources officers to require Pure Resources to purchase his or her Pure Resources common stock at a price that may be in excess of market value in the event of a change of control of Pure Resources or Unocal and in some circumstances following termination of employment. On December 31, 1999, when the trading rice of Titan common stock was $5.44 per share, the pro forma "per share net asset value" of Pure Resources, calculated in accordance with the agreements, adjusted to a Titan equivalent price, was estimated at approximately $6.81. On a pro forma basis using a market price of $5.44 per share, Pure Resources would incur a non-cash expense of approximately $6.8 million per year for three years to amortize the deferred compensation recorded as a result of these arrangements. The amortization amounts will change quarterly based on relative changes in the net asset value and market value of the Pure Resources shares.

Material Liabilities

     All of the liabilities of the Permian Basin business unit will be assumed by Pure Resources after the merger, with certain limited exceptions described under "The Merger Agreement -- Contribution of Permian Basin Business Unit" on page 38. You should review the Unaudited Pro Forma Combined Financial Statements of Pure Resources included in this document for information on the expected impact on Pure Resources of severance and other costs to be incurred by Pure Resources as a result of the merger and the ancillary agreements described under "The Merger - Interests of Certain Persons in the Merger" and "The Merger Agreement- Ancillary Agreements." Also refer to the financial statements of the Permian Basin business unit and related notes included in this document for additional information regarding the liabilities of the Permian Basin business unit, including a deferred tax liability and accrued abandonment, restoration and environmental liabilities.

     The Permian Basin business unit's reserves for environmental remediation obligations totaled $342,000 and $500,000 as of December 31, 1999 and 1998, respectively.

Basis of Presentation

     The accompanying financial statements are presented as a carve-out from the financial statements of Union Oil and reflect the activity related to its Permian Basin business unit during the periods presented. The functions listed below are managed centrally and support several business units. The costs were allocated based on each business unit's share of total revenues and are considered reasonable by management.

General and Administrative Costs

     General and administrative costs include charges related to activities such as accounting, legal, human resources, marketing, planning and public relations. General and administrative costs allocated from the financial statements of Union Oil to the Permian Basin business unit were $7.8 million, $7.7 million and $8.3 million for the years ended December 31, 1999, 1998 and 1997, respectively.

Indirect Production Costs

     Indirect production costs include charges for procurement and logistics, reservoir engineering, production engineering, workover, drilling, loss control, and health, environment and safety. Indirect production costs allocated from the financial statements of Union Oil to the Permian Basin business unit were $2.4 million, $3.6 million and $2.4 million for the years ended December 31, 1999, 1998 and 1997, respectively.

Indirect Exploration Costs

     Indirect exploration costs include charges for the chief geologist's department, the chief geophysicist's department, and the land department. Exploration costs allocated from Union Oil were $2.1 million, $1.6 million and $800,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

Impairment of Property, Plant and Equipment

     The Permian Basin business unit's long-lived assets are reviewed for impairment quarterly for events or changes in circumstances that indicate that the carrying amount of an asset may not be recoverable in accordance with FASB 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Long-lived assets are reviewed for potential impairments at the lowest level for which there are identifiable cash flows that are largely independent of other groups of assets.

     The review is done by determining if the historical cost of proved properties less the applicable accumulated depreciation, depletion and amortization and abandonment is less than the estimated expected undiscounted future cash flows. The expected future cash flows are estimated based on management's plans to continue to produce and develop proved and associated risk-adjusted probable reserves. Expected future cash flow from the sale of production of reserves is calculated based on estimated future prices. Management estimates prices based upon market related information including published futures prices. In years where market information is not available, prices are escalated for inflation. The estimated future level of production is based on assumptions surrounding future levels of prices and costs, field decline rates, market demand and supply, and the economic and regulatory climates.

     When the carrying value exceeds such cash flows, an impairment loss is recognized for the difference between the estimated fair market value and the carrying value of the assets. The fair market value is defined as the amount at which the asset could be sold to a willing third party, or, if unavailable, the expected future cash flows discounted at 10%.

Results of Operations

Years ended 1999 as compared to 1998

     The Permian Basin business unit's revenues from the sale of crude oil and natural gas were $64.6 million and $48.6 million in 1999 and $52.6 million and $53.2 million in 1998, respectively. Compared to 1998, the Permian Basin business unit's average crude oil sales prices increased $4.48 per Bbl, or 34%. Partially offsetting these factors were decreased natural gas sales prices and decreased natural gas and crude oil production.

     The Permian Basin business unit's production and operating expense excluding property and other operating taxes was $32.3 million ($.63 per Mcfe) and $39.4 million ($.73 per Mcfe) in 1999 and 1998, respectively. Special well repairs were down by $3.7 million with fewer budgeted projects in the first half of 1999 due to decreased commodity prices. Production expenses were also down $1.9 million due to decreased carbon dioxide injection for secondary recoveries in the Permian Basin. Finally, allocated indirect production costs were down $1.2 million due to decreased drilling in 1999. Drilling activity was cut back in 1999 due to the forecasted continuation of low commodity prices at the end of 1998.

     Property and other operating taxes were $8.6 million ($.17 per Mcfe) and $8.9 million ($.16 per Mcfe) in 1999 and 1998, respectively. Property taxes decreased by $0.8 million due to a decrease in the assessed value of the properties caused by significantly lower commodity prices in the previous year. Partially offsetting this negative factor was increased production taxes of $0.5 million due to increased commodity prices in 1999.

     General and administrative expenses were $7.8 million ($.15 per Mcfe) and $7.7 million ($.14 per Mcfe) in 1999 and 1998, respectively. General and administration support remained relatively constant between 1998 and 1999.

     Depletion, depreciation, and amortization expense (DD&A) was $33.4 million ($.66 per Mcfe) and $33.1 million ($.61 per Mcfe) in 1999 and 1998, respectively. DD&A increased due to production increases on fields with high UOP rates that were offset primarily with decreased production from properties with overriding royalty interests.

     The Permian Basin business unit recognized an impairment of $0.3 million and $7.4 million in 1999 and 1998, respectively. The 1999 impairment resulted from lower reserves in the cash flow calculation for the Elsinore field in Pecos County, Texas. The 1998 impairment resulted from reserve revisions and decreased cash flows related to severely decreased commodity prices.

     The Permian Basin business unit's exploration expense was $3.1 million and $2.9 million in 1999 and 1998, respectively. The allocation of indirect exploration costs increased by $600,000 with additional staffing to support geological and geophysical data purchases in 1998 and 1999. Purchases of geological and geophysical data were $1.0 million and $1.4 million in 1999 and 1998, respectively, decreasing by $400,000.

     Dry hole expense was $2.1 million and $700,000 in 1999 and 1998, respectively. Two unsuccessful exploratory wells were written off to dry hole expense in 1999 for $1.1 million and $0.9 million.

     Income tax expense was $8.7 million and $1.8 million in 1999 and 1998, respectively. Income taxes increased due to higher earnings in 1999. The effective tax rate was 33% and 26% in 1999 and 1998, respectively. The increase in effective tax rate was caused by proportionately larger tax credits related to the San Juan Basin operations in 1998.

Years ended 1998 as compared to 1997

     The Permian Basin business unit's revenues from the sale of crude oil and natural gas were $52.6 million and $53.2 million in 1998 and $75.2 million and $62.7 million in 1997, respectively. Compared to 1997, the Permian Basin business unit's average crude oil sales prices decreased $5.51 per Bbl, or 29% and average natural gas sales prices decreased $.43 per Mcf, or 19%. Oil production also decreased slightly. Partially offsetting these negative factors was increased natural gas production.

     The Permian Basin business unit's production and operating expense excluding property and other operating taxes was $39.4 million ($.73 per Mcfe) and $36.5 million ($.70 per Mcfe) in 1998 and 1997, respectively. Indirect production costs increased due to increased drilling activity in 1998. Production and operating expense also increased in 1998 due to increased special well repairs.

     Property and other operating taxes were $8.9 million ($.16 per Mcfe) and $11.6 million ($.22 per Mcfe) in 1998 and 1997, respectively. Production taxes decreased by $2.3 million due to significantly depressed commodity prices in 1998. Property taxes were also slightly down due to a small decrease in assessed value of properties in 1998.

     General and administrative expenses were $7.7 million ($.14 per Mcfe) and $8.3 million ($.16 per Mcfe) in 1998 and 1997, respectively. Allocated general and administrative costs decreased in 1998. Costs were higher in 1997 due to higher moving and other costs related to a reorganization in 1997.

     Depletion, depreciation, and amortization expense (DD&A) was $33.1 million ($.61 per Mcfe) and $37.6 million ($.72 per Mcfe) in 1998 and 1997, respectively. In the fourth quarter of 1997, the Permian Basin business unit recorded an impairment of $9.6 million, which acted to reduce the DD&A rate going forward. Furthermore, decreased finding costs and decreased production on fields with higher units of production (UOP) rates caused decreased DD&A in 1998. Production decreases on fields with high UOP rates were offset primarily with increased production from properties with overriding royalty interests.

     The Permian Basin business unit recognized an impairment of $7.4 million and $9.6 million in 1998 and 1997, respectively. The 1998 impairment resulted from reserve revisions and decreased cash flows related to severely decreased commodity prices. The 1997 impairment resulted from higher estimated production expenses causing decreased cash flows and reserve revisions for the North Cowden field in Ector County, Texas.

     The Permian Basin business unit's exploration expense was $2.9 million and $800,000 in 1998 and 1997, respectively. The increase in exploration expense was due to the purchase of $1.4 million of additional geological and geophysical data in 1998 as well as an increased allocation of indirect exploration costs of $700,000 to support the increased geological and geophysical purchases.

     Income tax expense was $1.8 million and $11.2 million in 1998 and 1997, respectively. Income taxes decreased due to lower earnings in 1998. The effective tax rate was 26% and 33% in 1998 and 1997, respectively. The decrease in effective tax rate was caused by proportionately larger tax credits related to the San Juan Basin operations in 1998.

Liquidity and Capital Resources

     The Permian Basin business unit's primary source of capital has been its cash flow from operations. The Permian Basin business unit's other source of capital, if needed, would be infusion of funds from its parent, Union Oil. All financing activities are performed at the corporate level for Union Oil and its business units, and Union Oil provides cash management services through a centralized treasury system. The Permian Basin business unit maintains no cash balances and no interest is charged or received on the cash balances transferred or received from Union Oil. The Permian Basin business unit's net cash settlements with Union Oil are included in the owner's net investment on the balance sheet and are shown as settlements with owner in the financing activities on the statements of cash flows. The net settlements with Union Oil were $39.3 million, $5.2 million, and $41.4 million in 1999, 1998, and 1997, respectively.

Net Cash Provided by Operating Activities

     Cash flow from operating activities, excluding certain working capital changes, for the Permian Basin business unit was $58.4 million in 1999, $47.1 million in 1998 and $63.4 million in 1997.

Year ended 1999 as compared to 1998. The 1999 increase in net cash provided by operating activities, excluding certain working capital changes, was primarily due to increased average crude oil and natural gas sales prices. The increase was also due to decreased special well repair expenditures, secondary recovery expenditures, property tax expenditures, and geological and geophysical expenditures. These positive factors were partially offset by increased production taxes.

Year ended 1998 as compared to 1997. The 1998 decrease in net cash provided by operating activities, excluding certain working capital changes, was primarily due to lower average crude oil and natural gas sales prices, increased special well repairs expenditures and increased geological and geophysical expenditures. These negative factors were partially offset by lower production taxes, lower income tax payments and increased natural gas production.

Capital Expenditures

     Capital expenditures were $19.4 million, $42.6 million and $23.3 million for the years ended December 31, 1999, 1998 and 1997, respectively. Capital expenditures increased significantly in 1998 because of an increase in budgeted developmental projects. Developmental projects were reduced in the fourth quarter of 1998 and in 1999 due to significant declines of commodity prices in 1998.

     The Permian Basin business unit estimated $50 million of capital expenditures for 2000. The source of funding will be the business unit's cash flow from operations. The Permian Basin business unit's other source of capital, if needed, would be funded from Union Oil, its owner.

Costs Incurred

     The Permian Basin business unit requires capital primarily for the exploration, development, and acquisition of oil and gas properties as well as for general working capital needs. The following table sets forth costs incurred by the Permian Basin business unit in its exploration, development, and acquisition activities.

In thousands of dollars      1999      1998      1997
-------------------------------------------------------
Property acquisition:
   Proved                   $   676   $ 1,254   $   112
   Unproved                      88     1,217     2,842
Exploration                   4,519     6,592     1,694
Development                  17,256    36,499    19,377
                            -------   -------   -------
   Total costs incurred     $22,539   $45,562   $24,025
                            =======   =======   =======


Other Matters

Disclosure about Market Risk

     The Permian Basin business unit holds no derivative instruments related to interest rate exposure risks as Union Oil retains all the debt and related interest charges.

     The Permian Basin business unit is a producer of various hydrocarbon commodities such as crude oil and condensate, natural gas and associated petroleum-based products and is subject to the associated price risks. Unocal Energy Trading, another business unit of Union Oil, buys a majority of the Permian Basin business unit's sales of crude oil and natural gas at spot prices at the beginning of each month.

     Union Oil (not the Permian Basin business unit) mitigates its exposure to fluctuations in crude oil and natural gas prices through Unocal Energy Trading. Unocal Energy Trading uses hydrocarbon derivative financial instruments, such as futures contracts, swaps, and options with maturities of 24 months or less to mitigate overall exposure to price changes. Hedging and trading gains and losses incurred by Union Oil are not allocated to the Permian Basin business unit and are not reflected in the Permian Basin business unit's presented results. Therefore, the Permian Basin business unit's associated price risks are not mitigated.

Recently Issued Accounting Pronouncements

     In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" which establishes standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. It establishes conditions under which a derivative may be designated as a hedge, and establishes standards for reporting changes in the fair value of a derivative. SFAS No. 133 is required to be implemented for the first quarter of the fiscal year ended 2000. Early adoption is permitted. Recently, the FASB deferred the implementation requirements of SFAS No. 133 for one year. SFAS No. 133 is not expected to affect materially the Permian Basin business unit's reporting since the Permian Basin business unit does not hedge its own production. Unocal Energy Trading, another business unit of Union Oil, hedges all production for the entire parent company.

             INFORMATION CONCERNING THE PERMIAN BASIN BUSINESS UNIT

General

     The Permian Basin business unit is engaged in the production and sale of natural gas, natural gas liquids, crude oil and condensate. Its properties are located in the Permian Basin of West Texas and the San Juan Basin of New Mexico and Colorado.

     As of December 31, 1999, the Permian Basin business unit had proved reserves of approximately 40.0 MMBbls of oil and condensate and 341.0 Bcf of natural gas, or an aggregate of 580.9 Bcfe, with an SEC 10% present value of $453.2 million. As of December 31, 1999, the business unit's properties had an average reserve life of approximately 11.4 years and, of the business unit's proved reserves, 59% were natural gas and 93% were classified as proved developed.

     As of December 31, 1999, the business unit operated 1,288 gross productive wells (989 net productive wells), which represented over 76% of its total proved SEC 10% present value. The business unit's emphasis on controlling the operation of its properties enables it to better manage expenses, capital allocation and other aspects of development and exploration.

     The business unit's proved oil and gas properties are located in more than 40 fields/areas in the Permian Basin and the San Juan Basin. Approximately 88% of the business unit's SEC 10% present value of total proved reserves is concentrated in 11 Permian Basin fields/areas and the San Juan Basin. The Permian Basin is characterized by complex geology with numerous known producing horizons and provides significant opportunities to increase reserves, production and ultimate recoveries through development, exploratory and horizontal drilling, recompletions, secondary and tertiary recovery methods, and use of 3-D seismic and other advanced technologies.

Oil and Natural Gas Reserves

     The following table summarizes the estimates of the Permian Basin business unit's historical net proved reserves as of December 31, 1999 and 1998, and the present values attributable to these reserves at such dates. The reserve and present value data of the business unit were prepared by Union Oil.

                                                                      December 31,
                                                                ------------------------
                                                                   1999         1998
                                                                -----------  -----------
                                                                (dollars in thousands)
Estimated proved reserves:
     Oil and Condensate (MBbls)..................................   39,982       38,538
     Gas (MMcf)..................................................  340,975      329,227
     MMcfe (6 Mcf per Bbl).......................................  580,867      560,455
Proved developed reserves as a percentage of proved reserves.....       93%          95%
SEC 10% present value............................................ $453,226     $190,067
Standardized measure of discounted future net cash flows......... $305,091     $144,467

     In accordance with applicable SEC requirements, estimates of the business unit's proved reserves and future net revenues are made using sales prices and costs estimated to be in effect as of the date of such reserve estimates that are held constant throughout the life of the properties, except to the extent a contract specifically provides for escalation. The average realized prices for the business unit's reserves as of December 31, 1999 were $24.08 per Bbl of oil and $1.93 per Mcf of natural gas, compared to average realized prices for the business unit's reserves as of December 31, 1998 of $10.38 per Bbl of oil and $1.73 per Mcf of natural gas.

Estimates of Oil and Gas Reserve Information

     The proved oil and gas reserve information in this document represents only estimates. The estimates of the Permian Basin business unit's reserves are based on reports as of December 31, 1999 prepared internally by petroleum engineers employed by Union Oil. The estimates were calculated using oil and gas prices as of December 31, 1999.

     Petroleum engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flow necessarily depend upon a number of variable factors and assumptions, including the following:

     . historical production from the area compared with production from other producing areas;

     . the assumed effects of regulations by governmental agencies;

     . assumptions concerning future oil and gas prices; and

     . assumptions concerning future operating costs, severance, ad valorem and excise taxes, development costs and workover and remedial costs.

     Because all reserve estimates are to some degree subjective, each of the following items may differ materially from those assumed in estimating reserves:

     . the quantities of oil and gas that are ultimately recovered;

     . the production and operating costs incurred;

     . the amount and timing of future development expenditures; and

     . future oil and gas sales prices.

     Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. The Permian Basin business unit's actual production, revenues and expenditures with respect to reserves will likely be different from estimates and the difference may be material.

     The discounted future net cash flows incorporated by reference in this document should not be considered as the current market value of the estimated oil and gas reserves attributable to the Permian Basin business unit's properties. As required by the SEC, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as:

     . the amount and timing of actual production;

     . supply and demand of oil and gas;

     . increases or decreases in consumption; and

     . changes in governmental regulations or taxation.

     In addition, the 10% discount factor, which is required by the SEC to be used to calculate discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Permian Basin business unit or the oil and gas industry in general.

Productive Wells and Acreage

Productive Wells

     Information regarding the productive wells of the business unit is set forth in "Pure Resources After the Merger - Productive Wells and Acreage - Productive Wells" on page 53.

Acreage Data

     Information regarding the acreage data of the business unit is set forth in "Pure Resources After the Merger - Productive Wells and Acreage - Acreage Data" on page 54.

Drilling Activities

     Information regarding the business unit's drilling activity on its properties for 1999, 1998 and 1997 is set forth in "Pure Resources After the Merger -- Drilling Activities" on page 54. At December 31, 1999, the Permian Basin business unit was in the process of drilling 4.0 gross (2.3 net) wells that are not reflected in the table.

Oil and Gas Price Volatility

     The Permian Basin business unit's revenues, operating results and future rate of growth will depend upon the prices it receives for its oil and gas. Historically, the markets for oil and gas have been volatile and may continue to be volatile in the future. Various factors that are beyond our control will affect prices of oil and gas, such as:

     . the worldwide and domestic supplies of oil and gas,

     . the ability of the members of the Organization of Petroleum Exporting
       Countries ("OPEC") to agree to and maintain oil price and production controls,

     . political instability or armed conflict in oil-producing regions,

     . the price and level of foreign imports,

     . the level of consumer demand,

     . the price and availability of alternative fuels,

     . the availability of pipeline capacity,

     . weather conditions,

     . domestic and foreign governmental regulations and taxes, and

     . the overall economic environment.

     The Permian Basin business unit is unable to predict the long-term effects of these and other conditions on the prices of oil and gas. Lower oil and gas prices may reduce the amount of oil and gas the Permian Basin business unit will be able to produce economically, which may adversely affect the Permian Basin business unit's revenues and operating income. Lower oil and gas prices may also require a reduction in the carrying value of the Permian Basin business unit's oil and gas properties. Currently, the Permian Basin business unit anticipates making substantially all of its sales of oil and gas in the spot market or under contracts based on spot market prices and not under long-term fixed price contracts.

Net Production, Unit Prices and Costs

     Information regarding oil and gas production, prices and costs attributable to all oil and gas property interests owned by the business unit for 1999, 1998 and 1997 is included under "Selected Historical Financial and Other Data of the Permian Basin Business Unit" on page 67.

Oil and Gas Marketing and Major Customers

     The revenues generated by the business unit's operations are highly dependent upon the prices of, and demand for, oil and gas. The price received by the business unit for its oil and gas production depends on numerous factors beyond the business unit's control, including seasonality, the United States and world economy, foreign imports, political and economic conditions in other oil and gas producing countries, the actions of OPEC and domestic government regulation, legislation and policies. Decreases in the prices of oil and natural gas could decrease the value of the business unit's proved reserves and reduce the business unit's revenues, profitability and cash flow. Although the business unit is not currently experiencing any significant involuntary curtailment of its oil or gas production, market, economic and regulatory factors may in the future harm the business unit's ability to sell its oil or gas production.

     In 1999, 1998 and 1997, sales to Unocal Energy Trading, another business unit of Union Oil, accounted for approximately 82%, 76% and 72% of total oil and natural gas revenues, respectively. Pure Resources has not agreed to enter into any agreements with Unocal Energy Trading following the merger. Pure Resources at regular intervals will arrange for the sale its oil and gas production in a bidding process in the commodity markets and will sell its production to the party or parties offering the best terms. Pure Resources does not anticipate retaining Unocal Energy Trading as its primary customer, and, given the nature of the commodity market, cannot determine who will be purchasing its production. Due to the availability of other markets and pipeline connections, Union Oil, however, does not believe that the loss of any single crude oil or gas customer would have a material adverse effect on the Permian Basin business unit's results of operations.

Operating Risks

     The nature of the oil and gas business involves operating hazards such as well blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks. Any of these operating hazards could result in substantial losses to the Permian Basin business unit.

     In addition, the Permian Basin business unit may be liable for environmental damages caused by previous owners of property purchased by the Permian Basin business unit or its predecessors. As a result, substantial liabilities to third parties or governmental entities may be incurred. The payment of these amounts could reduce or eliminate the funds available for exploration, development or acquisitions. These reductions in funds could result in a loss of the Permian Basin business unit's properties.

Competition

     The oil and gas industry is highly competitive. The business unit encounters competition from other oil and gas companies in all areas of its operations, including the acquisition of producing properties. The business unit's competitors include major integrated oil and gas companies and numerous independent oil and gas companies, individuals and drilling and income programs. Many of its competitors are large, well established companies with substantially larger operating staffs and greater capital resources than the business unit. Such companies may be able to pay more for productive oil and gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the business unit's financial or human resources permit. The business unit's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

Title to Properties

     Union Oil believes that it has satisfactory title to all of the business unit's producing properties in accordance with standards generally accepted in the oil and gas industry. The business unit's properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens which Union Oil believes do not materially interfere with the use of or affect the value of such properties. The business unit has leaseholds in force for portions of its net acreage by virtue of production on that acreage in paying quantities. The remaining acreage will initially be held by lease rentals and similar provisions and require production in paying quantities prior to expiration of various time periods to avoid lease termination.

Governmental Regulation

     Extensive rules and regulations govern the business unit's oil and gas exploration, production and related operations. The business unit's failure to comply with these rules and regulations can result in substantial penalties. The regulatory burden of the oil and gas industry increases the business unit's cost of doing business and affects its profitability. Although Union Oil believes the business unit is in substantial compliance with all applicable laws and regulations, because such rules and regulations are frequently amended or reinterpreted, it is unable to predict the future cost or impact of complying with such laws. Significant expenditures may be required to comply with governmental laws and regulations and may have a material adverse effect on the business unit's financial condition and results of operations. The cost of compliance with regulations in 1999 was minimal. Union Oil anticipates no material changes in 2000.

     Such regulation requires permits for drilling operations, drilling bonds and reports concerning operations and imposes other requirements relating to the exploration and production of oil and gas. Such state and federal agencies have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells.

     The Federal Energy Regulatory Commission, or "FERC," regulates interstate natural gas transportation rates and service conditions, which affect the marketing of gas produced by the business unit, as well as the revenues received by the business unit for sales of such production. FERC has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas, and has substantially increased competition and volatility in natural gas markets. The price the business unit receives from the sale of oil and natural gas liquids is affected by, among other things, the cost of transporting products to market. Some of FERC's regulations impact this cost. Union Oil is not able to predict with certainty the effect, if any, of these regulations on the business unit's operations. However, the regulations may increase transportation costs or reduce wellhead prices for oil and natural gas liquids.

Environmental Matters

     Extensive and changing federal, state and local laws and regulations relating to environmental protection including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and their relation to safety and health govern the business unit's operations and properties. The recent trend in environmental legislation and regulation generally is moving toward stricter standards, and this trend will likely continue. These laws and regulations may require the acquisition of a permit or other authorization before construction or drilling commences and for some other activities; limit or prohibit construction, drilling and other activities on some lands lying within wilderness and other protected areas; and impose substantial liabilities for pollution resulting from the business unit's operations. The permits required for various operations of the business unit are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violators are subject to fines or injunction, or both. In the opinion of management, the business unit is in substantial compliance with current applicable environmental laws and regulations, and the business unit has no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant material impact on the business unit, as well as the oil and gas industry in general. The Comprehensive Environmental Response, Compensation, and Liability Act, or "CERCLA," and comparable state statutes impose strict, joint and several liability on owners and operators of sites and on persons who disposed of or arranged for the disposal of "hazardous substances" found at such sites. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Resource Conservation and Recovery Act, or "RCRA," and comparable state statutes govern the disposal of "solid waste" and "hazardous waste" and authorize the imposition of substantial fines and penalties for noncompliance. Although CERCLA currently excludes petroleum from its definition of "hazardous substance," state laws affecting the business unit's operations impose clean-up liability relating to petroleum and petroleum related products. In addition, although RCRA classifies some oil field wastes as "nonhazardous," such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements.

     Federal regulations require some owners or operators of facilities that store or otherwise handle oil, such as the business unit, to prepare and implement spill prevention, control countermeasure and response plans relating to the possible discharge of oil into surface waters. The Oil Pollution Act of 1990, as amended, or "OPA", contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States. For onshore facilities that may affect waters of the United States, the OPA requires an operator to demonstrate $10 million in financial responsibility. In addition, the OPA currently requires persons responsible for "offshore facilities" to establish $150 million in financial responsibility to cover environmental cleanup and restoration costs likely to be incurred in connection with an oil spill in the waters of the United States. On September 10, 1996, Congress passed legislation that would lower the financial responsibility requirement under OPA to $35 million, subject to an increase of $150 million if a formal risk assessment indicates the increase is warranted. The impact of any legislation is not expected to be any more burdensome to the business unit than it will be to other similarly situated companies involved in oil and gas exploration and production.

     The Federal Water Pollution Control Act, or "FWPCA," imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes into navigable waters. Permits must be obtained to discharge pollutants into state and federal waters. The FWPCA and analogous state laws provide for civil, criminal and administrative penalties for any unauthorized discharges of oil and other hazardous substances in reportable quantities and, along with the OPA, may impose substantial potential liability for the costs of removal, remediation and damages. State water discharge regulations and the federal National Pollutant Discharge Elimination System, or "NPDES," permits prohibit or are expected to prohibit within the next year the discharge of produced water and sand, and some other substances related to the oil and gas industry, into coastal waters. Although the costs to comply with zero discharge mandates under federal or state law may be significant, the entire industry will experience similar costs and Union Oil believes that these costs will not have a material adverse impact on the business unit's financial conditions and operations. Some oil and gas exploration and production facilities are required to obtain permits for their storm water discharges. The business unit may incur costs in connection with treatment of wastewater or developing storm water pollution prevention plans.

     Regulations are currently being developed under federal and state laws concerning oil pollution prevention and other matters that may impose additional regulatory burdens on the business unit. In addition, the Clean Water Act and analogous state laws require permits to be obtained to authorize discharge into surface waters or to construct facilities in wetland areas. With respect to some of its operations, the business unit is required to maintain such permits or meet general permit requirements. The Environmental Protection Agency, or "EPA", recently adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group or seek coverage under an EPA general permit. Union Oil believes that it will be able to obtain, or be included under, such permits, where necessary, and to make minor modifications to existing facilities and operations that would not have a material effect on the business unit.

     The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on the business unit. The discharge of oil, gas or other pollutants into the air, soil or water may give rise to significant liabilities on the part of the business unit to the government and third parties and may require the business unit to incur substantial costs of remediation. We cannot assure you that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect the business unit's results of operations and financial condition or that material indemnity claims will not arise against the business unit with respect to properties acquired by the business unit.

     The business unit has acquired leasehold interests in numerous properties that for many years have produced oil and gas. Although the previous owners of these interests may have used operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties. In addition, some of the business unit's properties are operated by third parties over whom the business unit has no control. Notwithstanding the business unit's lack of control over properties operated by others, the failure of the operator to comply with applicable environmental regulations may, in some circumstances, materially adversely impact the business unit.

Abandonment Costs

     The business unit is responsible for payment of plugging and abandonment costs on the oil and gas properties pro rata to its working interest. The business unit establishes reserves, exclusive of salvage value, to provide for the eventual abandonment of its properties. Union Oil estimates the net abandonment of the Permian Basin business unit's properties to be approximately $29.5 million as of December 31, 1999, which is accrued over the life of the properties. In addition, abandonment costs and their timing may change due to many factors including actual production results, inflation rates and changes in environmental laws and regulations.

Employees

     As of December 31, 1999, Union Oil had 182 full-time equivalent employees associated with the Permian Basin business unit, none of whom is represented by a labor union. Pure Resources anticipates that the merger may bring economies of scale that would permit reduction in the aggregate workforce of Pure Resources and Titan. Both companies are now evaluating and attempting to project the employment needs of the combined company, but have not yet determined the extent of any overall reduction in force.

Legal Proceedings

     There is currently no material litigation relating to the business unit that Pure Resources will assume.

Office Facilities

     The Permian Basin business unit, through Union Oil, leases approximately 53,500 square feet of office space in Midland, Texas. The lease expires on September 3, 2007, with the exception of approximately 10,000 square feet which expires on November 30, 2001.

                 MANAGEMENT OF PURE RESOURCES AFTER THE MERGER

Board of Directors and Executive Officers

   The number of directors of Pure Resources will be fixed from time to time by resolution of the Pure Resources board. The Pure Resources board is currently set at two members. Upon completion of the merger, the board is expected to be set at eight members. The Pure Resources board will elect executive officers of Pure Resources annually to serve in their respective capacities until their successors are duly elected and qualified or until their earlier resignation or removal. In the stockholders voting agreement, discussed above under "The Merger Agreement - Ancillary Agreements - Stockholders Voting Agreement," Union Oil and Mr. Hightower have agreed to vote their shares of Pure Resources capital stock for two board designees of Mr. Hightower and up to five designees of Union Oil. The stockholders voting agreement acknowledges that as provided in the merger agreement, Union Oil has agreed to cause the directors of Pure Resources at the effective time of the merger to consist of Darrell Chessum, Timothy H. Ling, Herbert C. Williamson, III (a current Titan director), Graydon H. Laughbaum, Jr. and H D Maxwell as designees of Union Oil, and Jack D. Hightower and George G. Staley as designees of Mr. Hightower, until the next annual meeting of stockholders and until their respective successors are duly qualified and elected. The stockholders voting agreement also provides that if Union Oil and Mr. Hightower agree on an eighth director prior to the merger, that person will also become a director at the effective time of the merger.

   The following individuals will initially serve as directors and executive officers of Pure Resources upon consummation of the merger:

      Name                     Age            Position
      ----                     ---            --------

Persons who are currently officers and/or directors of Titan

Jack D. Hightower..........     51  President, Chief Executive Officer and
                                    Chairman of the Board
George G. Staley...........     64  Executive Vice President -- Exploration and
                                    Director
M. J. "Jack" Rathbone IV...     47  Executive Vice President -- Operations
Rodney L. Woodard..........     43  Vice President -- Reserves and Evaluation
Thomas H. Moore............     54  Vice President -- Business Development
Dan P. Colwell.............     55  Vice President -- Acquisitions,
                                    Divestitures and Land
William K. White...........     57  Vice President -- Finance and Chief
                                    Financial Officer
John L. Benfatti...........     53  Vice President -- Accounting and Controller
Susan D. Rowland...........     39  Vice President -- Administration and
                                    Corporate Secretary
Darin G. Holderness........     36  Assistant Controller
Herbert C. Williamson, III.     51  Director

Persons who are not currently officers and/or directors of Titan

Gary Dupriest..............     42  Vice President --Production
Darrell Chessum............     50  Director
Graydon H. Laughbaum, Jr...     60  Director
Timothy H. Ling............     42  Director
H D Maxwell................     68  Director

   Set forth below is a description of the backgrounds of each individual to serve as an executive officer and director of Pure Resources upon completion of the merger, other than an eighth director who may be agreed upon by Union Oil and Mr. Hightower.

Persons who are currently officers and/or directors of Titan

   Jack D. Hightower has served as President, Chief Executive Officer and Chairman of the Board of Directors of Titan since formation of Titan's predecessor in March 1995. Prior to forming Titan, from 1986 to January 1996,

Mr. Hightower served as Chairman of the Board and Chief Executive Officer of United Oil Services, Inc., an oil field service company serving customers in the Permian Basin. From 1978 to 1995, Mr. Hightower served as Chairman of the Board and President of Amber Energy, Inc., a company formed to identify oil and gas exploration prospects. From 1991 to 1994, Mr. Hightower served as Chairman of the Board, Chief Executive Officer and President of Enertex, Inc., which served as the operator of record for several oil and gas properties involving Mr. Hightower and other nonoperators, including Selma International Investment Limited. Since 1990, Mr. Hightower has served on the Board of Directors of Chase Bank of Texas, N.A., Midland.

   George G. Staley has served as Executive Vice President, Exploration and Director of Titan since its formation. From 1975 until 1995, Mr. Staley served as President and Chief Executive Officer of Staley Gas Co., Inc. and Staley Operating Co., which are oil and gas exploration and operating companies.

   M. J. "Jack" Rathbone IV has served as Executive Vice President, Operations of Titan since December 1999. Mr. Rathbone served as President of Mobil Producing Texas and New Mexico and as a director of Mobil Exploration & Producing U.S., Inc. from September 1995 until December 1999. From 1991 until September 1995, he served as Planning and Production Manager for Mobil Exploration Norway, Inc. From 1988 to 1990, he served as Operations Manager for Mobil Oil in California. From 1985 to 1988, Mr. Rathbone served in headquarters strategic planning and operations positions with responsibility for Mobil Oil's operations in Europe, Africa and the Middle East. Prior to 1985, he served in numerous engineering, planning and operations positions in Mobil Oil's international and domestic operations. Mr. Rathbone joined Mobil Oil as a Petroleum Engineer in 1977.

   Rodney L. Woodard has served as Vice President, Engineering for Titan since its formation. From 1985 to 1995, Mr. Woodard served as Vice President of Selma International Investment Limited.

   Thomas H. Moore has served as Vice President, Business Development of Titan since its formation. From 1992 to 1995, Mr. Moore served as Managing Partner of Magnum Energy Corporation, L.L.C. From 1991 until 1992, Mr. Moore served as Executive Vice President -- Exploration and Production, Chief Operating Officer and Director of Clayton Williams Energy, Inc. From 1985 to 1991, Mr. Moore served as President, Chief Operating Officer and Director of Clayton W. Williams, Jr. Inc.

   Dan P. Colwell has served as Vice President, Land of Titan since its formation. From 1993 to 1995, Mr. Colwell served as Vice President of Land for Enertex, Inc. Mr. Colwell was employed by ARCO as Director of Business Development from 1991 to 1993 and Area Land Manager from 1987 to 1991.

   William K. White has served as Vice President, Finance and Chief Financial Officer of Titan since September 1996. From 1994 to September 1996, Mr. White was Senior Vice President of the Energy Investment Group of Trust Company of The West. From 1991 to 1994, Mr. White was President of the Odessa Associates, a private firm engaged in the practice of providing financial consulting services to the oil and gas industry.

   John L. Benfatti has served as Vice President, Accounting and Controller of Titan since its formation. From 1980 to 1995, Mr. Benfatti served as Controller and Treasurer of Staley Gas Co., Inc.

   Susan D. Rowland has served as Vice President, Administration and Corporate Secretary of Titan since its formation. From 1986 to 1996, Ms. Rowland served as a corporate officer and administrative manager of a number of companies, including Amber Energy, Inc., Enertex, Inc., Haley Properties, Inc. and United Oil Services, Inc.

   Darin G. Holderness has served as Assistant Controller since January 1998. From January 1996 to December 1997, Mr. Holderness served as Manager of Financial Reporting for Aquila Gas Pipeline Corporation. From May 1986 to December 1995, Mr. Holderness served as a senior manager and in other staff positions with KPMG LLP.

   Herbert C. Williamson, III has served as a director of Titan since August 1999. Mr. Williamson, since April 1999 to the present, has served as chief financial officer and since August 1998 to present as director of Merlon Petroleum Company, a private oil and gas company involved in exploration and production in Egypt. Mr. Williamson served as Executive Vice President, Chief Financial Officer and director of Seven Seas Petroleum Inc., a publicly traded oil and gas exploration company, from September 1997 to April 1999. From 1995 through September 1997, he served as Director in the Investment Banking Department of Credit Suisse First Boston. Mr. Williamson served as Vice Chairman and Executive Vice President of Parker & Parsley Petroleum Company, a publicly traded oil and gas exploration company (now Pioneer Natural Resources Company) from 1985 through 1995.

Persons who are not currently officers and/or directors of Titan

   Gary Dupriest will serve as Vice President, Production. Since March 1999 he has served as Vice President of the Permian Basin business unit, and he is currently serving as Vice President of Pure Resources. From 1997 to February 1999, he was Union Oil's asset manager for the Permian Basin/Rocky Mountain region. From 1996 to 1997, he was the business unit's exploitation manager. From 1994 to 1996, Mr. Dupriest was Union Oil's South Permian asset manager. He has been employed by Union Oil since 1980.

   Darrell Chessum will serve as a director of Pure Resources. Mr. Chessum has served as Treasurer of Unocal Corporation since 1990.

   Graydon H. Laughbaum, Jr. will serve as a director of Pure Resources. Since July 1, 1999, he has served an advisor to Unocal Corporation on global energy issues. From August 1, 1997 until January 1, 1999, Mr. Laughbaum was Senior Vice President of New Ventures for Unocal Corporation. Prior to his appointment as Senior Vice President, he served as Corporate Vice President of Worldwide Exploration, Vice President for New Ventures in East Asia and Latin America and Vice President of Operations in the Energy Resources Division of Unocal Corporation from 1993 to 1997. Prior to 1993, he served in several management positions with Unocal Corporation. Mr. Laughbaum joined Union Oil as a Geological Engineer in 1964.

   Timothy H. Ling will serve as a director of Pure Resources. He was named Executive Vice President, North America Energy Operations of Unocal Corporation in March 1999 and has served as its Chief Financial Officer since October 1997. Prior to joining Unocal Corporation, he had been an employee of McKinsey & Company since 1989 and a partner of the firm since 1994.

   H D Maxwell will serve as a director of Pure Resources. Prior to retiring in 1993, he served as Chairman of Union Oil Company of Great Britain from 1992. Prior to 1992, he served in several management positions with Unocal Corporation. From 1988 to 1992, Mr. Maxwell was the President of Union Oil's North American Oil and Gas Division. He served as Vice President of Union Oil's Western Region from 1987 to 1988 and as Vice President of the Central Region from 1985 to 1987. He served as Vice President of the MEA Region from 1983 to 1985. During the period from 1976 to 1983, he was the President and Managing Director of Union Oil Company of Great Britain. Mr. Maxwell joined Union Oil in 1960 as a Reservoir Engineer.

   The Pure Resources board of directors will establish a compensation committee and an audit committee. The compensation committee will act on behalf of the board of directors with respect to the compensation of directors and executive officers, and administer some of the company's employee benefit plans. The audit committee will review the scope and results of the audit and other services performed by Pure Resources' independent accountants and report to the board of directors with respect to those matters.

Compensation of Directors

   Pure Resources will pay each director who is not an employee of Pure Resources or Unocal or any Unocal subsidiary (an "outside director") an annual fee of $30,000 and will also reimburse each director for travel, lodging and related expenses they may incur in attending Pure Resources board and committee meetings. Of the persons expected to be directors following the merger, H D Maxwell, Graydon H. Laughbaum, Jr. and the eighth director to be selected by Union Oil and Mr. Hightower will be entitled to receive outside director compensation.

   The annual fee paid to outside directors will be paid in the manner provided in the Pure Resources Equity Plan for Outside Directors. Under the plan, the fee will generally be paid 40% in cash and 60% in Pure Resources common stock at market prices, but an outside director may elect to substitute Pure Resources common stock for some or all of his cash fee. An outside director may also elect to defer payment of some or all of his cash or stock fee, in which case fictional interest and/or dividend credits will be credited to a deferred compensation account. The aggregate number of shares of Pure Resources common stock that may be issued under the plan to all the outside directors over the life of the plan is 200,000, subject to adjustment for events such as stock splits and subsequent amendment. The plan will be administered by a committee appointed by the Pure Resources board and composed solely of three or more directors who are not outside directors.

Executive Compensation

   As provided in the merger agreement, Pure Resources has entered into or agreed to enter into various agreements with, or for the benefit of, those who will be executive officers of Pure Resources after the merger, including an employment agreement with Jack D. Hightower and new severance agreements. For information regarding these matters, see the discussions under "The Merger Agreement - Interests of Certain Persons in the Merger - Employment Agreement", " - New Severance Agreements", " - Management Rights to Require Pure Resources to Purchase Stock" and " - Indemnification of Titan Officers and Directors" beginning on page 34 of this document. Pure Resources has also adopted its 1999 Incentive Plan and granted, subject to forfeiture if consummation of the merger does not occur and/or those persons' do not become officers of Pure Resources, options to the persons who will be its executive officers following the merger. For information regarding the Pure Resources 1999 Incentive Plan and the option grants, see "The Merger Agreement - Pure Resources 1999 Incentive Plan" on page
48. Subject to these arrangements, compensation of executive officers of Pure Resources will be determined by the compensation committee of the Pure Resources board based on recommendations of senior management and such factors as the committee deems relevant. All executive compensation information for executive officers of Titan who will become executive officers of Pure Resources has been incorporated by reference into this document.

Certain Relationships and Related Transactions

   Pure Resources and Titan have entered into various agreements with Union Oil in connection with the merger, as described under "The Merger Agreement" in this document. In addition, Pure Resources has entered or will enter into various agreements with the persons identified in the merger agreement to be officers of Pure Resources after the merger, as described under "The Merger - Interests of Certain Persons in the Merger" on page 34 and "The Merger Agreement - Pure Resources 1999 Incentive Plan" on page 48.

   Information concerning relationships between Titan and some of its officers and directors is included in Titan's Annual Report on Form 10-K for the year ended December 31, 1999, which has been filed with the SEC and incorporated by reference in this document.

   After the merger, Pure Resources may from time to time enter into marketing and other arrangements with Union Oil, including its Unocal Energy Trading business unit. Pure Resources expects that any such arrangements will be on terms no less favorable than could be obtained from an unaffiliated third party.

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

                        BENEFICIAL OWNERSHIP OF TITAN,
                              PURE RESOURCES AND
                          PURE RESOURCES POST MERGER

   Union Oil currently owns all of the issued and outstanding shares of common stock of Pure Resources. The following table sets forth information as of March 31, 2000 with respect to the beneficial ownership of Titan common stock and Pure Resources common stock after giving effect to the merger, as the case may be, of the (1) directors and named executive officers of Titan, (2) executive officers and directors of Titan as a group, and (3) holders of 5% or more of such securities.

                                                             Shares Of Titan         Shares Of Pure Resources
                                                              Common Stock               Common Stock to be
                                                            Beneficially  Owned      Beneficially Owned After
                                                            Prior to the Merger             the Merger
Name Of Beneficial Owner                                    Number    Percent          Number        Percent
------------------------                                   ---------  --------       ----------     --------
Current Directors and Named Executive Officers of Titan
 (1):
Jack D. Hightower (2).................................     4,458,393     11.1%          1,950,338     3.9%
George G. Staley (3)..................................     1,073,380      2.7%            481,436       *
William K. White (4)..................................        55,985        *              95,214       *
Thomas H. Moore (5)...................................       322,824        *             145,480       *
Rodney L. Woodard (6).................................       282,061        *             127,911       *
Dan P. Colwell (7)....................................       264,596        *             120,328       *
William J. Vaughn, Jr. (8)............................       345,041        *                  --       *
Herbert C. Williamson III.............................            --        *                  --       *

Current Executive Officers and Directors of Titan as a     6,968,092     17.3%          3,018,460     6.0%
 Group (12 persons) (9)...............................

Holders of 5% or More Not Named Above:
  Union Oil Company of California.....................            --       --          32,709,067    65.4%
       2141 Rosecrans Avenue, Suite 4000
       El Segundo, California 90245
  Enron Corp. and Joint Energy Development
   Investment Limited Partnership (10)................     3,423,194      8.5%          1,472,766     2.9%
       1400 Smith Street
       Houston, Texas 77002
State Street Research & Management Company (11)            4,058,423     10.1%          1,746,061     3.5%
       One Financial Center, 30th Floor
       Boston, Massachusetts 02111
Schroder Investment Management North America
 Inc. (12)............................................     2,049,800      5.1%            881,888     1.8%
       787 Seventh Avenue, 34th Floor
       New York, New York 10019
Charles M. Royce (13).................................     2,458,970      6.1%          1,057,810     2.1%
       1414 Plaza of the Americas
   New York, New York 10019
Wellington Management Company, LLP (14)...............
       75 State Street                                     3,633,900      9.0%          1,563,418     3.1%
       Boston, Massachusetts 02109

___________
*  Less than 1%.

(1) The business address of each director and executive officer of Titan is c/o Titan Exploration, Inc., 500 West Texas, Suite 200, Midland, Texas 79701.
(2) With respect to Titan shares, includes (a) 4,423,182 shares held by Mr. Hightower, (b) 133,016 shares held by Mr. Hightower's children and (c) 2,195 shares subject to stock options that are exercisable within 60 days.
(3) With respect to Titan shares, includes (a) 1,071,696 shares held by Mr. Staley and (b) 1,684 shares subject to stock options that are exercisable within 60 days.
(4) With respect to Titan shares, includes (a) 3,000 shares held by Mr. White,
    (b) 51,602 shares subject to stock options that are exercisable within 60 days, and (c) 1,383 shares held indirectly through a 401(k) plan.
(5) Includes (a) 321,403 shares held by Mr. Moore and (b) 1,421 shares subject to stock options that are exercisable within 60 days.
(6) With respect to Titan shares, includes (a) 267,237 shares held by Mr. Woodard, (b) 1,421 shares subject to stock options that are exercisable within 60 days, and (c) 13,403 shares held indirectly through a 401(k) plan.
(7) With respect to Titan shares, includes (a) 263,175 shares held by Mr. Colwell and (b) 1,421 shares subject to stock options that are exercisable within 60 days.
(8) With respect to Titan shares, includes (a) 5,500 shares held by Mr. Vaughn,
    (b) 299,287 shares held in trust for Mr. Vaughn and his spouse, and (c) 40,254 shares held by affiliates of Mr. Vaughn.
(9) With respect to Titan shares, includes 67,226 shares that officers and directors as a group have the right to acquire within 60 days through the exercise of options granted under the 1996 incentive plan.
(10)Based upon information reported in a Schedule 13G dated January 20, 1997 filed by Enron Corp. and Joint Energy Development Investments Limited Partnership ("JEDI") with the SEC. The general partner of JEDI is Enron Capital Management Limited Partnership, whose general partner is Enron Capital Corp., an indirect wholly-owned subsidiary of Enron Corp.
(11)Based upon information reported in a Form 13G dated February 7, 2000 filed by State Street Research & Management Company ("State Street"), State Street has sole voting power with respect to 3,822,323 of such shares and has sole dispositive power with respect to all 4,058,423 shares. According to the report, State Street is a registered investment advisor and the reported shares are in fact owned by its clients. No clients of State Street are identified on the report as beneficially owning more than 5% of Titan's common stock. In the report State Street disclaims beneficial ownership of the shares.
(12)Based upon information reported in a Schedule 13G dated February 3, 2000 filed by Schroder Investment Management North America Inc. ("Shroder"), Shroder is a registered investment and has sole voting power with respect to 1,988,000 of such shares and has sole dispositive power with respect to all 2,049,800 shares.
(13)Based upon information reported in a Form 13G dated February 9, 2000 filed by Royce & Associates, Inc. ("R&A"), Royce Management Company ("RMC") and Charles M. Royce. According to the report, R&A has sole voting and dispositive power with respect to 2,409,700 of such shares and RMC has sole voting and dispositive power with respect to 49,000 of such shares. According to the report, Mr. Royce may be deemed to beneficially own these shares.
(14)Based upon information reported in a Form 13G dated February 11, 2000 filed by Wellington Management Company ("WMC"), WMC has shared voting power with respect to 2,911,100 of such shares and has shared dispositive power with respect to all 3,633,900 shares. According to the report, WMC is a registered investment advisor, the reported shares are owned of record by its clients and no such client is known to WMC to beneficially own more than 5% of Titan's common stock.

                  DESCRIPTION OF PURE RESOURCES CAPITAL STOCK

General

     At the time of the merger, the authorized capital stock of Pure Resources will consist of:

     . 200,000,000 shares of Pure Resources common stock, par value $.01 per share, and

     . 10,000,000 shares of Pure Resources preferred stock, par value $.01 per share.

     There are presently 1,000 shares of Pure Resources common stock, par value $.01 per share, issued and outstanding, all of which are owned by Union Oil. After the completion of the contribution and assumption of the Permian Basin business unit, there will be issued and outstanding 32,709,067 shares of Pure Resources common stock, all of which will be owned by Union Oil. Upon consummation of the merger, there will be issued and outstanding approximately 50,000,000 shares of Pure Resources common stock, based on the number of shares of Titan common stock outstanding on January 1, 2000. No shares of preferred stock are issued or outstanding. See "Comparison of Stockholder Rights" for information concerning differences between the capital stock of Pure Resources and the capital stock of Titan.

Common Stock

     Holders of Pure Resources common stock will be entitled to receive dividends out of legally available funds when and if declared by the Pure Resources board and will be entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders. They will not be entitled to cumulative voting rights for the election of directors. The shares of Pure Resources common stock have no preemptive, conversion or other rights to subscribe for or purchase any securities of Pure Resources except as may be provided by contract, including the non-dilution agreement described in this document on page 46. Upon liquidation or dissolution of Pure Resources, the holders of shares of Pure Resources common stock are entitled to share ratably in any of Pure Resources' assets that remain after payment or provision for payment to creditors and holders of preferred stock. All outstanding shares of Pure Resources common stock are fully paid and nonassessable, and the shares of Pure Resources common stock issued in the merger and in exchange for Union Oil's contribution will be fully paid and nonassessable.

Preferred Stock

     The Pure Resources preferred stock may be issued in one or more series. The Pure Resources board may establish attributes of any series, including the designation and number of shares in the series, cumulative or noncumulative dividend rates, voting rights, redemptions, conversion or preference rights, and any other rights and qualifications, preferences and limitations or restriction or shares of a series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Pure Resources without any vote or action by the stockholders and may adversely affect the voting and other rights of the holders of shares of Pure Resources common stock. The specific terms of a particular series of preferred stock will be described in a certificate of designation relating to that series.

Advance Notice Procedure for Stockholder Proposals; Calling of Meeting

     Pure Resources' bylaws establish an advance notice procedure for the nomination of candidates for election as directors as well as for stockholder proposals to be considered at annual meetings of stockholders. As more particularly specified in the bylaws, notice of intent to nominate a director must be delivered to or mailed and received at Pure Resources' principal executive offices as follows:

     . With respect to an election to be held at the annual meeting of stockholders, the notice must be given not less than 90 days in advance of such meeting and must contain specified information concerning the stockholder who intends to make the nomination and the person to be nominated.

     . With respect to an election to be held at a special meeting of stockholders for the election of directors, the notice must be given not later than the close of business on the seventh day following the day on which notice of such meeting is first given to stockholders and must contain specified information concerning the stockholder who intends to make the nomination and the person to be nominated.

     Notice of a stockholder's intent to raise business at an annual meeting must be delivered to or mailed and received by Pure Resources' corporate secretary at its principal executive offices not less than 60 days nor more than 120 days prior to the meeting. These procedures may operate to limit the ability of stockholders to bring business before a stockholders' meeting, including with respect to the nomination of directors or considering any transaction that could result in a change of control.

Special Meetings

     Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a dividend or liquidation preference over the common stock, special meetings of the stockholders for any purpose or purposes may be called only by the chairman of the board, a majority of the entire board of directors or a majority of the votes entitled to be cast by the stockholders entitled to vote at such a meeting. Only business that is specified in the notice of the special meeting of the stockholders will be conducted at the meeting.

Pure Resources is Not Subject to Delaware Anti-takeover Provisions

     As permitted by Delaware law, Pure Resources has elected not to be governed by Section 203 of the Delaware General Corporation Law. Section 203 provides that, if a person acquires 15% or more of the stock of a Delaware corporation without the approval of the board of directors of that corporation, thereby becoming an "interested stockholder," that person may not engage in specified types of transactions with the corporation for a period of three years unless one of the following three exceptions applies:

     . the board of directors approved the acquisition of stock or the transaction prior to the time that the person became an interested stockholder,

     . the person became an interested stockholder and an 85% owner of the voting stock of the corporation in the transaction, excluding voting stock owned by directors who are also officers and specified types of employee stock plans, or

     . the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Transfer Agent and Registrar

     The transfer agent and registrar of Pure Resources' common stock will be First Union National Bank.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Material Federal Income Tax Consequences to the Titan Stockholders

     The following discussion summarizes the material United States federal income tax consequences of the merger to Titan stockholders who are United States citizens or resident individuals and who hold Titan common stock as a capital asset and will hold Pure Resources common stock as a capital asset. The following discussion may not apply to other categories of stockholders, including corporate and foreign stockholders and tax-exempt entities. This discussion does not address any aspect of state, local or foreign taxation. This discussion is based on legislation, regulations, administrative rulings and court decisions, which may be repealed, revoked, or modified, possibly with retroactive effect.

     Thompson & Knight L.L.P., counsel for Titan, has delivered an opinion to the effect that the description of the federal income tax consequences to the Titan stockholders set forth below correctly sets forth the material federal income tax consequences of the merger for such stockholders. This opinion is based upon, among other things, representation letters provided by Titan, Pure Resources and Union Oil to counsel. The representation letters contain customary statements relating to planned dispositions of shares of Pure Resources stock by Titan stockholders and Union Oil, plans on the part of Pure Resources to undertake or cause Titan to undertake transactions outside of the ordinary course of business, and other technical requirements under the Internal Revenue Code of 1986, as amended.

     Based upon such representation letters, it is the opinion of Thompson & Knight L.L.P. that:

     (a) The merger will be treated for federal income tax purposes as a reorganization described in Section 368(a) of the Code and/or a transfer of property to Pure Resources by the Titan stockholders governed by Section 351 of the Code; and

     (b) The exchange in the merger of Titan common stock for Pure Resources common stock will not give rise to gain or loss to the Titan stockholders with respect to such exchange, except to the extent of any cash received instead of fractional shares of Pure Resources common stock.

Titan's obligation to consummate the merger depends on Titan's receipt of written confirmation, dated the closing date, of the opinion contained in this paragraph.

     The foregoing opinion is not binding on the Internal Revenue Service. None of Titan, Pure Resources or Union Oil will request a ruling from the IRS with regard to the tax consequences of the merger.

     The obligation of Union Oil and Pure Resources to consummate the merger depends on their receipt of written confirmation from Union Oil's legal counsel on the closing date that the transfer of the Permian Basin business unit by Union Oil to Pure Resources and the assumption of the related liabilities by Pure Resources will not result in a taxable gain or loss to Union Oil or Pure Resources.

     Because the merger will qualify as a reorganization under Section 368(a) of the Code and/or a transfer of property to Pure Resources by the Titan stockholders governed by Section 351 of the Code as discussed above, in the opinion of Thompson & Knight L.L.P., the following are the material United States federal income tax consequences of the merger to the Titan stockholders:

     (a) The Titan stockholders will recognize no gain or loss by surrendering their Titan common stock in the merger solely for Pure Resources common stock, except for cash received instead of a fractional share interest in Pure Resources common stock.

     (b) The tax basis of Pure Resources common stock the Titan stockholders receive in the merger, including the tax basis of any fractional share interest in Pure Resources common stock, will be the same as the tax basis of the shares of Titan common stock surrendered in the merger.

     (c) The Titan stockholders' holding period of the shares of Pure Resources common stock received in the merger, including the holding period of any fractional share interest in Pure Resources common stock, will include the holding period of the Titan common stock surrendered in the merger.

     (d) If a Titan stockholder receives cash instead of a fractional share interest in Pure Resources common stock, the Titan stockholder will be treated as receiving the cash for the fractional share interest. Accordingly, the Titan stockholder will recognize gain or loss equal to the difference between the amount of cash received and a portion of the tax basis in the Titan common stock allocable to the fractional share interest. The gain or loss will be a capital gain or loss.

     Even if the merger qualifies as a reorganization, a recipient of Pure Resources common stock will recognize gain at the time of the merger if the shares of Pure Resources common stock were received, other than solely in exchange for Titan common stock. A Titan stockholder also will recognize gain if the stockholder is treated as directly or indirectly receiving consideration other than Pure Resources common stock. All or a portion of these gains may be taxable as ordinary income.

     Because this is a summary, it may not address all aspects of federal income taxation that may be relevant to you in light of your particular circumstances and income tax situation. We strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you, including the application of state, local and foreign tax laws and possible future changes in federal tax laws.

Limitation on Use of Titan's Net Operating Loss Carryforwards

     The ability of a corporation that undergoes an "ownership change" to use its pre-merger net operating loss carryforwards for both regular and alternative minimum tax purposes is limited in each future year to a percentage, currently about 5.84%, of the fair market value of the corporation's stock immediately before the ownership change. In general, there is an "ownership change" if, over a three-year period, one or more stockholders who hold 5% or more of the stock of the corporation increase their percentage ownership of the corporation by more than fifty percentage points.

     If taxable income in any year after the ownership change exceeds the relevant percentage of the fair market value of the corporation's stock immediately before the ownership change, the excess income may not be offset by pre-merger net operating losses. If taxable income in any year after the ownership change is less than the relevant percentage of the fair market value of the corporation's stock immediately before the ownership change, the limitation for future years is correspondingly increased. In some circumstances, the limitation may cause net operating losses to be carried forward until they expire unused. Where an ownership change occurs during a taxable year, a corporation with net operating losses must allocate its net operating loss for the year between the pre-change period and the post-change period. The above-described limitation does not apply to the use of net operating losses that arise after the ownership change, although such limitation applies anew each time there is an ownership change.

     As of December 31, 1999, Titan had estimated net operating losses of approximately $51.6 million. Pure Resources believes that an ownership change of Titan will occur as a result of the merger. Accordingly, Titan's ability to use its pre-merger net operating losses in future years may be limited. The actual effect, if any, of this limitation will depend on Titan's taxable income in future years. Thompson & Knight L.L.P. is not rendering an opinion regarding whether an ownership change will occur as a result of the merger or the effect of any such ownership change on Titan's ability to use its net operating losses.

     In addition, Pure Resources' ability to use Titan's pre-merger net operating losses to offset gains on the sale of Pure Resources' assets may be limited. This limitation applies only to the extent that the assets received from Union Oil at the closing of the merger have built-in gain as of such date.

                       COMPARISON OF STOCKHOLDER RIGHTS

     If the merger is consummated, the stockholders of Titan will become stockholders of Pure Resources. The rights of current Titan stockholders following the merger will be governed by the Pure Resources certificate of incorporation and the Pure Resources bylaws rather than the provisions of the certificate of incorporation and bylaws of Titan. The following is a discussion of the material differences between the rights of stockholders of Titan and the rights of stockholders of Pure Resources.

     The following discussion is not intended to be complete and is qualified in its entirety by reference to Delaware law, the Titan certificate and bylaws and the Pure Resources certificate and bylaws. For information on how to obtain copies of the certificates of incorporation and bylaws of the companies, see "Where You Can Find More Information" on page 95.

General

     Titan and Pure Resources are both incorporated in Delaware and, accordingly, the rights of the stockholders of both Pure Resources and Titan are governed by and subject to the provisions of Delaware law. In addition, the Pure Resources certificate of incorporation and bylaws are substantially similar to those of Titan, except as noted below.

Board of Directors

     The certificate of incorporation of Titan provides that the number of directors of Titan shall not be less than four nor more than nine as fixed from time to time by or under the terms of the bylaws of Titan. The Pure Resources certificate of incorporation provides that the number of directors shall be fixed from time to time by or under the terms of the bylaws of Pure Resources. It is expected that the Pure Resources board will consist of eight members after the merger.

     The certificate of incorporation of Titan provides for cumulative voting in the election of directors. Cumulative voting allows a stockholder to cast all of his or her votes in the election of company directors, which are determined by multiplying the number of his shares by the number of director positions being filled, for just one director. Cumulative voting can be used to insure a minority stockholder that he will have a seat on a company's board of directors. The certificate of incorporation of Pure Resources does not provide for cumulative voting.

Stockholder Action by Written Consent

     Delaware law provides that, unless otherwise provided in the articles or certificate of incorporation, any action that may be taken at any meeting of stockholders may be taken without a meeting, prior notice or a vote, if written consents setting forth the action taken are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action if the action were taken at a meeting. The certificate of incorporation of Titan does not contain any provision with respect to action taken by written consent of stockholders without a meeting. Therefore, Titan stockholders may act by less than unanimous written consent. In contrast, the Pure Resources certificate of incorporation permits action to be taken by written consent only with the written consent of the holders of record of all of the outstanding shares of capital stock of Pure Resources.

Stockholder Rights Plan

     Under Titan's Rights Agreement dated as of June 10, 1999 between Titan and First Union National Bank, as Rights Agent, Titan has issued one right to purchase its Series A Junior Participating Preferred Stock for every outstanding share of Titan's common stock. The Rights Agreement remains in effect, and no triggering event has occurred. The merger will not cause a triggering event to occur under the agreement, and the agreement will cease to have effect once the merger is complete. Pure Resources does not have a Rights Agreement and has no present intention to adopt a stockholder rights plan. However, the Pure Resources Board of Directors could do so without stockholder approval at any future time.

Business Combination Statute

     A Delaware corporation may elect not to be governed by Section 203 of the Delaware General Corporation Law, which is described under "Description of Pure Resources Capital Stock" on page 88. Unlike Titan, Pure Resources has elected not to be governed by Section 203.

Control by Majority Stockholder

     Titan is an independent company, with no single stockholder beneficially owning more than 11.1% of its outstanding common stock as of March 31, 2000. After the completion of the merger, Union Oil will own approximately 65.4% of the outstanding Pure Resources common stock and is not prohibited from acquiring more. See "Risk Factors - Pure Resources will be controlled by Union Oil after the merger" for a discussion of Union Oil's control of Titan after the merger. Union Oil will have preemptive rights entitling it to maintain its 65.4% ownership of Pure Resources stock after the merger.

Authorized Capital

     Titan has 70,000,000 authorized shares of stock, consisting of (1) 60,000,000 shares of Titan common stock and (2) 10,000,000 shares of preferred stock having a par value of $0.01 per share. As of January 1, 2000, there were 40,189,843 shares of Titan common stock outstanding. There are no shares of preferred stock outstanding.

     Pure Resources has the authority to issue 210,000,000 shares of capital stock, 200,000,000 of which are Pure Resources common stock and 10,000,000 are preferred stock, par value $0.01 per share. After the completion of the contribution and assumption of the Permian Basin business unit, there will be issued and outstanding 32,709,067 shares of Pure Resources common stock, all of which will be owned by Union Oil. Upon consummation of the merger, there will be issued and outstanding approximately 50,000,000 shares of Pure Resources common stock, based on the number of shares of Titan common stock outstanding on January 1, 2000. Pure Resources has no shares of its preferred stock outstanding as of the date hereof.

                                 LEGAL MATTERS

     The validity of the Pure Resources common stock to be issued to Titan stockholders in the merger will be passed upon by Vinson & Elkins L.L.P. It is a condition to the completion of the merger that Union Oil receive an opinion from Thompson & Knight L.L.P. with respect to the tax treatment of the merger. See "The Merger Agreement - Conditions to the Merger" and "The Merger - Material United States Federal Income Tax Consequences of the Merger."

                                    EXPERTS

     The consolidated financial statements of Titan as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference in this document, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of the Permian Basin business unit as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 have been included herein in reliance upon the reports of PricewaterhouseCoopers LLP, independent certified public accountants, included in this document, and upon the authority of said firm as experts in accounting and auditing.

     Some information included in the financial statements of the Permian Basin business unit has been included herein upon the reliance of the abandonment study of Twatchman Snyder & Byrd, Inc., independent consultants, referred to in such financial statements, and upon the authority of said firm as experts in abandonment estimates.

     Some of the estimates of oil and gas reserves included and incorporated by reference herein were based upon engineering evaluations prepared by Williamson Petroleum Consultants, Inc., independent engineers. Of Titan's total SEC 10% present value, Williamson evaluated properties representing 78%, 77% and 90% of Titan's SEC 10% prevent value for the years ended December 31, 1999, 1998 and 1997, respectively. These estimates are included or incorporated herein in reliance on the authority of such firm as experts in such matters.

     The information in this document concerning estimates of proved oil and gas reserves attributable to the Permian Basin business unit has been prepared by Union Oil's petroleum engineering staff and certified by Gary Dupriest, Vice President of Pure Resources, Inc., and has been included by reference herein in reliance upon the authority of Mr. Dupriest as an expert in the field of petroleum engineering.

                             STOCKHOLDER PROPOSALS

     Titan will hold an annual meeting in the year 2000 only if the merger has not already been completed. If such meeting is held, shareholders' proposals will be eligible for consideration for inclusion in the proxy statement for the 2000 annual meeting pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended, if such proposals are received by Titan before the close of business on June 15, 2000. Notices of shareholders' proposals submitted outside the processes of Rule 14a-8 will be considered timely, pursuant to the advance notice requirement set forth in Titan's bylaws, if such notices are filed with the secretary of Titan not less than 60 nor more than 120 days prior to the meeting in the manner specified in the bylaws.

                      WHERE YOU CAN FIND MORE INFORMATION

     Titan files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information Titan files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Titan's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov".

     Pure Resources filed a registration statement on Form S-4 to register with the SEC the Pure Resources common stock to be issued to Titan stockholders in the merger. This document is a part of that registration statement and constitutes a prospectus of Pure Resources in addition to being a proxy statement of Titan for the Titan meeting. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows Titan to "incorporate by reference" information into this document, which means that Titan disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in, or incorporated by reference in, this document. This document incorporates by reference the documents set forth below that Titan has previously filed with the SEC. These documents contain important information about Titan and its finances.

     1. Annual Report on Form 10-K for the Year ended December 31, 1999 (File No. 000-21843), as amended by Amendment No. 1 to Form 10-K filed April 12, 2000.

     Titan has filed its certificate of incorporation and bylaws with the SEC as follows:

     . Certificate of Incorporation of Titan - filed as Exhibit 3.1 to Titan's Registration Statement on Form S-1, Registration No. 333-14029.

     . Certificate of Amendment of Certificate of Incorporation of Titan - filed as Exhibit 3.1.1 to Titan's Registration Statement on Form S-1, Registration No. 333-14029.

     . Bylaws of Titan - filed as Exhibit 3.2 to Titan's Registration Statement on Form S-1, Registration No. 333-14029.

     . Amendment to the Bylaws of Titan - filed as Exhibit 3 to Titan's Current Report on Form 8-K filed on June 11, 1999 (date of event June 10, 1999).

     We are also incorporating by reference additional documents that we file with the SEC between the date of this document and the date of the merger.

     Titan has supplied all information contained or incorporated by reference in this document relating to Titan, and Union Oil has supplied all such information relating to the Permian Basin business unit and Pure Resources.

     If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them by contacting Titan directly, or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this document. Stockholders may obtain documents incorporated by reference in this document by requesting them in writing, by e-mail or by telephone from the appropriate party at the following address:

     Titan Exploration, Inc.
     500 West Texas, Suite 200
     Midland, Texas 79701
     Attention: William K. White
     (915) 498-8600
     E-mail: investorrels@titanexp.com

     You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated April 19, 2000. You should not assume that the information contained in this document is accurate as of any date other than such date, and neither the mailing of this document to stockholders nor the issuance of Pure Resources common stock in the merger shall create any implication to the contrary.


                            By Order of the Board of Directors


                            Susan D. Rowland, Secretary

April 19, 2000
Midland, Texas

                        COMMONLY USED OIL AND GAS TERMS

     "Bbl" or "barrel" means a U.S. 42 gallon barrel.

     "Bcf" means billion cubic feet.

     "Bcfe" means billion equivalent cubic feet of gas, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 Bbl of oil.

     "BOE" means equivalent barrels of oil, calculated at a ratio of 6 Mcf to 1 Bbl of oil.

     "Development well" means a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

     "Exploratory well" means a well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

     "Gross," when used with respect to acres or wells, refers to the total acres or wells in which the company has a working interest.

     "Horizontal drilling" means a drilling technique that permits the operator to contact and intersect a larger portion of the producing horizon than conventional vertical drilling techniques and can result in both increased production rates and greater ultimate recoveries of hydrocarbons.

     "MBbls" means thousand barrels.

     "Mcf" means thousand cubic feet.

     "Mcfe" means thousand equivalent cubic feet of gas, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 Bbl of oil.

     "MMBbls" means million barrels.

     "MMcf" means million cubic feet.

     "MMcfe" means million equivalent cubic feet, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 Bbl of oil.

     "Net," when used with respect to acres or wells, refers to gross acres of wells multiplied, in each case, by the percentage working interest owned by the company.

     "Net production" means production that is owned by the company less royalties and production due others.

     "Oil" means crude oil or condensate.

     "Operator" means the individual or company responsible for the exploration, development, and production of an oil or gas well or lease.

     "Proved developed reserves" means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     "Proved reserves" means the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.

Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and
     (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          (iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

     "Recompletion" means the completion for production of an existing well bore in another formation from that in which the well has been previously completed.

     "Reserves" means proved reserves.

     "Reservoir" means a porous and permeable underground formation containing a natural accumulation of producible oils and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

     "Royalty" means an interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

     "3-D seismic" means seismic data that are acquired and processed to yield a three-dimensional picture of the subsurface.

     "SEC 10% present value" means the pretax present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

     "Standardized measure of discounted future net cash flows" is the SEC 10% present value defined above, less applicable income taxes.

     "Tertiary recovery" means enhanced recovery methods for the production of oil or gas. Enhanced recovery of crude oil requires a means for displacing oil from the reservoir rock, modifying the properties of the fluids in the reservoir and/or the reservoir rock to cause movement of oil in an efficient manner, and providing the energy and drive mechanism to force its flow to a production well. The company injects chemicals or energy as required for displacement and for the control of flow rate and flow pattern in the reservoir, and a fluid drive is provided to force the oil toward a production well.

     "Working interest" means an interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties. For example, the owner of a 100% working interest in a lease burdened only by a landowner's royalty of 12.5% would be required to pay 100% of the costs of a well but would be entitled to retain 87.5% of the production.

     "Workover" means operations on a producing well to restore or increase production.

                         INDEX TO FINANCIAL STATEMENTS

Financial Statements of Union Oil's Permian Basin Business Unit:                                    Page
                                                                                                    ----
     Report of Independent Accountants                                                              F-2

     Balance Sheets at December 31, 1999 and 1998                                                   F-3

     Statements of Earnings for the years ended December 31, 1999, 1998 and 1997                    F-4

     Statements of Owner's Net Investment for the years ended December 31, 1999, 1998 and  1997     F-5

     Statements of Cash Flows for the years ended December 31, 1999, 1998 and 1997                  F-6

     Notes to Financial Statements                                                                  F-7

     Supplemental Information on Oil and Gas Exploration and Production Activities (unaudited)      F-14

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Union Oil Company of California:

We have audited the accompanying balance sheet of Union Oil's Permian Basin business unit as of December 31, 1999 and 1998, and the related statements of earnings, cash flows, and owner's net investment for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the management of Union Oil Company of California. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Union Oil's Permian Basin business unit as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.


PricewaterhouseCoopers LLP



Houston, Texas
March 10, 2000

                    Union Oil's Permian Basin Business Unit
                                Balance Sheets
                            In Thousands of Dollars

                                                                              December 31,
                                                                          --------------------
                                                                            1999       1998
----------------------------------------------------------------------------------------------
Assets
Property, plant and equipment, net (on the basis of successful efforts     $291,810   $306,730
 accounting)
Receivables for under-delivered gas                                           2,880      4,540
                                                                           --------   --------
Total assets                                                               $294,690   $311,270
                                                                           ========   ========

Liabilities and Owner's Net Investment
Deferred income taxes                                                      $ 73,711   $ 71,637
Accrued abandonment, restoration and environmental liabilities               11,613      9,817
Liabilities for over-delivered gas                                            6,742      5,690
                                                                           --------   --------
Total liabilities                                                            92,066     87,144
Commitments and contingencies (Note 7)                                            -          -
Owner's net investment                                                      202,624    224,126
                                                                           --------   --------
Total liabilities and owner's net investment                               $294,690   $311,270
                                                                           ========   ========

   The accompanying notes are an integral part of these financial statements

                    Union Oil's Permian Basin Business Unit
                             Statements of Earnings
                            In Thousands of Dollars

                                                 For the year ended December 31,
                                                --------------------------------
                                                   1999       1998       1997
--------------------------------------------------------------------------------
Revenues:
  Crude oil sales                                 $ 64,613   $ 52,609   $ 75,162
  Natural gas sales                                 48,633     53,186     62,671
  Other revenues                                       880      1,161        415
                                                  --------   --------   --------
     Total revenues                                114,126    106,956    138,248
Costs and expenses:
  Depreciation, depletion and amortization          33,393     33,139     37,552
  Production and operating expense                  32,268     39,430     36,538
  General and administrative expense                 7,836      7,674      8,264
  Impairment of property, plant and equipment          345      7,387      9,562
  Property and other operating taxes                 8,579      8,881     11,621
  Exploration expense                                3,112      2,949        829
  Dry hole costs                                     2,120        674        529
                                                  --------   --------   --------
     Total costs and expenses                       87,653    100,134    104,895
Earnings before income taxes                        26,473      6,822     33,353
  Income taxes                                       8,685      1,780     11,180
                                                  --------   --------   --------
     Net earnings                                 $ 17,788   $  5,042   $ 22,173
                                                  ========   ========   ========

   The accompanying notes are an integral part of these financial statements

                    Union Oil's Permian Basin Business Unit
                     Statements of Owner's Net Investment
                            In Thousands of Dollars

Owner's net investment at December 31, 1996              $243,542
   Net earnings for the year ended December 31, 1997       22,173
   Settlements with owner, net                            (41,406)
                                                         --------
Owner's net investment at December 31, 1997               224,309
   Net earnings for the year ended December 31, 1998        5,042
   Settlements with owner, net                             (5,225)
                                                         --------
Owner's net investment at December 31, 1998               224,126
   Net earnings for the year ended December 31, 1999       17,788
   Settlements with owner, net                            (39,290)
                                                         --------
Owner's net investment at December 31, 1999              $202,624
                                                         ========

   The accompanying notes are an integral part of these financial statements

                    Union Oil's Permian Basin Business Unit
                           Statements of Cash Flows
                            In Thousands of Dollars


                                                                         For the year ended December 31,
                                                                       ----------------------------------
                                                                           1999        1998        1997
---------------------------------------------------------------------------------------------------------
Net earnings                                                              $ 17,788   $  5,042    $ 22,173
Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation, depletion and amortization                                  33,393     33,139      37,552
  Impairment of property, plant and equipment                                  345      7,387       9,562
  Deferred income taxes                                                      2,074      1,626      (5,487)
  Dry hole costs                                                             2,120        674         529
  Loss (gain) on sales of property, plant and equipment                         63       (106)        (58)
Changes in assets and liabilities:
  Accrued abandonment, restoration and environmental liabilities              (464)      (252)       (157)
  Receivables for under-delivered gas                                        1,660        (48)       (803)
  Liabilities for over-delivered gas                                         1,052       (188)        262
  Other                                                                        372       (157)       (185)
                                                                          --------   --------    --------
Net cash provided by operating activities, excluding certain working        58,403     47,117      63,388
  capital changes                                                         --------   --------    --------
Investing activities:
  Proceeds from sales of property, plant and equipment                         314        720       1,313
  Capital expenditures (includes dry hole costs)                           (19,427)   (42,612)    (23,295)
                                                                          --------   --------    --------
Net cash used in investing activities                                      (19,113)   (41,892)    (21,982)
                                                                          --------   --------    --------
Financing activities:
  Settlements with owner, net                                              (39,290)    (5,225)    (41,406)
                                                                          --------   --------    --------
Net cash used in financing activities                                      (39,290)    (5,225)    (41,406)
                                                                          --------   --------    --------
Net increase (decrease) in cash and cash equivalents                             -          -           -
Cash and cash equivalents at beginning of period                                 -          -           -
                                                                          --------   --------    --------
Cash and cash equivalents at end of period                                $      -   $      -    $      -
                                                                          ========   ========   =========

   The accompanying notes are an integral part of these financial statements

                    Union Oil's Permian Basin Business Unit
                         Notes to Financial Statements
                            In Thousands of Dollars

================================================================================

Note 1 - Business Operations and Basis of Presentation

The Permian Basin business unit ("Permian Basin business unit") operates as a business unit of Union Oil Company of California ("Union Oil"). The Permian Basin business unit is engaged in the exploration, development and production of oil and natural gas in the Permian Basin of the western portion of the state of Texas and San Juan Basin areas of New Mexico and Colorado.

On December 13, 1999, Union Oil entered into an Agreement and Plan of Merger with Titan Exploration, Inc. to merge Union Oil's newly created wholly-owned subsidiary, Pure Resources, Inc., with Titan. Simultaneously with the merger, Union Oil will contribute its Permian Basin business unit properties to Pure Resources, Inc. in exchange for the assumption of related liabilities and for 32,708,067 shares of Pure Resources, Inc. common stock, approximately 65.4% ownership. The remaining 34.6% ownership will be acquired by current holders of Titan common stock by exchanging each share of Titan common stock they own for
 .4302314 of a share of Pure Resources, Inc. common stock.

The accompanying financial statements are presented as a carve-out from the financial statements of Union Oil and reflect the activity related to its Permian Basin business unit during the periods presented. General and administrative expenses in the statement of earnings represent allocations of Union Oil's corporate overhead costs. Results of operations excluding these overhead costs were $34,309, $14,496 and $41,617 for the years ended December 31, 1999, 1998 and 1997, respectively. In addition, production and other operating expenses in the statement of earnings includes allocations of Union Oil's indirect production costs of $2,374, $3,625, and $2,359 for the years ended December 31, 1999, 1998, and 1997, respectively. Exploration expenses in the statement of earnings include allocations of Union Oil's indirect exploration costs of $2,062, $1,525, and $829 as of December 31, 1999, 1998, and 1997, respectively. These costs were allocated based on each business unit's share of total revenues from Union Oil. Management believes that such allocations are reasonable and that actual costs would not have been materially different if the Permian Basin business unit would have operated as an unaffiliated company.

Union Oil provides cash management services to the Permian Basin business unit through a centralized treasury system with the associated transactions recorded via the intercompany accounts. The Permian Basin business unit does not maintain cash balances, and no interest is charged or received. The Permian Basin business unit's net cash settlement with Union Oil and amounts for allocated costs from Union Oil are included in the owner's net investment on the balance sheet.

As a result of cash management services referred to in the paragraph above, Union Oil does not allocate specific working capital components to the Permian Basin business unit. Cash flow from operations does not include the effect of changes in certain working capital accounts. The amounts are included in settlements with owners, net.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates - The financial statements are prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Although management believes these estimates are reasonable, actual results could differ from those estimates.

Impairment of Assets - The Permian Basin business unit's long-lived assets are reviewed for impairment quarterly for events or changes in circumstances that indicate that the carrying amount of an asset may not be recoverable in accordance with FASB 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Long-lived assets are reviewed for potential impairments at the lowest level for which there are identifiable cash flows that are largely independent of other groups of assets.

The review is done by determining if the historical cost of proved properties less the applicable accumulated depreciation, depletion and amortization and abandonment is less than the estimated undiscounted future cash flows. The expected future cash flows are estimated based on management's plans to continue to produce and develop proved

                    Union Oil's Permian Basin Business Unit
                         Notes to Financial Statements
                            In Thousands of Dollars

================================================================================

and associated risk-adjusted probable reserves. Expected future cash flow from the sale of production of reserves is calculated based on management's best estimate of future oil and gas prices using market-based information. The estimated future level of production is based on assumptions surrounding future levels of prices and costs, field decline rates, market demand and supply, and the economic and regulatory climates.

When the carrying value exceeds such cash flows, an impairment loss is recognized for the difference between the estimated fair market value and the carrying value of the assets. The fair market value is defined as the amount at which the asset could be sold to a willing third party or, if unavailable, the expected future cash flows discounted at 10%.

Oil and Gas Exploration and Development Costs - The Permian Basin business unit follows the successful-efforts method of accounting for its oil and gas activities.

Acquisition costs of exploratory acreage are capitalized. Full amortization of such costs related to the portion of unproved properties is provided over the shorter of the exploratory period or the lease holding period. Costs of successful leases are transferred to proved properties. Exploratory drilling costs are initially capitalized. If exploratory wells are determined to be commercially unsuccessful, the related costs are expensed. If, after one year from the completion of drilling, a determination that proved reserves have been found cannot be made, the exploratory well is assumed to be impaired, and its costs are charged to dry hole expense. The cost of exploratory wells that find oil and gas reserves in an area requiring a major capital expenditure to begin production remain capitalized if sufficient reserves were found to justify the wells completion if required capital expenditures were made and drilling of the additional exploratory wells is under way or firmly planned for the near future. Geological and geophysical costs for exploration and leasehold rentals for unproved properties are expensed.

Development costs of proved properties, including unsuccessful development wells, are capitalized.

Depreciation, Depletion and Amortization - Depreciation, depletion and amortization related to proved oil and gas properties and estimated future abandonment and removal costs for producing facilities are calculated at unit-of-production rates based upon estimated proved developed reserves. Depreciation of other properties is generally on a straight-line method using various rates based on estimated useful lives.

Maintenance and Repairs - Expenditures for maintenance and repairs are expensed. In general, improvements are charged to the respective property accounts.

Retirement and Disposal of Properties - Upon retirement of facilities depreciated on an individual basis, remaining book values are charged to depreciation expense. For facilities depreciated on a group basis, remaining book values are charged to accumulated depreciation. Gains or losses on sales of properties are included in current earnings.

Income Taxes - The Permian Basin business unit uses the liability method for reporting income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate in effect when taxes are actually paid or recovered. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities. Deferred tax assets are also provided for certain tax credit carryforwards. A valuation allowance to reduce deferred tax assets is established when deemed appropriate.

Environmental Expenditures - Expenditures that relate to existing conditions caused by past operations are expensed.

Liabilities related to environmental assessments and future remediation costs are recorded when such liabilities are probable and the amounts can be reasonably estimated. The Permian Basin business unit considers a site to present a probable liability when an investigation has identified environmental remediation requirements for which the Permian

                    Union Oil's Permian Basin Business Unit
                         Notes to Financial Statements
                            In Thousands of Dollars

================================================================================

Basin business unit is responsible. The timing of accruing for remediation costs generally coincides with the Permian Basin business unit's completion of investigation or feasibility work and its recommendation of a remedy or commitment to an appropriate plan of action.

Environmental liabilities are not discounted or reduced by possible recoveries from third parties.

Revenue Recognition - Revenues from the sale of crude oil and natural gas liquids produced are generally recognized upon the passage of title, net of royalties and net profits interests. Revenues from natural gas production are generally recorded using the entitlement method, net of royalties and net profits interests.

Note 3 - Accrued Abandonment, Restoration and Environmental Liabilities

At December 31, 1999 and 1998, the Permian Basin business unit accrued $11,271 and $9,317, respectively, for the estimated future costs to abandon and remove wells and production facilities. In accordance with the accounting policy, the amounts were charged to depreciation, depletion and amortization expense. The total amount charged to operations for abandonment are predominantly accrued on a unit-of-production basis and are estimated to be approximately $29,537 and $34,911 at December 31, 1999 and 1998, respectively. This estimate is based on abandonment cost studies performed in conjunction with third parties.

The Permian Basin business unit's reserve for environmental remediation obligations totaled $342 and $500 as of December 31, 1999 and 1998, respectively.

Note 4 - Impairment of Property, Plant and Equipment

The Permian Basin business unit evaluates the impairment of its oil and gas properties on a quarterly basis for events or changes in circumstances that indicate an asset's carrying amount may not be recoverable.

The Permian Basin business unit recorded pre-tax charges of $345, $7,387 and $9,562 for the years ended December 31, 1999, 1998 and 1997, respectively. The 1998 impairments resulted from reserve revisions and decreased cash flows related to severely decreased commodity prices. The 1997 impairment resulted from higher estimated production expenses causing decreased cash flows and reserve revisions for the North Cowden field in Ector County, Texas.

Note 5 - Income Taxes

The Permian Basin business unit's results of operations are included in the consolidated federal and state income tax returns of Union Oil. Income taxes are computed on a separate-return basis using the liability method as prescribed in Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Any resulting current tax liability or refund is settled with Union Oil through Union Oil's investment in the Permian Basin business unit. A valuation allowance to reduce deferred tax assets is established when deemed appropriate.

                    Union Oil's Permian Basin Business Unit
                         Notes to Financial Statements
                            In Thousands of Dollars

================================================================================

The components of the income tax provision were as follows:

                                        1999           1998           1997
================================================================================
 Current:

    Federal                          $     5,857     $        65   $    14,937

    State                                    753              89         1,730
                                     -----------     -----------   -----------
        Total                              6,610             154        16,667
                                     -----------     -----------   -----------
 Deferred:

    Federal                                1,875           1,469        (4,958)

    State                                    200             157          (529)
                                     -----------     -----------   -----------
        Total                              2,075           1,626        (5,487)
                                     -----------     -----------   -----------
 Total income taxes                  $     8,685     $     1,780   $    11,180
                                     ===========     ===========   ===========

The following table is a reconciliation of income taxes at the federal statutory income tax rate to income taxes as reported on the statement of earnings:

                                        1999           1998           1997
================================================================================

 Federal statutory rate                       35%             35%           35%
 Provision for income taxes on book
 income at statutory rate            $     9,266     $     2,388   $    11,673

 State income tax (net of federal
 effect)                                     619             160           781
 Tax credit                               (1,200)           (768)       (1,274)
                                     -----------     -----------   -----------
 Total income taxes                  $     8,685     $     1,780   $    11,180
                                     ===========     ===========   ===========

The significant components of deferred income tax assets and liabilities included in the balance sheet at December 31, 1999 and 1998 were as follows:


                                                  1999           1998
================================================================================
 Deferred tax assets (liabilities)

    Depreciation, depletion and
    amortization                             $      (77,916)   $     (75,112)

    Future abandonment costs                          4,205            3,475
                                             --------------    -------------
 Total deferred income taxes                 $      (73,711)   $     (71,637)
                                             ==============    =============

                    Union Oil's Permian Basin Business Unit
                         Notes to Financial Statements
                            In Thousands of Dollars

================================================================================

Note 6 - Lease Rental Obligations

Future minimum rental payments for operating leases having initial or remaining noncancellable lease terms in excess of one year for office space, storage charges and leased office equipment are as follows at December 31, 1999:

================================================================================
  2000                                                           $         555

  2001                                                                     514

  2002                                                                     402

  2003                                                                     405

  2004                                                                     399

  Balance                                                                1,040
                                                                 -------------
  Total minimum lease rental payments                            $       3,315
                                                                 =============

Net operating lease rental expense was as follows:


                                        1999           1998           1997
================================================================================
Fixed rentals                      $         566    $       505    $       485
                                   =============    ===========    ===========
Total rental expense               $         566    $       505    $       485
                                   =============    ===========    ===========

Note 7 - Commitments and Contingencies

The Permian Basin business unit is subject to contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving environmental, tax and other matters, certain of which are discussed more specifically below. The Permian Basin business unit accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Permian Basin business unit's estimates of the outcomes of these matters and its experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which management believes will not have a material effect on the Permian Basin business unit's results of operations and financial condition or liquidity.

Environmental matters - The Permian Basin business unit is subject to loss contingencies pursuant to federal, state and local environmental laws and regulations. These include existing and possible future obligations to investigate the effects of the release or disposal of certain petroleum, chemical and mineral substances at various sites; to remediate or restore these sites; to compensate others for damage to property and natural resources, for remediation and restoration costs and for personal injuries; and to pay civil penalties and, in some cases, criminal penalties and punitive damages. These obligations relate to sites owned by the Permian Basin business unit or others and are associated with past and present operations.

Liabilities are accrued when it is probable that future costs will be incurred and such costs can be reasonably estimated. However, in many cases, investigations are not yet at a stage where the Permian Basin business unit is able to determine whether it is liable or, even if liability is determined to be probable, to quantify the liability or estimate a range of possible exposure. In such cases, the amounts of the Permian Basin business unit's liabilities are indeterminate due to the potentially large number of claimants for any given site or exposure, the unknown magnitude of possible contamination, the imprecise and conflicting engineering evaluations and estimates of proper clean-up methods and costs, the unknown timing and extent of the corrective actions that may be required, the uncertainty attendant to the possible award of punitive damages, the recent judicial recognition of new causes of action, or other reasons.

                    Union Oil's Permian Basin Business Unit
                         Notes to Financial Statements
                            In Thousands of Dollars

================================================================================

As discussed in Note 3, the Permian Basin business unit had accrued $342 and $500 at December 31, 1999 and 1998, respectively, for estimated future environmental assessment and remediation costs at various sites where liabilities for such cost are probable.

Other matters - The Permian Basin business unit also has certain other contingent liabilities with respect to litigation, claims and contractual agreements arising in the ordinary course of business. The Permian Basin business unit's results of operations for a given reporting period, on the basis of management's best assessment of the ultimate amount and timing of these events, such expenses, or judgments, are not expected to have a material adverse effect on the Permian Basin business unit's financial condition or liquidity.

Note 8 - Related Party Transactions

The Permian Basin business unit has entered into transactions with Unocal Energy Trading Inc. ("Trading"), another business unit of Union Oil, for the majority of its sales of crude oil and natural gas. The majority of the products of the Permian Basin business unit are sold to Trading in the ordinary course of business at prices based on spot prices at the beginning of each month. For the years ended December 31, 1999, 1998 and 1997, sales to Trading were $93,359, $81,735 and $99,485, respectively.

Note 9 - Employee Benefits Expenses

The employees of the Permian Basin business unit are included in various employee benefits plans of Union Oil. These plans include the Union Oil Retirement Plan, employee and retiree medical, dental and life insurance plan, 401(k) and other such benefits. For purposes of these carved-out financial statements, the Permian Basin business unit is considered a participant in multi-employer benefit plans.

The Permian Basin business unit's allocated share of employees benefit expenses is $2,267, $2,355 and $2,074 for the years ending December 31, 1999, 1998 and 1997, respectively. No charges have been made to the Permian Basin business unit by Union Oil for the qualified Union Oil Retirement as the plan is in an overfunded position for the periods stated above. Union Oil retains all liabilities associated with these plans.

                    Union Oil's Permian Basin Business Unit
                         Notes to Financial Statements
                            In Thousands of Dollars

================================================================================

Note 10 - Properties and Capital Leases

Investments in owned and capitalized leased properties at December 31, 1999 and 1998 are shown below.

                                                                                          Depreciation,
                                                                                          Depletion and
  Oil and gas properties:                              Historical Cost                    Amortization             Net
====================================================================================================================================
  At December 31, 1999
         Land                                        $         75,574                 $      (52,304)          $      23,270

         Wells, related equipment and
                  facilities (1)                              748,760                       (487,067)                261,693

         Uncompleted wells, related
                  equipment and facilities (2)                  6,847                              -                   6,847
                                                     ----------------                 --------------           -------------
  Total oil and gas properties                       $        831,181                 $     (539,371)          $     291,810
                                                     ================                 ==============           =============

====================================================================================================================================
  At December 31, 1998

         Land                                        $         75,420                 $      (50,419)          $      25,001

         Wells, related equipment and
                  facilities (1)                              730,231                       (458,436)                271,795

           Uncompleted wells, related                           9,934                              -                   9,934
                  equipment and facilities (2)
                                                     ----------------                 --------------           -------------
  Total oil and gas properties                       $        815,585                 $     (508,855)          $     306,730
                                                     ================                 ==============           =============

________________________
(1) Wells, related equipment and facilities include costs associated with successful exploratory wells, successful and unsuccessful development wells, and other development costs of proved properties.

(2) Uncompleted wells, related equipment and facilities include exploratory and development wells in the process of being drilled, as well as other development costs of proved properties that are in the process of being installed/completed.

                    Union Oil's Permian Basin Business Unit
Supplemental Information on Oil and Gas Exploration and Production Activities
                                  (unaudited)

--------------------------------------------------------------------------------

Oil and Gas Reserve Data

Estimates of physical quantities of oil and gas reserves, which are located in the western portion of the State of Texas and San Juan Basin areas of New Mexico and Colorado, were determined by the Permian Basin business unit engineers for the years 1999, 1998 and 1997. As defined by the Securities and Exchange Commission, proved oil and gas reserves are the estimated quantities of crude oil and condensate and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Accordingly, these estimates do not include probable or possible reserves. Estimated oil and gas reserves are based on available reservoir data and are subject to future revision. Proven reserve quantities exclude royalty interests owned by others.

                                             Crude Oil and
                                               Condensate        Natural Gas
 Estimated Proved Reserves                      (MBBls)            (MMcf)
=============================================================================
 At December 31, 1996                             47,211              340,425
       Revisions of estimates                     (2,313)              (5,751)
       Improved recovery                           1,816                  996
       Discoveries and extensions                    236               15,213
       Purchases of minerals-in-place                107                  621
       Sales of minerals-in-place                    (92)              (2,176)
       Production                                 (4,021)             (28,367)
=============================================================================
 At December 31, 1997                             42,944              320,961
       Revisions of estimates                     (4,567)              14,897
       Improved recovery                           3,383                4,480
       Discoveries and extensions                    399               19,548
       Purchases of minerals-in-place                405                  139
       Sales of minerals-in-place                    (35)                (836)
       Production                                 (3,991)             (29,962)
=============================================================================
 At December 31, 1998                             38,538              329,227
       Revisions of estimates                      4,049               13,464
       Improved recovery                               -                    -
       Discoveries and extensions                    962               26,290
       Purchases of minerals-in-place                 94                  921
       Sales of minerals-in-place                     (2)                 (28)
       Production                                 (3,659)             (28,899)
=============================================================================
At December 31, 1999                              39,982              340,975
=============================================================================
Proved Developed Reserves
=============================================================================
December 31, 1996                                 44,976              314,177
December 31, 1997                                 41,633              297,357
December 31, 1998                                 36,763              310,775
December 31, 1999                                 38,225              308,944

                    Union Oil's Permian Basin Business Unit
Supplemental Information on Oil and Gas Exploration and Production Activities
                                  (unaudited)

--------------------------------------------------------------------------------

Costs Incurred

Costs incurred in oil and gas property acquisition, exploration and development activities, both capitalized and charged to expense, are shown below. Data for the Permian Basin business unit's capitalized costs related to oil and gas exploration and production activities are presented in Note 10.

  In thousands of dollars               1999           1998           1997
================================================================================
  Property acquisition:

        Proved                       $      676    $    1,254     $     112

        Unproved                             88         1,217         2,842

  Exploration                             4,519         6,592         1,694

  Development                            17,256        36,499        19,377
                                     ----------    ----------     ---------
            Total costs incurred     $   22,539    $   45,562     $  24,025
                                     ==========    ==========     =========

Present Value of Future Net Cash Flow

The present value of future net cash flows from proved oil and gas reserves for the years 1999, 1998 and 1997 are presented below. Revenues are based on estimated production of proved reserves from existing and planned facilities and on prices of oil and gas at year end. Development and production costs related to future production are based on year end cost levels and assume continuation of existing economic conditions. Income tax expense is computed by applying the appropriate year end statutory tax rates to pre-tax future cash flows less recovery of the tax basis of proved properties, and reduced by applicable tax credits.

The Permian Basin business unit cautions readers that the data on the present value of future net cash flow of oil and gas reserves are based on many subjective judgments and assumptions. Different, but equally valid, assumptions and judgments could lead to significantly different results. Additionally, estimates of physical quantities of oil and gas reserves, future rates of production and related prices and costs for such production are subject to extensive revisions and a high degree of variability as a result of economic and political changes. Any subsequent price changes will alter the results and the indicated present value of oil and gas reserves. It is the opinion of the Permian Basin business unit that this data can be highly misleading and may not be indicative of the value of underground oil and gas reserves.

  In thousands of dollars               1999           1998           1997
===============================================================================
  Revenues                            $ 1,560,792   $  918,143      $ 1,374,458

  Production costs                       (677,415)    (540,009)        (699,008)

  Development Costs (a)                   (57,485)     (50,060)         (81,336)

  Income tax expense                     (276,675)     (89,847)        (197,285)
                                      -----------   ----------      -----------
  Future net cash flows                   549,217      238,227          396,829

  10% annual discount                    (244,126)     (93,760)        (171,553)
                                      -----------   ----------      -----------
  Present value of future net
  cash flows                          $   305,091   $  144,467      $   225,276
                                      ===========   ==========      ===========

__________________
(a) Includes dismantlement and abandonment costs of $34,932, $32,288 and $36,069 for the years ended December 31, 1999, 1998 and 1997, respectively.

                    Union Oil's Permian Basin Business Unit
Supplemental Information on Oil and Gas Exploration and Production Activities
                                  (unaudited)

================================================================================

Changes in Present Values of Future Net Cash Flows

  In thousands of dollars                                                  1999                1998                1997
====================================================================================================================================
  Present value at the beginning of year                              $     144,467       $     225,276        $    493,076
  Discoveries and extensions, net of estimated future costs                  31,312              19,476              24,893
  Purchases of proved reserves                                                1,196                  81                 698
  Sales of proved reserves                                                      (13)             (1,190)             (2,956)
  Revisions to prior estimates:
     Prices net of estimated changes in production costs                    257,885             (99,788)           (308,420)
     Future development costs                                               (14,321)            (26,201)            (30,722)
     Quantity estimates                                                      32,698              (5,347)            (11,790)
     Production schedules and other                                          (6,020)            (33,539)            (51,501)
  Accretion of discount                                                      15,452              27,251              58,281
  Development costs related to beginning of year reserves                    17,256              36,499              19,377
  Sales of oil and gas, net of production costs of $40,847 in               (72,399)            (57,484)            (89,674)
       1999, $48,311 in 1998 and $48,159 in 1997
  Net of changes in income taxes                                           (102,422)             59,433             124,014
                                                                      -------------      --------------        ------------
  Present value at the end of year                                    $     305,091      $      144,467        $    225,276
                                                                      =============      ==============        ============

Capitalized Cost

  In thousands of dollars                             1999            1998
================================================================================
  Oil and gas operations:

      Proved oil and gas properties                $ 827,340       $ 809,526

      Unproved oil and gas properties                  3,841           6,059
                                                   ---------       ---------
         Total oil and gas properties                831,181         815,585
                                                   ---------       ---------
      Accumulated depreciation, depletion and
      amortization                                   (539,371)      (508,855)
                                                   ----------      ---------
  Net capitalized costs for oil and gas
  properties                                       $  291,810      $ 306,730
                                                   ==========      =========

                                                                         ANNEX A
                                                                         -------

                             PETRIE PARKMAN & Co.
                           7450 Texas Commerce Tower
                             Houston, Texas 77002
                       713/650-3383 . Fax: 713/650-8461

                               December 13, 1999

The Board of Directors
Titan Exploration, Inc.
500 W. Texas, Suite 500
Midland, Texas 79701

Members of the Board:

    Union Oil Company of California, a California corporation ("Union Oil"), Pure Energy Resources, Inc., a newly-formed Delaware corporation and wholly-owned subsidiary of Union Oil (the "Company"), TRH, Inc., a newly-formed Delaware corporation and wholly-owned subsidiary of the Company ("Sub"), and Titan Exploration, Inc., a Delaware corporation ("Titan"), propose to enter into an agreement and plan of merger, dated as of December 13, 1999 (the "Merger Agreement"), which provides for, among other things, the merger (the "Merger") of Sub with and into Titan, as a result of which Titan will become a wholly-owned subsidiary of the Company. Upon consummation of the Merger, each share of common stock, par value $0.01 per share (the "Titan Common Stock"), of Titan issued and outstanding immediately prior thereto (other than Titan Common Stock held by Titan as treasury stock) will be converted into the right to receive
0.4302 shares (the "Exchange Ratio") of common stock, par value $0.01 per share (the "Company Common Stock"), of the Company.

    You have requested our opinion as to whether the Exchange Ratio is fair from a financial point of view to the holders of Titan Common Stock.

    In arriving at our opinion, we have, among other things:

    1. reviewed certain publicly available business and financial information relating to Titan, including (a) the Annual Report on Form 10-K and related audited financial statements for the fiscal year ended December 31, 1998, and (b) the unaudited financial statements for the fiscal quarters ended March 31, 1998, June 30, 1998, September 30, 1998, March 31, 1999, June 30, 1999, and September 30, 1999;

    2. reviewed certain estimates of Titan's reserves, including (a) estimates of proved oil and gas reserves prepared by Williamson Petroleum Consultants, Inc. as of December 31, 1998, (b) preliminary estimates of proved oil and gas reserves prepared by the management and staff of Titan as of January 1, 2000, and (c) preliminary estimates of additional oil and gas reserves prepared by the management and staff of Titan as of January 1, 2000;

    3. reviewed certain business and financial information relating to the Company, including (a) a draft dated December 8, 1999 of the unaudited financial statements for the fiscal years ended December 31, 1996, December 31, 1997, and December 31, 1998, and (b) a draft dated December 8, 1999 of the unaudited financial statements for the nine months ended September 30, 1998 and September 30, 1999;

    4. reviewed certain estimates of the Company's reserves, including (a) preliminary estimates of proved oil and gas reserves prepared by the managements and staffs of Titan and Union Oil as of January 1, 2000, and (b) preliminary estimates of additional oil and gas reserves prepared by the managements and staffs of Titan and Union Oil as of January 1, 2000;

    5. analyzed certain historical and projected financial and operating data of Titan and the Company following the Merger prepared by the management of Titan;

    6. discussed the current and projected operations and prospects of Titan and the Company, including estimates of potential cost savings and other potential synergies expected to result from the merger, with the managements and operating staffs of Titan and Union Oil, respectively;

    7.    reviewed the historical trading history of the Titan Common Stock;

    8. compared recent stock market capitalization indicators for Titan with the recent stock market capitalization indicators for certain other publicly traded companies;

    9. compared the financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

    10.   reviewed a draft dated December 10, 1999 of the Merger Agreement; and

    11. reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we have deemed necessary or appropriate.

    In preparing our opinion, we have assumed and relied upon, without assuming any responsibility for independently verifying, the accuracy and completeness of any information supplied or otherwise made available to us, discussed with us or reviewed by or for us by Titan and Union Oil. We have further relied upon the assurances of the management of Titan and Union Oil that they are unaware of any facts that would make the information provided to us incomplete or misleading in any material respect. With respect to projected financial and operating data and estimates of potential cost savings and other potential synergies expected to result from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of the management of Titan and Union Oil, as the case may be, relating to the future financial and operational performance of Titan and the Company. With respect to the estimates of oil and gas reserves, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Titan and Union Oil or Titan's engineering consultants relating to the oil and gas properties of Titan and Union Oil. We have not made an independent evaluation or appraisal of the assets or liabilities of Titan or the Company, nor have we been furnished with such an evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of Titan or the Company.

     In developing our opinion, we have relied upon Titan as to certain legal, tax, and accounting aspects of the transactions contemplated by the Merger Agreement. Consistent with the Merger Agreement, we have assumed that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and as part of a transaction under Section 351 of the Code. We have assumed that the Merger Agreement executed and delivered by the parties will contain identical financial and economic terms and otherwise be substantially similar to the draft Merger Agreement reviewed by us. We have further assumed that the Merger will be consummated on the terms and conditions contemplated in the Merger Agreement.

     We have not been asked to consider, and this opinion does not address, the prices at which the Titan Common Stock or the Company Common Stock will actually trade following the announcement or consummation of the Merger. Furthermore, we have not solicited, nor have we been requested to solicit, offers from other parties to acquire all or any part of Titan.

     Our opinion is rendered on the basis of conditions in the securities markets and the oil and gas markets prevailing as of the date hereof and the condition and prospects, financial and otherwise, of Titan and the Company as they have been represented to us as of the date hereof or as they were reflected in the materials and discussions described above.

     This opinion is for the use and benefit of the Board of Directors of Titan. Our opinion does not address the merits of the underlying decision by Titan to engage in the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Merger. As you are aware, we have acted as financial advisor to Titan and we will receive a fee from Titan, a portion of which is contingent upon the consummation of the Merger. We have also, in the past, provided financial advisory services to Titan and have received customary fees for such services. In the ordinary course of business, we or our affiliates may trade in the debt or equity securities of Titan or Union Oil for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of Titan Common Stock.


                                       Very truly yours,


                                       /s/ Jon C. Hughes

                                       PETRIE PARKMAN & CO., INC.

                                    PART II
                                    -------

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

          Section 102(b) of the Delaware General Corporation Law ("DGCL") allows a corporation to include in its certificate of incorporation a provision to eliminate or limit the personal liability of a director to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the registrant or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of a law, willfully or negligently authorized the unlawful payment of a dividend or approved an illegal stock repurchase (as provided in Section 174 of the DGCL) or obtained an improper personal benefit. The registrant's certificate of incorporation, as amended, contains provisions that eliminate directors' personal liability, in certain circumstances, as set forth below.

          The registrant's certificate of incorporation, as amended, provides, that a director will not be personally liable to the registrant or its stockholders for monetary damages for breach of duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

          The registrant's certificate of incorporation, as amended, provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the registrant, or serves, in any capacity, any corporation, partnership or other entity in which the registrant has a partnership or other interest, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the registrant to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in case of any such amendment, only to the extent that such amendment permits the registrant to provide broader indemnification rights than said law permitted the registrant to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

          Pursuant to the registrant's certificate of incorporation, as amended, it shall indemnify and hold harmless in such manner any person designated by the Board of Directors, or any authorized committee thereof, as a person subject to this indemnification provision, and who was or is made a party or is threatened to be made a party to a proceeding by reason of the fact that he, she or a person of whom he or she is the legal representative, is or was serving at the request of the Board of Directors of the registrant as a director, officer, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise whether such request is made before or after the acts taken or allegedly taken or events occurring or allegedly occurring which give rise to such proceeding.

          The registrant has a duty to indemnify any person seeking indemnification pursuant to the registrant's certificate of incorporation in connection with a proceeding (or part thereof) initiated by that person only if the proceeding (or part thereof) was authorized by the Board of Directors of the registrant.

     The registrant may, by action of its Board of Directors, provide indemnification to employees or agents of the registrant with the same scope and effect as the foregoing indemnification of directors and officers.

     The registrant may maintain insurance, at its expense, to protect itself and any director officer, employee or agent of the registrant or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the registrant would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Item 21.  Exhibits and Financial Statement Schedules.

          The following exhibits are filed as part of this Registration
Statement:

   Number                           Exhibit
   ------                           -------

     2.1 -- Agreement and Plan of Merger, dated as of December 13, 1999, by and among Union Oil Company of California, Pure Resources, Inc. (formerly named Titan Resources Holdings, Inc.), TRH, Inc. and Titan Exploration, Inc. (filed as Exhibit 2.1 to Titan Exploration, Inc.'s Current Report on Form 8-K as filed on December 23, 1999, and incorporated herein by reference).

     2.2*   -- Amendment No. 1 to Merger Agreement, dated as of April 14, 2000, by and among Union Oil Company of California, Pure Resources, Inc. (formerly named Titan Resources Holdings, Inc.), TRH, Inc. and Titan Exploration, Inc.

     3.1*   -- Certificate of Incorporation of Pure Resources, Inc. (formerly named Titan Resources Holdings, Inc.).

     3.2*   -- Certificates of Amendment of Certificate of Incorporation of Pure
               Resources, Inc. (formerly named Titan Resources Holdings, Inc.).

     3.3*   -- Bylaws of Pure Resources, Inc. (formerly named Titan Resources
               Holdings, Inc.).

     5.1*   -- Opinion of Vinson & Elkins L.L.P.

     8.1*   -- Opinion of Thompson & Knight L.L.P.

   Number                           Exhibit
   ------                           -------

     10.1* -- Registration Rights Agreement, dated December 13, 1999, by and between Pure Resources, Inc. (formerly named Titan Resources Holdings, Inc.) and Union Oil Company of California.

     10.2 -- Employment Agreement, dated December 13, 1999, by and between Pure Resources, Inc. (formerly named Titan Resources Holdings, Inc.) and Jack Hightower (filed as Exhibit 10.19 to Titan Exploration, Inc.'s Annual Report on Form 10-K, as amended, as filed on April 12, 2000, and incorporated herein by reference).

     10.3*  -- Pure Resources, Inc. (formerly named Titan Resources Holdings,
               Inc.) 1999 Incentive Plan.

     10.4*  -- Voting Agreement dated December 13, 1999 between Union Oil
               Company of California and Jack D. Hightower.

     10.5 -- Amended and Restated Stockholders Voting Agreement dated April 10, 2000 by and among Pure Resources, Inc. (formerly named Titan Resources Holdings, Inc.), Union Oil Company of California and Jack D. Hightower (filed as Exhibit 10.20 to Titan Exploration, Inc.'s Annual Report on Form 10-K, as amended, as filed on April 12, 2000, and incorporated herein by reference).

     10.6 -- Non-Dilution Agreement dated December 13, 1999 by and between Pure Resources, Inc. (formerly named Titan Resources Holdings, Inc.) and Union Oil Company of California (filed as Exhibit 10.21 to Titan Exploration, Inc.'s Annual Report on Form 10-K, as amended, as filed on April 12, 2000, and incorporated herein by reference).

     10.7 -- Business Opportunities Agreement, dated as of December 13, 1999, by and among Union Oil Company of California, Pure Resources, Inc. (formerly named Titan Resources Holdings, Inc.), TRH, Inc. and Titan Exploration, Inc. (filed as Exhibit 10.20 to Titan Exploration, Inc.'s Form 10-K, as amended, as filed on April 12, 2000, and incorporated herein by reference).

     10.8* -- Form of executive letter agreement to be entered into between Titan and each of its executive officers prior to the merger.

   Number                           Exhibit
   ------                           -------

     10.9*  -- Pure Resources, Inc. Equity Plan for Outside Directors.

     10.10* -- Form of Registration Rights Agreement by and between Jack D.
               Hightower and Pure Resources, Inc.

     21.1*  -- Subsidiaries of the registrant.

     23.1*  -- Consent of KPMG LLP, independent auditors.

     23.2*  -- Consent of PricewaterhouseCoopers LLP, independent auditors.

     23.3 -- Consent of Vinson & Elkins L.L.P. (contained in its opinion filed as Exhibit 5.1).

     23.4 -- Consent of Thompson & Knight L.L.P. (contained in its opinion filed as Exhibit 8.1).

     23.5* -- Consent of Williamson Petroleum Consultants, Inc., independent petroleum engineers.

     23.6*  -- Consent of Gary Dupriest, Vice President of Pure Resources.

     23.7* -- Consent of Twatchman Synder & Byrd, Inc., independent consultants.

     24.1* -- Power of attorney (included on the signature page of this Registration Statement).

     99.1*  -- Form of Proxy of Titan Exploration, Inc. (relating to the Special
               Meeting of the stockholders of Titan Exploration, Inc. described in the Proxy Statement/Prospectus forming a part of this Registration Statement).

     99.2* -- Consent of Jack D. Hightower to be named as about to become a director of Pure Resources, Inc.

     99.3* -- Consent of Graydon H. Laughbaum, Jr. to be named as about to become a director of Pure Resources, Inc.

     99.4* -- Consent of H D Maxwell to be named as about to become director a of Pure Resources, Inc.

     99.5* -- Consent of George G. Staley to be named as about to become a director of Pure Resources, Inc.

     99.6* -- Consent of Herbert C. Williamson, III to be named as about to become a director of Pure Resources, Inc.

     99.7*  -- Consent of Petrie Parkman & Co.

--------------
*    Filed herewith.

Item 22.  Undertakings.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) (1) The undersigned registrant undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sugarland, State of Texas, on the 17th day of April, 2000.

                                          Pure Resources, Inc.


                                          By:/s/ Timothy H. Ling
                                             -------------------
                                             Timothy H. Ling
                                             President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Barry Hoffman and Phillip Ballard, and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign on his behalf individually and in each capacity stated below any amendment, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

              Signature              Title                      Date
              ---------              -----                      ----


/s/ Timothy H. Ling        President and Director           April 17, 2000
-------------------        (Principal Executive Officer)
Timothy H. Ling


/s/ Darrell Chessum        Vice President, Treasurer        April 17, 2000
-------------------        and Director
Darrell Chessum            (Principal Financial and
                           Accounting Officer)